Filed Pursuant to Rule 424(b)(3)
                                                           File Number 333-90427

                             [State Bank letterhead]

               AFFILIATION PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholders:

         We cordially invite you to attend a special meeting of shareholders of The State Bank of the Alleghenies to be held at State Bank's main office located at 116 Riverside Avenue, Covington, Virginia on Tuesday, December 28, 1999 at 7:00 p.m.

         The purpose of the meeting will be to consider and vote on the affiliation of State Bank with F&M National Corporation, a bank holding company headquartered in Winchester, Virginia.

         AS A RESULT OF THE AFFILIATION, YOU WILL RECEIVE SHARES OF F&M COMMON STOCK WITH AN AGGREGATE MARKET VALUE OF $18.00, SUBJECT TO A MAXIMUM OF 0.651 AND A MINIMUM OF 0.554 SHARES, FOR EACH SHARE OF STATE BANK COMMON STOCK YOU OWN. IN GENERAL, YOU WILL NOT RECOGNIZE FEDERAL INCOME TAX GAIN OR LOSS FOR THE F&M COMMON STOCK YOU RECEIVE.

         The market value of F&M common stock will be determined at the affiliation date based on its average closing price over a 10 day period. Accordingly, the number of F&M shares you will receive in the affiliation cannot be determined now, although you will receive no less than 0.554 shares and no more than 0.651 shares for each State Bank share you own. On November 18, 1999, the closing price of F&M stock was $29.50. If this were the stock price just before the affiliation occurred, you would have received 0.610 shares of F&M common stock for each common share of State Bank you own. The most recent sale of State Bank common stock as of that date occurred on October 6, 1999 at $16.85 per share, based on information received by State Bank. These prices will fluctuate between now and the affiliation.

         THE AFFILIATION CANNOT BE COMPLETED UNLESS HOLDERS OF MORE THAN TWO-THIRDS OF STATE BANK COMMON STOCK APPROVE IT. If approved, we anticipate the affiliation will occur in early January 2000.

         This proxy statement/prospectus provides you with detailed information about the proposed affiliation. We encourage you to read this entire document carefully. You can also obtain more information about F&M in documents it has filed with the Securities and Exchange Commission and about State Bank in documents it has filed with the Federal Reserve.

         YOUR BOARD OF DIRECTORS HAS APPROVED THE AFFILIATION AND BELIEVES IT IS IN THE BEST INTERESTS OF STATE BANK AND YOU, OUR SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE AFFILIATION.

         We hope you can attend the special meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. IF YOU DO NOT RETURN YOUR CARD OR VOTE IN PERSON, THE EFFECT WILL BE A VOTE AGAINST APPROVAL OF THE AFFILIATION. You can revoke your proxy by writing to State Bank's Secretary any time before the meeting or by attending the meeting and voting in person.

         We look forward to seeing you at the meeting.

                                        Sincerely yours,

                                        Don E. Stone, Jr.
                                        President and Chief Executive Officer


--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities regulators have approved the F&M common stock to be issued in the affiliation or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

         This proxy statement/prospectus is dated November 19, 1999 and is expected to be mailed to shareholders on November 22, 1999.

                        THE STATE BANK OF THE ALLEGHENIES
                               Covington, Virginia
                            -------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 28, 1999
                            -------------------------

         A special meeting of shareholders of The State Bank of the Alleghenies ("State Bank") will be held on Tuesday, December 28, 1999 at 7:00 p.m. at State Bank's main office located at 116 Riverside Avenue, Covington, Virginia for the following purposes:

         1. To approve the Agreement and Plan of Reorganization, dated as of October 5, 1999, by and between F&M National Corporation ("F&M") and State Bank and a related plan of share exchange, providing for the affiliation of State Bank with F&M upon the terms and conditions therein, including, among other things, that each issued and outstanding share of State Bank common stock will be exchanged for shares of F&M common stock with an aggregate market value equal to $18.00, subject to a maximum of 0.651 and a minimum of 0.554 shares of F&M stock, with cash being paid instead of issuing fractional shares. The affiliation agreement is enclosed as Appendix I to the accompanying proxy statement/prospectus.

         2. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the meeting.

                  The Board of Directors has fixed November 17, 1999, as the record date for the special meeting. Only holders of record of State Bank common stock at the close of business on that date are entitled to receive notice of and to vote at the special meeting or any adjournments or postponements of the meeting.


                                          By Order of the Board of Directors



                                          Benny A. Williams, Jr.
                                          Secretary



November 19, 1999



         PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

         THE BOARD OF DIRECTORS OF STATE BANK UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE AFFILIATION AGREEMENT.

                   QUESTIONS AND ANSWERS ABOUT THE AFFILIATION



Q: WHY IS STATE BANK AFFILIATING  WITH F&M?

A: Both the State Bank Board and the F&M Board believe the affiliation is in the best interests of their respective companies and will provide significant benefits to you, and their customers and employees. The boards' believe the affiliation will permit the combined operations of State Bank and F&M to be better positioned to be a stronger competitor in the rapidly changing and consolidating financial services industry in Virginia. To review the background and reasons for the affiliation in greater detail, see pages 11 through 14.

Q: WHAT WILL I RECEIVE IN THE AFFILIATION?

A: You will receive the number of shares of F&M common stock that have an aggregate market value equal to $18.00, subject to a maximum of 0.651 shares and a minimum of 0.554 shares, in exchange for each share of State Bank common stock you hold. The market value of F&M common stock will be its average closing price as reported on the New York Stock Exchange for each of the ten consecutive trading days ending on the sixth business day before the date of the affiliation.

         Because the market price of F&M common stock fluctuates, the number of shares you will receive in the affiliation cannot be determined at this time, although you will receive no more than 0.651 shares and no less than 0.554 shares of F&M stock for each State Bank share you own. As an example, based on the $29.50 closing price of F&M common stock on November 18, 1999, you would have received 0.610 shares of F&M common stock for each common share of State Bank you own. The most recent sale of State Bank common stock occurred on October 6, 1999 at $16.85 per share, based on information received by State Bank.


Q: WHAT ARE THE TAX CONSEQUENCES OF THE AFFILIATION TO ME?

A: We expect that the exchange of shares by you generally will be tax-free to you for federal income tax purposes. You will, however, have to pay taxes on cash received for fractional shares. To review the tax consequences to you in greater detail, see pages 25 and 26.

YOUR TAX CONSEQUENCES WILL DEPEND ON YOUR PERSONAL SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE AFFILIATION TO YOU.

Q: WILL I RECEIVE DIVIDENDS AFTER THE AFFILIATION?

A: For more than 56 consecutive years, F&M has paid dividends to its shareholders. State Bank has paid dividends on its common stock for 16 years. F&M currently pays a quarterly dividend of $0.235 per share. F&M expects that it will continue to pay at least this amount in quarterly dividends. After the affiliation, the F&M Board will use its discretion to decide whether and when to declare dividends and in what amount.

Q: WHAT AM I BEING ASKED TO VOTE UPON?

A: You are being asked to approve the affiliation agreement. The affiliation agreement provides for the acquisition by F&M of State Bank, and for the exchange of each of your shares of State Bank common stock for shares of F&M common stock that have an aggregate market value of $18.00, subject to a maximum of 0.651 and a minimum of 0.554 shares of F&M stock for each State Bank share. After the transaction, State Bank will continue to operate a separate banking subsidiary of F&M under the name of "F&M Bank-Highlands." Approval of the affiliation requires the affirmative vote of more than two-thirds of State Bank common stock.

         THE STATE BANK BOARD APPROVED AND ADOPTED THE AFFILIATION AGREEMENT AND RECOMMENDS VOTING FOR THE APPROVAL OF THE AFFILIATION AGREEMENT.

Q: WHAT SHOULD I DO NOW?

A: Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed envelope as soon as possible, so that your shares will be represented at the meeting.

         If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the affiliation. If you do not sign and send in your proxy or you abstain or if you do not vote in person, it will have the effect of a vote against the affiliation.

         The special meeting will take place at 7:00 p.m. on Tuesday, December 28, 1999. You may attend the meeting and vote your shares in person, rather than voting by proxy. In addition, you may withdraw your proxy up to and including the day of the meeting by following the directions on page 10 and either change your vote or attend the meeting and vote in person.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares of State Bank common stock only if you provide instructions on how to vote. You should instruct your broker how to vote your shares following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted and this will have the effect of voting against the affiliation.

Q: WHEN IS THE AFFILIATION EXPECTED TO BE COMPLETED?

A: We are working to complete the affiliation in early January 2000.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the affiliation is completed we will send you written instructions for exchanging your State Bank common stock certificates for F&M common stock certificates.


                       WHO CAN HELP ANSWER YOUR QUESTIONS?

         If you want additional copies of this document, or if you want to ask any questions about the affiliation, you should contact:

                             Benny A. Williams, Jr.
                                    Secretary
                        The State Bank of the Alleghenies
                            116 West Riverside Avenue
                                  P. O. Box 860
                            Covington, Virginia 24426
                            Telephone: (540) 965-1100

                                TABLE OF CONTENTS


                                                                            Page

QUESTIONS AND ANSWERS ABOUT THE AFFILIATION....................................i
SUMMARY........................................................................1
THE SPECIAL MEETING............................................................9
THE AFFILIATION...............................................................10
         Terms of the Affiliation.............................................10
         Background of and Reasons for the Affiliation........................11
         Opinion of Financial Advisor.........................................15
         Effective Date.......................................................20
         Surrender of Stock Certificates......................................20
         Representations and Warranties; Conditions to the Affiliation........20
         Regulatory Approvals.................................................21
         Business Pending the Affiliation.....................................21
         No Solicitation; Board Action........................................22
         Waiver, Amendment and Termination....................................23
         Termination Fee......................................................23
         Resales of F&M Common Stock..........................................24
         Accounting Treatment.................................................24
         Interests of Certain Persons in the Affiliation......................25
         Material Federal Income Tax Consequences.............................25
         Dissenters' Rights...................................................26
         Certain Differences in Rights of Shareholders........................28
         Expenses of the Affiliation..........................................28
         Cautionary Statement Concerning Forward-Looking Statements...........29
MARKET PRICES AND DIVIDENDS...................................................29
THE STATE BANK OF THE ALLEGHENIES.............................................31
         General..............................................................31
         History and Business.................................................31
         Competition..........................................................32
BUSINESS OF F&M ..............................................................32
         History and Business.................................................32
         F&M's Acquisition Program............................................33
COMPARATIVE RIGHTS OF SHAREHOLDERS............................................33
DESCRIPTION OF F&M CAPITAL STOCK..............................................38
OTHER MATTERS.................................................................39
EXPERTS.......................................................................39
LEGAL OPINIONS................................................................39
WHERE YOU CAN FIND MORE INFORMATION...........................................40

APPENDICES
   I     Agreement and Plan of Reorganization and Plan of Share Exchange
   II    Opinion of Baxter Fentriss and Company
   III State Bank's Annual Report on Form 10-K for the year ended December 31, 1998
   IV State Bank's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999
   V Article 15 of the Virginia Stock Corporation Act Relating to Dissenters' Rights

                                     SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the affiliation more fully, and for a more complete description of the legal terms of the affiliation, you should read carefully this entire document and the documents to which we refer you. See "Where You Can Find More Information" on page 40.


EXCHANGE RATIO TO BE NUMBER OF SHARES OF F&M COMMON STOCK WITH MARKET VALUE OF $18.00 FOR EACH STATE BANK SHARE; MAXIMUM OF 0.651 AND MINIMUM OF 0.554 F&M SHARES FOR EACH STATE BANK SHARE (PAGE 10)

     As a result of the affiliation, you will receive shares of F&M common stock that have an aggregate market value equal to $18.00, subject to a maximum of
0.651 and a minimum of 0.554 shares, for each share of State Bank common stock you own. The market value of F&M common stock will be its average closing price as reported on the New York Stock Exchange for each of the ten consecutive trading days ending on the sixth business day before the date of the affiliation. The number of shares of F&M common stock for which each outstanding share of State Bank common stock will be exchanged will be established by dividing $18.00 by the F&M average closing price. If the F&M average closing price is $32.50 or greater, you will receive 0.554 shares of F&M stock, and if the average closing price is $27.65 or less, you will receive 0.651 shares of F&M stock, for each State Bank share you own.

     Because the market price of F&M common stock fluctuates, the number of shares you will receive in the affiliation cannot be determined at this time. As an example, however, based on the $29.50 closing price of F&M common stock on November 18, 1999, you would have received 0.610 shares of F&M common stock for each common share of State Bank you own.

NO FEDERAL INCOME TAX ON SHARES RECEIVED IN AFFILIATION (PAGE 25)

     We expect that you will not recognize any gain or loss for federal income tax purposes as a result of the affiliation, except with respect to cash received instead of any fractional share. F&M's attorneys will issue a legal opinion to this effect, the form of which we have included as an exhibit to the registration statement filed with the Securities and Exchange Commission for the shares to be issued in the affiliation.

     TAX MATTERS ARE COMPLICATED, AND TAX RESULTS MAY VARY AMONG SHAREHOLDERS. We urge you to consult with your own tax advisor to understand fully how the affiliation will affect you.

F&M DIVIDEND POLICY FOLLOWING THE AFFILIATION

     F&M currently pays quarterly dividends of $0.235 per share of common stock. F&M expects that it will continue to pay at least this amount in quarterly dividends, but may change that policy based on business conditions, F&M's financial condition and earnings or other factors.

     F&M's next dividend is payable January 25, 2000 to shareholders of record on December 24, 1999. Because the affiliation will not be effective by December 24, 1999, the dividend will not be paid on shares of F&M common stock issued in the affiliation to State Bank's shareholder. However, State Bank will pay a dividend of $0.16 per share on November 22, 1999, to its shareholders of record on November 10, 1999.

STATE BANK BOARD RECOMMENDS SHAREHOLDER APPROVAL (PAGE 10)

     The State Bank Board approved the affiliation and the affiliation agreement. The Board believes that the affiliation is fair to you and in your best interests. The State Bank Board recommends that you vote "FOR" approval of the affiliation. The State Bank Board believes that, as a result of the affiliation, State Bank shareholders will have less financial risk, have greater liquidity, and will experience greater stock value appreciation than they would if State Bank remained independent.

EXCHANGE RATIO FAIR TO SHAREHOLDERS, ACCORDING TO INVESTMENT BANK (PAGE 15)

     Baxter Fentriss and Company has given an opinion to the State Bank Board that the exchange ratio is fair from a financial point of view to State Bank shareholders. A copy of the fairness opinion, setting forth the information reviewed, assumptions made and matters considered, is attached to this proxy statement/prospectus as Appendix II. We encourage you to read the opinion carefully. If the affiliation is completed, Baxter Fentriss and Company will receive a fee equal to approximately $530,000 in exchange for its advice and for providing its fairness opinion.

MEETING TO BE HELD DECEMBER 28, 1999 (PAGE 9)

     The special shareholders' meeting will be held on Tuesday, December 28, 1999 at 7:00 p.m. at State Bank's main office located at 116 Riverside Avenue, Covington, Virginia.

THE COMPANIES (PAGES 31 AND 32)

F&M NATIONAL CORPORATION
9 Court Square
Winchester, Virginia  22601
(540) 665-4200

     F&M is a multi-bank holding company headquartered in Winchester, Virginia. F&M has seven banking affiliates in Virginia, one bank affiliate in West Virginia and one bank affiliate in Maryland which serve the Shenandoah Valley, northern, central and southside Virginia, the eastern panhandle of West Virginia and the counties of Montgomery and Prince George's in Maryland. At September 30, 1999, F&M had total assets of $2.9 billion, total deposits of $2.5 billion and total shareholders' equity of $291.3 million.

THE STATE BANK OF THE ALLEGHENIES
116 West Riverside Avenue
P.O. Box 860
Covington, Virginia 24426
(540) 965-1100

     State Bank is a community bank headquartered in Covington, Virginia that operates three banking offices in the Alleghany and Bath County area. At September 30, 1999, State Bank had total assets of $156.0 million, total deposits of $138.7 million and total shareholders' equity of $17.3 million.

THE AFFILIATION (PAGE 10)

     The affiliation agreement provides that after the share exchange State Bank will continue to operate as a separate banking subsidiary of F&M under the name "F&M Bank-Highlands." The affiliation agreement and the related plan of share exchange are attached to this proxy statement/prospectus as Appendix I. We encourage you to read the affiliation agreement, as it is the legal document that governs the affiliation.

TWO-THIRDS STATE BANK SHAREHOLDER VOTE REQUIRED (PAGE 9)

     Approval of the affiliation requires the affirmative vote of more than two-thirds of the outstanding shares of State Bank common stock. Your failure to vote will have the effect of a vote against approval of the affiliation. Certain directors and executive officers of State Bank own about 14.5% of the shares entitled to vote at the meeting, and we expect them to vote their shares in favor of the affiliation.

     Brokers who hold shares of State Bank common stock as nominees will not have authority to vote such shares with respect to the affiliation unless shareholders provide voting instructions.

     The affiliation does not require the approval of F&M's shareholders.

RECORD DATE SET AT NOVEMBER 17, 1999; ONE VOTE PER SHARE OF STATE BANK STOCK (PAGE 9)

     You are entitled to vote at the special meeting if you owned shares of State Bank common stock at the close of business on November 17, 1999. On November 17, 1999, there were 2,960,000 shares of State Bank common stock outstanding.

     You will have one vote at the meeting for each share you owned on November 17, 1999.

MONETARY BENEFITS TO MANAGEMENT IN THE AFFILIATION (PAGE 25)

     When considering the recommendation of the State Bank Board, you should be aware that some State Bank directors and officers have interests in the affiliation that differ from the interests of other State Bank shareholders.
State Bank's President and Chief Executive Officer, Don E. Stone, Jr., will remain Chief Executive Officer and will become Vice Chairman of the State Bank board. Benny A. Williams, Jr., Executive Vice President of State Bank, will succeed Mr. Stone as President and also will become Chief Administrative Officer of State Bank. Mr. Williams also will succeed Mr. Stone as Chief Executive Officer on July 1, 2000. After stepping down as Chief Executive Officer, Mr. Stone will receive an annual fee of $50,000 for two years in accordance with an agreement to be entered into with F&M. Mr. Williams has been offered a three-year agreement that will provide severance payments and other benefits if there is a change in control of F&M. In addition, a split dollar insurance plan will be gifted to each of Messrs. Stone and Williams, and H.C. Rhodes, Jr., State Bank's Senior Vice President.

     The State Bank Board was aware of these and other interests and considered them before approving and adopting the affiliation agreement.

CONDITIONS THAT MUST BE SATISFIED FOR THE AFFILIATION TO OCCUR (PAGE 20)

     The following conditions must be met for us to complete the affiliation:

o        approval of the affiliation by State Bank shareholders;

o approval from the New York Stock Exchange for the listing of the F&M common stock to be issued;

o the continuing effectiveness of F&M's registration statement filed with the Securities and Exchange Commission;

o receipt by F&M of a letter from its accountants stating that the affiliation qualifies for pooling of interests accounting treatment; and

o receipt of a legal opinion concerning the tax consequences of the affiliation.

     We cannot complete the affiliation unless we obtain the approval of the Board of Governors of the Federal Reserve System and the Virginia State Corporation Commission. On November 9, 1999, applications were filed with the Federal Reserve and the Virginia State Corporation Commission. While we cannot predict whether or when we will obtain all required regulatory approvals, we see no reason why the approvals will not be obtained in a timely manner.

     Unless prohibited by law, either State Bank or F&M could elect to waive a condition that has not been satisfied and complete the affiliation anyway.

TERMINATION OF THE AFFILIATION AGREEMENT (PAGE 23)

     We can agree to terminate the affiliation agreement at any time without completing the affiliation. Either company may also terminate the affiliation agreement in the following circumstances:

o        the affiliation is not completed on or before June 30, 2000; or

o if any event occurs which renders impossible, in a material way, the satisfaction by one company of one or more of the conditions described above, unless the other company waives such satisfaction.

TERMINATION FEE (PAGE 23)

     To discourage other companies from acquiring State Bank, the affiliate agreement can be terminated by F&M if another party attempts to acquire control of State Bank. If F&M terminates the agreement under those circumstances, State Bank has agreed to pay F&M a termination fee of $2.0 million. As of the date of this document, we do not believe an event that would cause the payment of the termination fee has occurred.

AFFILIATION TO TAKE PLACE IN EARLY JANUARY 2000 (PAGE 20)

     The affiliation will become effective at the date and time stated on the certificate of share exchange issued by the Virginia State Corporation Commission. We anticipate the affiliation will take place in early January 2000.

DISTRIBUTION OF STOCK CERTIFICATES (PAGE 20)

     After the affiliation, you will need to exchange your State Bank stock certificates for certificates representing F&M common stock. F&M will have its exchange agent mail to you instructions on how to exchange your shares. After turning in your certificates to the exchange agent, you will be mailed certificates representing shares of F&M common stock.

F&M TO USE POOLING OF INTEREST ACCOUNTING TREATMENT (PAGE 24)

     We expect that the affiliation will be accounted for as a pooling of interests. This will enhance future earnings of F&M by avoiding the creation of goodwill relating to the affiliation and enable F&M to also avoid charges against future earnings resulting from amortizing goodwill. This accounting method also means that after the affiliation F&M will report financial results as if State Bank had always been combined with F&M.

DISSENTERS' RIGHTS (PAGE 26)

     If you file a demand for appraisal before the vote on the affiliation, and do not vote for the affiliation, you may have the right to obtain a cash payment for the "fair value" of your shares of State Bank common stock, excluding any element of value arising from the affiliation. To exercise these rights, you must comply with the procedural requirements of Article 15 of the Virginia Stock Corporation Act, which we have attached to this proxy statement/prospectus as Appendix V. The
"fair value" of State Bank common stock would be determined in judicial proceedings, and we cannot predict what the results would be. Failure to take any of the steps required under Article 15 may result in a loss of dissenter's rights.

SHARE PRICE INFORMATION

     F&M common stock is listed on the New York Stock Exchange. State Bank common stock is not registered on any exchange, traded in the over-the-counter market, or quoted by the Nasdaq Stock Market. State Bank common stock has periodically been sold in a limited number of privately negotiated transactions. Based on information made available to it, State Bank believes that the most recent sale of State Bank common stock as of October 5, 1999, the last business day before the public announcement of the affiliation, occurred on August 18, 1999 at a price of $17.50 per share. On October 5, 1999, F&M stock closed at $27.43. To the best knowledge of State Bank, between October 5, 1999 and November 18, 1999, the only sale of State Bank common stock occurred on October 6 at a price of $16.85 per share. On November 18, 1999, F&M stock closed at $29.50.

LISTING OF F&M STOCK

     F&M will list the shares of its common stock to be issued in the affiliation on the New York Stock Exchange.

MARKET PRICES

     This table provides the last reported sale price of F&M common stock on the NYSE and the most recent sale price of State Bank common stock to the best knowledge of State Bank as of the close of business on October 5, 1999, the last business day before the public announcement of the affiliation, and November 18, 1999, the last practicable date before the mailing of this proxy statement/prospectus. Based on information made available to it, State Bank believes the sales occurred on August 18 and October 6, 1999.

                                              Market Price Per Share
                                ------------------------------------------------
                                         F&M                  State Bank
                                     Common Stock            Common Stock
                                     ------------            ------------
October 5, 1999...............          $27.43                 $17.50
November 18, 1999.............          $29.50                 $16.85

     If the affiliation had been effective on October 5, 1999, the exchange ratio would have been 0.651 shares of F&M common stock for each share of State Bank common stock, using the closing price for F&M common stock on the NYSE on October 5, 1999 of $27.43 as the average closing price. If the affiliation had been effective on November 18, 1999, the exchange ratio would have been 0.610 shares of F&M common stock per share of State Bank common stock, using the closing price of F&M common stock on November 18, 1999 of $29.50 as the average closing price.

     We urge you to obtain current market quotations for F&M common stock. We expect that the market price of F&M common stock will fluctuate and likely change before the exchange ratio is fixed and the affiliation is completed. As a result, the number of shares of F&M common stock that you will receive in the affiliation may increase or decrease prior to the date of the affiliation. However, you will not receive more than 0.651 shares or less than 0.554 shares of F&M common stock for each State Bank share you own. See "Market Prices and Dividends" on page 29 for more information.

COMPARATIVE PER SHARE INFORMATION

     The following table shows information about our earnings per share, cash dividends per share and book value per share, and similar information reflecting the affiliation which we refer to as "pro forma" information. In presenting the comparative pro forma information for certain time periods, we assumed that we had been affiliated throughout those periods.

     We also assumed that we will treat our companies as if they had always been combined for accounting and financial reporting purposes, a method known as "pooling of interests" accounting. The information listed as "pro forma equivalent" was obtained by multiplying the pro forma amounts by an assumed exchange ratio of 0.610. This assumed exchange ratio is based on the $29.50 closing price of F&M common stock on the NYSE on November 18, 1999, the last practicable date before the mailing of this proxy statement/prospectus. We present this information to reflect the fact that you will receive less than one share of F&M common stock for each share of State Bank common stock you own, and no more than 0.651 shares and no less than 0.554 shares of F&M common stock will be exchanged in the affiliation for each State Bank share. We have not used these maximum and minimum numbers in the table because the F&M stock price on

November 18, 1999 was $29.50 which, under the terms of the affiliation agreement, would result in the exchange ratio assumed in the table. We are using the assumed exchange ratio for illustrative and informational purposes only. It may not be the exchange ratio on which the number of shares of F&M common stock you will receive in the affiliation is based.

     We expect that we will incur reorganization and restructuring expenses as a result of the affiliation. We also anticipate that the affiliation will provide F&M and State Bank with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, doesn't attempt to predict or suggest future results.

     The information in the following table is based on the historical financial information that F&M presented in its Securities and Exchange Commission filings and State Bank presented in its Federal Reserve filings. The amounts previously reported by F&M in quarterly and annual reports for the periods presented have been retroactively restated to reflect the acquisition of Security Bank Corporation on March 22, 1999 and a three percent stock dividend effective August 11, 1999. We have incorporated this material into this proxy statement/prospectus by reference. See "Where You Can Find More Information" on page 40.


                                   NINE MONTHS ENDED         YEAR ENDED
                                      SEPTEMBER 30,          DECEMBER 31,
                                                    ----------------------------
                                          1999         1998      1997      1996
                                          ----         ----      ----      ----
EARNINGS PER COMMON SHARE
  BASIC:
   State Bank historical.............. $  0.72      $  0.84   $  0.83   $  0.75
   F&M historical.....................    1.34         1.57      1.45      1.37
   Pro forma combined.................    1.33         1.56      1.44      1.36
   State Bank pro forma equivalent....    0.81         0.95      0.88      0.83

  DILUTED:
   State Bank historical.............. $  0.72      $  0.84   $  0.83   $  0.75
   F&M historical.....................    1.33         1.56      1.44      1.35
   Pro forma combined.................    1.32         1.54      1.43      1.35
   State Bank pro forma equivalent....    0.81         0.94      0.87      0.82

  CASH DIVIDENDS DECLARED PER COMMON
    SHARE
   State Bank historical.............. $  0.24      $  0.35   $  0.30   $  0.25
   F&M historical.....................    0.67         0.76      0.73      0.69
   Pro forma combined.................    0.67         0.76      0.73      0.69
   State Bank pro forma equivalent....    0.41         0.46      0.45      0.42


                                      SEPTEMBER 30,           DECEMBER 31,
                                          1999                   1998
                                          ----                   ----
  BOOK VALUE PER COMMON SHARE
   State Bank historical.............. $  5.86                $  5.72
   F&M historical.....................   12.67                  13.11
   Pro forma combined.................   12.45                  12.83
   State Bank pro forma equivalent....    7.59                   7.83

SELECTED FINANCIAL DATA

     We are providing the following information to help you analyze the financial aspects of the affiliation. We derived this information from audited financial statements for 1994 through 1999 and unaudited financial statements for the nine months ended September 30, 1999. This information is only a summary, and you should read it in conjunction with the historical financial statements and the related notes contained in the annual and quarterly reports and other documents that F&M has filed with the Securities and Exchange Commission and State Bank has filed with the Federal Reserve. See "Where You Can Find More Information" on page 40. The amounts previously reported by F&M in quarterly and annual reports for the periods presented have been retroactively restated to reflect the acquisition of Security Bank Corporation on March 22, 1999 and a three percent stock dividend effective August 11, 1999. You should not rely on the nine-month information as being indicative of results expected for the entire year.

                                      F&M - HISTORICAL FINANCIAL INFORMATION
                            (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                          NINE MONTHS ENDED
                            SEPTEMBER 30,                             YEAR ENDED DECEMBER 31,
                   -------------------------    -------------------------------------------------------------
                        1999          1998          1998         1997         1996         1995         1994
                        ----          ----          ----         ----         ----         ----         ----
Net interest
  income..........  $   93,763  $    88,903   $   119,518  $   112,684  $   104,720  $    98,652  $    92,866
Net income........      31,002       27,086        36,465       33,330       31,543       27,297       25,619
Diluted
  earnings
  per share.......        1.33         1.16          1.56         1.44         1.35         1.18         1.14
Cash
  dividends
  per share.......        0.67         0.57          0.76         0.73         0.69         0.61         0.54
Book value
  per share.......       12.67        12.85         13.11        12.11        11.25        10.76         9.68
Total assets......   2,922,258    2,819,492     2,949,934    2,734,293    2,508,202    2,390,636    2,189,942
Shareholders'
  equity..........     291,324      289,491       295,019      272,651      253,303      239,831      211,316

                                STATE BANK - HISTORICAL FINANCIAL INFORMATION
                            (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                           NINE MONTHS ENDED
                             SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                        ------------------------    -------------------------------------------------------------
                        1999          1998          1998          1997        1996         1995         1994
                        ----          ----          ----          ----        ----         ----         ----
Net interest
  income...........     $4,400  $    4,149      $   5,567   $    5,414   $    5,064  $    4,613   $    4,494
Net income.........      2,141       2,018          2,473        2,444        2,221       2,001        1,886
Diluted earnings
  per share........       0.72        0.68           0.84         0.83         0.75        0.68         0.64
Cash dividends
  per share........       0.24        0.21           0.35         0.30         0.25        0.20         0.16
Book value
  per share........       5.86        5.76           5.72         5.17         4.57        4.17         3.56
Total assets.......    156,381     149,490        149,982      141,145      134,035     122,484      115,979
Shareholders'
  equity...........     17,349      17,055         16,929       15,297       13,541      12,289       10,496

                               THE SPECIAL MEETING

DATE, PLACE AND TIME

         We are furnishing this proxy statement/prospectus and the enclosed form of proxy to you in connection with the solicitation of proxies by the board of directors of State Bank for use at a special meeting of shareholders of State Bank. The special meeting will be held at State Bank's main office located at 116 Riverside Avenue, Covington, Virginia on Tuesday, December 28, 1999 at 7:00 p.m.

PURPOSE OF THE SPECIAL MEETING

         The purpose of the special meeting is to consider and vote upon the Agreement and Plan of Reorganization, dated as of October 5, 1999, by and between F&M and State Bank, and a related plan of share exchange. The affiliation agreement is attached to this proxy statement/prospectus as Appendix I and is incorporated in this document by this reference.

RECORD DATE

         Only shareholders of record at the close of business on November 17, 1999, the record date, are entitled to notice of and to vote at the special meeting or any adjournment thereof. At the close of business on November 17, 1999, there were 2,960,000 shares of State Bank common stock issued and outstanding held by approximately 1,107 shareholders of record.

VOTE REQUIRED

         Each share of State Bank common stock outstanding on November 17, 1999, entitles the holder to cast one vote upon each matter properly submitted at the special meeting. Approval of the affiliation requires the affirmative vote of the holders of more than two-thirds of the shares of State Bank common stock outstanding as of November 17, 1999, in person or by proxy.

         Brokers who hold shares of State Bank common stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners of those shares. Any shares of State Bank common stock for which a broker has submitted an executed proxy but for which the beneficial owner of the shares has not given instructions on voting to such broker are referred to as "broker non-votes." This is important because abstentions and broker non-votes will be counted for purposes of establishing the presence of a quorum at the meeting and also will be counted and will have the effect of a vote against the proposal to approve the affiliation.

         BECAUSE APPROVAL OF THE AFFILIATION REQUIRES THE AFFIRMATIVE VOTE OF MORE THAN TWO-THIRDS OF THE OUTSTANDING SHARES OF STATE BANK COMMON STOCK, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE AFFILIATION AGREEMENT. ACCORDINGLY, THE STATE BANK BOARD URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

         As of November 17, 1999, directors and executive officers of State Bank and their affiliates, beneficially owned an aggregate of 429,390 shares of State Bank common stock, or 14.5% of the shares of State Bank common stock outstanding on that date. We currently expect that all directors and executive officers of State Bank will vote their shares of State Bank common stock in favor of the affiliation.

VOTING AND REVOCATION OF PROXIES

         A form of proxy is enclosed with this proxy statement/prospectus. You are requested to complete, date and sign the form of proxy and return it promptly to State Bank in the enclosed envelope. If a proxy is properly executed and returned in time for voting, it will be voted in accordance with the instructions indicated on the proxy. If a proxy is signed and returned without indicating any voting instructions, shares of State Bank common stock represented by the proxy will be voted "FOR" the affiliation and in the discretion of the individuals named as proxies as to any other matter that may come before the special meeting or any adjournment or postponement thereof including, among other things, a motion to adjourn or postpone the special meeting to another time and/or place, for the purpose of soliciting additional proxies or otherwise. No proxy which is voted against the affiliation will be voted in favor of any such adjournment or postponement.

         A proxy may be revoked at any time before it is voted. You may revoke a proxy by giving written notice of revocation to State Bank, by executing and delivering a substitute proxy to State Bank or by attending the special meeting and voting in person. If you wish to revoke a proxy by written notice, please mail the notice so that it is received on or before December 27, 1999, to Secretary, The State Bank of the Alleghenies, 116 West Riverside Avenue, P.O. Box 860, Covington, Virginia 24426.

SOLICITATION OF PROXIES

         State Bank will bear the costs of this solicitation of proxies. Solicitations may be made by mail, telephone, telegraph or personally by directors, officers and employees at State Bank, none of whom will receive additional compensation for performing such services. F&M will pay all of the expenses of printing and mailing of this proxy statement/prospectus.

RECOMMENDATION

         The board of directors of State Bank has approved the affiliation agreement and the transactions contemplated thereby. The State Bank board believes that the proposed transaction is fair to and in the best interests of State Bank and its shareholders. The State Bank board unanimously recommends that you vote "FOR" approval of the affiliation.

                                 THE AFFILIATION

         The following is a summary description of the material aspects of the affiliation. This description does not purport to be complete and is qualified in its entirety by reference to the appendices attached to this proxy statement/prospectus, including the affiliation agreement and the plan of share exchange, which are attached as Appendix I to this proxy statement/prospectus. We urge you to read the appendices in their entirety.

TERMS OF THE AFFILIATION

         The affiliation agreement provides for the exchange of each outstanding share of State Bank common stock for a number of shares of F&M common stock to be determined closer to the affiliation date. At the date and time the affiliation is effected, each outstanding share of State Bank common stock will be converted into the right to receive shares of F&M common stock having an aggregate market value of $18.00 per share provided, however, that in no event will F&M issue more than 0.651 shares or less than 0.554 shares of its common stock for each share of State Bank common stock. F&M will then serve as the parent bank holding company for State Bank, which will continue to carry on its banking business in substantially the same manner as before the affiliation under the name "F&M Bank-Highlands."

         The market value of F&M common stock will be its average closing price as reported on the NYSE for each of the ten consecutive trading days ending on the sixth business day prior to the effective date of the affiliation. The number of shares of F&M common stock that will be exchanged for each outstanding share of State Bank common stock will then be established by dividing $18.00 by the average closing price of F&M common stock. This will be the "exchange ratio." If the F&M average closing price is $32.50 or greater, you will receive
0.554 shares of F&M stock, and if the average closing price is $27.65 or less, you will receive 0.651 shares of F&M stock, for each State Bank share you own.

         No fractional shares of F&M common stock will be issued. Rather, cash, without interest, will be paid instead of any fractional share interest based on the average closing price of F&M common stock. The exchange ratio will be adjusted to reflect any stock split, stock dividend, recapitalization or similar transaction with respect to F&M common stock.

         State Bank has no right to terminate the affiliation solely as a result of a decrease in the exchange ratio below a specified level. Similarly, F&M has no right to terminate the affiliation solely as a result of an increase in the exchange ratio above a specified level. We can give no assurance as to the average closing price of F&M common stock for the affiliation, or the actual exchange ratio at which your shares are exchanged as of the effective date, or as to the market or trading value of F&M common stock following the effective date of the affiliation.

         Shareholders of State Bank are entitled to exercise their dissenters' rights with respect to the affiliation. See "--Dissenters' Rights."

BACKGROUND OF AND REASONS FOR THE AFFILIATION

         Background of the Affiliation. During the last several years there have been significant developments in the banking and financial services industries. These developments have included increased emphasis and dependence on automation, specialization of products and services, increased competition from other financial institutions, increased competition from other less regulated financial service institutions, and a trend toward consolidation.

         To address the changing financial and regulatory landscape, and as part of its ongoing strategic planning process, State Bank's board annually addresses the operational and financial performance of the bank and seeks to enhance the income growth opportunities available to the bank. Over the last two years, State Bank's management and board have engaged in various, less formal, discussions relating to State Bank's possible acquisition of other financial institutions to augment and diversify State Bank's core income growth in order to create ongoing shareholder value. For a variety of reasons, including stock liquidity issues, lack of a formal market for State Bank's common stock, price expectations of potential acquisition candidates and the lack of branch opportunities, and other related matters, State Bank had not been able to expand in this regard.

         During late 1998, Rodney Martin, Managing Director at Baxter Fentriss and Company, an investment banking firm specializing in providing investment banking services to financial institutions, contacted Don Stone, President and Chief Executive Officer of State Bank, about a possible acquisition by State Bank of branches in markets outside of State Bank's operating area. While those discussions were not fruitful, as part of the discussion, Mr. Stone inquired as to other opportunities that might be available or that might be pursued and asked to meet with Mr. Martin in November of 1998. As a result of this original meeting and additional conversations about State Bank's strategic process, Mr. Stone asked Mr. Martin to return in December to discuss generally the merger and acquisition environment, including pricing, structure, and current events from the perspective of either an acquiror or acquiree.

         On December 22, 1998, Mr. Martin and Jim Baxter, President of Baxter Fentriss, met with Mr. Stone to discuss the current merger and acquisition environment, potential acquisition opportunities, trends in pricing and structure, current events, and the proposed changes to accounting practices surrounding merger and acquisition transactions. After reviewing the information supplied by representatives of Baxter Fentriss, Mr. Stone shared the information with the State Bank board and proposed a meeting to review the information presented by Baxter Fentriss as part of State Bank's ongoing strategic planning process.

         On January 26, 1999, Baxter Fentriss met with the State Bank board to address the matters previously presented to Mr. Stone and those identified by the board. On February 17, 1999, as a result of this review, State Bank engaged Baxter Fentriss to explore alternatives available to State Bank to maximize shareholder value. With assistance from Baxter Fentriss, the State Bank board reviewed the economic and competitive conditions in State Bank's market areas, changes in the banking industry, the trend toward consolidation among depository institutions nationally and in Virginia, merger market prices paid for depository institutions, and proposed accounting changes involving "pooling-of-interests" and "purchase" accounting methodologies including the potential impact on merger and acquisition transactions in the future.

         The board of directors considered several options, with the assistance of Baxter Fentriss, for State Bank's future, including:

o remaining independent and seeking to generate growth and added profitability by expanding and diversifying State Bank's financial services and product offerings;

o establishing de novo branches in surrounding markets exhibiting enhanced growth prospects;

o acquiring smaller financial institutions or selected branches of other financial institutions;

o        merging or affiliating with an institution of similar size; and

o        merging or affiliating with a larger bank holding company.

The board carefully reviewed each option and concluded that the best interests of State Bank and State Bank's shareholders would be served by exploring the possibility of combining with a larger institution. This determination was based upon:

o        the board's review of current national and local business conditions;

o the lack of substantial in-market growth opportunities (especially given State Bank's current strong market share);

o the risks and expenses of further expanding its products, services and/or branch network on an independent basis;

o        the  continued   competitive   pressures  from  larger   financial
         institutions (regulated and non-regulated) with much greater resources than State Bank; and

o the pricing expectations for financial institutions and branches that may be, or become, available;

The State Bank board then directed Baxter Fentriss to assist in identifying financial institutions that it believed would have an interest in a business combination with State Bank and the financial resources necessary to complete a transaction with State Bank.

         In late February and early March 1999, Baxter Fentriss contacted selected parties to determine preliminary interest in State Bank. This process produced publicly traded acquirors from 10 states that had publicly stated, or stated to Baxter Fentriss, a desire to expand upon or enter the Virginia market. From this list of potential acquirors, approximately 20 parties requested a memorandum containing additional information on State Bank including F&M National Corporation.

         On April 20, 1999, Baxter Fentriss and State Bank met to review preliminary indications of interest received by Baxter Fentriss regarding an affiliation with State Bank. In all, Baxter Fentriss received four non-binding proposals regarding the acquisition of or affiliation with State Bank. These proposals did not include a proposal by F&M. From this review and analysis, the board instructed Baxter Fentriss to return to the top two parties submitting proposals and ask for refinement of their positions. Also, the board directed Baxter Fentriss to follow up with certain selected parties with timing issues to ascertain the seriousness of their particular interest.

         During this time frame Baxter Fentriss reestablished contact with F&M regarding their potential interest. F&M indicated that it did have interest in pursuing an affiliation with State Bank. From these discussions, Baxter Fentriss indicated a time frame for F&M to submit their proposal in order for the State Bank board to adequately review it as part of the process currently in place.

         On July 20, 1999, Baxter Fentriss met with the State Bank board to review the proposals from interested parties as well as the renewed interest by F&M. After the board thoroughly reviewed the Baxter Fentriss presentation that summarized the board's fiduciary responsibilities, valuation levels and underlying values of each proposal, and State Bank strategic alternatives, the board directed Baxter Fentriss to determine the due diligence requirements of one of the original proposals under review ("Potential Acquiror"), and if appropriate, move forward with due diligence. The board also directed Baxter Fentriss to continue negotiations with F&M, if appropriate.

         During the scheduling of due diligence regarding the Potential Acquiror, F&M submitted a comprehensive non-binding proposal that addressed all of the material issues deemed important by the State Bank board. State Bank's board asked Baxter Fentriss to evaluate all proposals under review with specific regard to alternatives facing State Bank. Baxter Fentriss met with the board on September 14, 1999, and reevaluated proposals received to date, including the F&M proposal. After considering the Baxter Fentriss presentation, and discussing the options available to State Bank at length, the board directed Baxter Fentriss to negotiate with F&M exclusively subject to the refinement of some relatively minor open issues. After resolving the issues identified by the board, State Bank's board invited F&M to conduct due diligence. The senior members of both organizations also met to ensure that the two institutions share common goals and that a compatible affiliation could be achieved. Concurrent with due diligence, F&M submitted a proposed affiliation agreement addressing the terms of a proposed transaction.

         On October 5, 1999, the State Bank board met again with members of Baxter Fentriss and with special counsel to discuss, review, and consider the proposed affiliation agreement between F&M and State Bank. The terms of the affiliation agreement were reviewed with the board of directors by special counsel. The financial terms were reviewed and summarized again by Baxter Fentriss. Baxter Fentriss rendered its opinion to the board that the exchange ratio was fair to the State Bank shareholders from a financial point of view. After a lengthy discussion, the board voted to approve the affiliation agreement and also to recommend the approval of the transaction to the State Bank shareholders.

         State Bank's Reasons for the Affiliation. In reaching its determination that the affiliation agreement with F&M is in the best interest of State Bank and its shareholders, the State Bank board considered a number of factors. The State Bank board did not assign any relative or specific weights to the factors considered. The principal factors that led the State Bank board to approve the affiliation were:

o The terms of the affiliation agreement and plan of share exchange, including the exchange ratio;

o The fact that F&M common stock is more liquid since it is traded on the New York Stock Exchange while State Bank common stock has been traded only internally by matching prospective buyers and sellers;

o The terms of the affiliation agreement and past F&M practices in affiliations concerning the retention of valued employees and continued contributions in the communities served by F&M Bank affiliates;

o The compatibility of F&M's and State Bank's operating philosophies and similarity of customer orientation;

o The opinion of Baxter Fentriss to the State Bank board that the exchange ratio is fair from a financial point of view to State Bank shareholders;

o The historical dividends paid by F&M on its common stock when compared to the dividends paid on State Bank common stock;

o The expectation that the affiliation will be tax-free for federal income tax purposes to State Bank and its shareholders, except for cash paid instead of fractional shares;

o        The   opportunities   for  growth  and   diversification   through
         affiliation with F&M, a well-capitalized institution with a broader geographical market area; and

o The enhanced products and services that State Bank can offer to its customers as a result of affiliating with F&M.

         The above discussion of the information and factors considered by the State Bank board is not exhaustive but constitutes the material factors considered. You are encouraged to read the "Background" section above for a more full understanding of the process the State Bank board went through in reaching its decision.

         THE STATE BANK BOARD RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE AFFILIATION.

OPINION OF FINANCIAL ADVISOR

         Baxter  Fentriss  has  acted as  financial  advisor  to  State  Bank in
connection   with  the  affiliation.  Baxter  Fentriss  assisted  State  Bank in identifying and negotiating with prospective acquirors. Baxter Fentriss delivered to State Bank its opinion dated October 5, 1999, that on the basis of matters referred to in this proxy statement/prospectus, the exchange ratio was fair, from a financial point of view, to the holders of State Bank common stock. In rendering its opinion Baxter Fentriss consulted with the management of State Bank and F&M, and reviewed the affiliation agreement as entered into on October 5, 1999. Baxter Fentriss also reviewed certain publicly available information on the parties and certain additional materials made available by the management of the respective banks.

         In addition Baxter Fentriss discussed with State Bank's management and F&M their respective businesses and outlook. Baxter Fentriss was involved in the negotiations between State Bank and F&M. No limitations were imposed by State Bank's board of directors upon Baxter Fentriss with respect to the investigation made or procedures followed by it in rendering its opinion. The full text of Baxter Fentriss' written opinion, updated to the date of this proxy statement/prospectus, is attached as Appendix II to this proxy statement/prospectus and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Baxter Fentriss.

         Baxter Fentriss' opinion is directed to State Bank's board of directors, and is directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of State Bank common stock. It does not address State Bank's underlying business decision to effect the proposed affiliation, nor does it constitute a recommendation to any State Bank shareholder as to how a shareholder should vote with respect to the affiliation at the special meeting or as to any other matter.

         Baxter Fentriss' opinion was one of many factors taken into consideration by State Bank's board of directors in making its determination to approve the affiliation, and the receipt of Baxter Fentriss' opinion is a condition precedent to State Bank's consummating the affiliation. The opinion of Baxter Fentriss does not address the relative merits of the affiliation as compared to any alternative business strategies that might exist for State Bank or the effect of any other business combination in which State Bank might engage.

         Baxter Fentriss, as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Baxter Fentriss is a nationally recognized advisor to firms in the financial services industry on mergers and acquisitions. State Bank selected Baxter Fentriss as its financial advisor because Baxter Fentriss is an investment banking firm focusing on transactions involving community banks and thrifts and because of the firm's extensive experience and expertise in transactions similar to the affiliation. Baxter Fentriss is not affiliated with State Bank or F&M.

         In connection with rendering its opinion to State Bank's board of directors, Baxter Fentriss performed a variety of financial analyses. In conducting its analyses and arriving at its opinion as expressed in this proxy statement/prospectus, Baxter Fentriss considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following:

o the historical and current financial condition and results of operations of State Bank and F&M including interest income, interest expense, interest sensitivity, noninterest income, noninterest expense, earnings, book value, returns on assets and equity, and possible tax consequences resulting from the transaction;

o        the business prospects of State Bank and F&M;

o        the economies of State Bank and F&M's respective market areas; and

o the nature and terms of certain other merger transactions that it believed to be relevant.

         Baxter Fentriss also considered its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, its knowledge of securities valuation generally, and its knowledge of merger transactions in Virginia and throughout the United States.

         In connection with rendering its opinion, Baxter Fentriss reviewed:

o        the affiliation agreement;

o        drafts of this proxy statement/prospectus;

o the annual reports to shareholders of State Bank for the four years ended December 31, 1995, 1996, 1997 and 1998, State Bank's 1998 Form 10-K and June 30, 1999 Form 10-Q, as well as certain current interim reports to shareholders and regulatory agencies;

o the annual reports to shareholders of F&M for the three years ended December 31, 1996, 1997 and 1998, F&M's 1998 Form 10-K and June 30, 1999 Form 10-Q, as well as certain current interim reports to shareholders and regulatory agencies; and

o        certain  additional  financial  and  operating   information  with
         respect to the business, operations and prospects of State Bank and F&M as it deemed appropriate.

Baxter Fentriss also:

o held discussions with members of State Bank's and F&M's senior management regarding the historical and current business operation, financial condition and future prospects of their respective companies;

o reviewed the historical market prices and trading activity for State Bank's common stock and F&M's common stock, as applicable, and compared them with those of certain publicly traded companies that it deemed to be relevant;

o compared the results of operations of State Bank and F&M with those of certain banking companies that it deemed to be relevant;

o        analyzed the pro forma financial impact of the affiliation on F&M; and

o conducted such other studies, analyses, inquiries and examinations as Baxter Fentriss deemed appropriate.

         The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the exchange ratio to holders of State Bank common stock was to some extent a subjective one based on the experience and judgment of Baxter Fentriss and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors as summarized below, Baxter Fentriss believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Baxter Fentriss' view of the actual value of State Bank or F&M.

         In performing its analyses, Baxter Fentriss made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of State Bank and F&M. The analyses performed by Baxter Fentriss are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold. In rendering its opinion, Baxter Fentriss assumed that, in the course of obtaining the necessary regulatory approvals for the affiliation, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the affiliation, on a pro forma basis, to F&M.

         The following is a summary of selected analyses performed by Baxter Fentriss in connection with its opinion.

         Stock Price History. Baxter Fentriss studied the history of the trading prices and volume for State Bank's common stock and compared them to other publicly traded banks in Virginia and to the price offered by F&M. As of June 30, 1999 the book value for State Bank's common stock was $5.78 per share.

         Comparative Analysis. Baxter Fentriss analyzed and compared the price to earnings multiple, price to book multiple, price to assets, and premium on deposits of the offer with 22 other merger transactions in Virginia involving community banking organizations with assets between $50 million and $2 billion as of their respective announcement dates over the last five years. The average pricing multiples for the comparables were price to earnings of 19.97x, price to book of 2.38x, price to assets of 23.50% and premium on deposits of 18.41%. Using an aggregate value of $18.00 for every share of State Bank common stock, the total price which F&M agreed to pay is approximately $53.3 million. Using this price, the respective multiples for the affiliation are 21.18x, 3.12x, 34.24% and 26.25%. The State Bank transaction ranks eighth out of twenty-three transactions on price to earnings, second out of twenty-three transactions on price to book, third out of twenty-three transactions on price to assets and fifth out of twenty-three transactions on premium on deposits.

         Pro Forma Impact. Baxter Fentriss evaluated the earnings, book value and market value of the common stock of F&M and considered the pro forma earnings, book value and potential long range impact that the affiliation would have on the market value of F&M common stock. Based on this analysis, Baxter Fentriss concluded the transaction should have a positive long-term impact on F&M.

         Discounted Cash Flow Analysis. Baxter Fentriss performed a discounted cash flow analysis to determine hypothetical present values for a share of State Bank's common stock as a five and ten year investment. Under this analysis, Baxter Fentriss considered various scenarios for the performance of State Bank's common stock using a range of growth rates from six percent (6%) to twelve percent (12%) for State Bank's earnings and dividends. A range of terminal values from 12 to 22 times earnings was also used in the analysis as well as a range of discount rates from twelve percent (12%) to fourteen percent (14%). These ranges of growth rates, discount rates, and terminal values were chosen based upon what Baxter Fentriss in its judgement, considered to be appropriate taking into account, among other things, State Bank's past and current performance, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and for companies of similar risk profiles. In nearly all of the scenarios considered, the present value of State Bank's common stock was calculated at less than the value of F&M's offer. Thus, Baxter Fentriss' discounted cash flow analysis indicated that State Bank shareholders would be in a better financial position by receiving the F&M common stock offered in the affiliation rather than continuing to hold State Bank common stock.

         Below is a table that summarizes the discounted cash flow analysis that Baxter Fentriss performed in forming its fairness opinion. The table presents the ranges of present values that were calculated using growth rates from 6% to 12%, discount rates from 12% to 14%, terminal values of 12 to 22 times earnings, and investment time frames of five and ten years. The table uses State Bank's June 30, 1999 financial data including earnings as of the latest twelve months. An example of how to read the table is as follows:

         Using a discount rate of 12%, a terminal value of 12x, and growth rates of 6% to 12%, the present value of State Bank's common stock is calculated to be in the range of $8.44 to $11.02 assuming the shares are sold in five years. The values in the range are less than the $18.00 which F&M has offered, which means that under the assumptions of this particular scenario, a shareholder of State Bank common stock would be better off taking F&M's offer than holding State Bank common stock.

            SUMMARY OF BAXTER FENTRISS DISCOUNTED CASH FLOW ANALYSIS

DISCOUNT RATE OF 12% AND GROWTH RATES FROM 6% TO 12%

                                 RANGE OF PRESENT VALUE CALCULATIONS
     TERMINAL VALUE      SELL SHARES IN                       SELL SHARES IN
       OF EARNINGS         FIVE YEARS                            TEN YEARS
       -----------         ----------                            ---------
           12X    $  8.44 to $11.02                      $  7.12 to $11.85
           18X    $ 12.31 to $16.12                      $ 10.06 to $16.95
           22X    $ 14.89 to $19.51                      $ 12.01 to $20.34


DISCOUNT RATE OF 13% AND GROWTH RATES FROM 6% TO 12%

                                 RANGE OF PRESENT VALUE CALCULATIONS
     TERMINAL VALUE      SELL SHARES IN                       SELL SHARES IN
       OF EARNINGS         FIVE YEARS                            TEN YEARS
       -----------         ----------                            ---------
           12X    $  8.09 to $10.56                      $  6.56 to $10.91
           18X    $ 11.79 to $15.43                      $  9.25 to $15.57
           22X    $ 14.26 to $18.68                      $ 11.04 to $18.68

DISCOUNT RATE OF 14% AND GROWTH RATES FROM 6% TO 12%

                                 RANGE OF PRESENT VALUE CALCULATIONS
     TERMINAL VALUE      SELL SHARES IN                       SELL SHARES IN
       OF EARNINGS         FIVE YEARS                            TEN YEARS
       -----------         ----------                            ---------
           12X    $  7.75 to $10.12                      $  6.06 to $10.05
           18X    $ 11.30 to $14.78                      $  8.52 to $14.31
           22X    $ 13.66 to $17.89                      $ 10.16 to $17.16


         The discounted cash flow analysis is a widely used methodology. The results of such methodology are highly dependent upon the numerous assumptions that must be made and the results thereof are not necessarily indicative of actual values or actual future results.

         Pro Forma Underlying Value of the F&M Shares Received. Baxter Fentriss performed an analysis that compares the underlying value of the shares of F&M that shareholders of State Bank would receive as a result of the affiliation. In this analysis, the book value per share of $5.78 as of June 30, 1999, earnings per share of $.85 for the latest twelve months ending June 30, 1999, and dividends per share of $.35 were compared to the underlying book value, earnings, and dividends that each shareholder will receive as a result of the affiliation. The analysis was performed using the different exchange ratios within the range that is described in the affiliation agreement. At the highest exchange ratio of .651 shares of F&M common stock for each share of State Bank, the restated pro forma underlying book value represented by each State Bank share increases by 39%. The restated pro forma underlying earnings of each State Bank share increases by 28%. The pro forma quarterly dividends, as represented by each share of State Bank common stock after consummation of the affiliation, increases by 75%. At the lowest exchange ratio of .554 shares of F&M common stock for each share of State Bank, the restated pro forma underlying book value represented by each State Bank share increases by 20%. The restated pro forma underlying earnings of each State Bank share increases by 10%. The pro forma quarterly dividends, as represented by each share of State Bank common stock after consummation of the affiliation, increases by 49%.

         Using publicly available information on State Bank and F&M and applying the capital guidelines of banking regulators, Baxter Fentriss' analysis indicated that the affiliation would not dilute the capital and long-term earnings capacity of F&M and would, therefore, likely not be opposed by the banking regulatory agencies from a capital perspective. Furthermore, Baxter Fentriss considered the likely market overlap and the Federal Reserve guidelines with regard to market concentration and concluded that possible antitrust issues do not exist.

         Baxter Fentriss has relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed. Baxter Fentriss has assumed that all estimates were reasonably prepared by management, and reflect their best current judgments. Baxter Fentriss did not make an independent appraisal of the assets or liabilities of either State Bank or F&M, and has not been furnished such an appraisal.

         No company or transaction used as a comparison in the above analysis is identical to State Bank, F&M or the affiliation. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.

         Baxter Fentriss will be paid (1) a transaction fee, equal to approximately $530,000 and (2) reasonable out-of-pocket expenses for its services. State Bank has agreed to indemnify Baxter Fentriss against certain liabilities, including certain liabilities under federal securities laws.

EFFECTIVE DATE

         If the affiliation is approved by the shareholders of State Bank, all required governmental and other consents are obtained and the other conditions to the affiliation are satisfied or waived, the affiliation will be consummated and made effective on the date and at the time indicated on the certificate of share exchange issued by the Virginia State Corporation Commission pursuant to the Virginia Stock Corporation Act. See "-- Representations and Warranties; Conditions to the Affiliation."

         It is  anticipated  that the  affiliation  will occur in early  January
2000.

SURRENDER OF STOCK CERTIFICATES

         As soon as practicable after the affiliation, F&M will cause American Stock Transfer & Trust Company, its exchange agent, to mail to you a letter of transmittal and instructions for use to surrender the certificates representing shares of State Bank common stock in exchange for certificates representing shares of F&M common stock.

         STATE BANK SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE SUCH INSTRUCTIONS.

         Promptly after surrender of one or more certificates for State Bank common stock, together with a properly completed letter of transmittal, you will receive a certificate or certificates representing the number of shares of F&M common stock to which you are entitled and, where applicable, a check for the amount payable in cash instead of issuing a fractional share. Lost, stolen, mutilated or destroyed certificates will be treated in accordance with the existing procedures of F&M.

         After the affiliation, you will be entitled to vote the number of shares of F&M common stock into which your State Bank common stock has been converted, regardless of whether you have surrendered your State Bank certificates. The affiliation agreement provides, however, that no dividend or distribution payable to the holders of record of F&M common stock at or as of any time after the effective date of the affiliation will be paid to the holder of any State Bank certificate until such holder physically surrenders such certificate, promptly after which time all such dividends or distributions will be paid, without interest.

REPRESENTATIONS AND WARRANTIES; CONDITIONS TO THE AFFILIATION

         The affiliation agreement contains representations and warranties by F&M and State Bank, including representations and warranties with respect to their individual organizations, authorizations to enter into the affiliation agreement, capitalization, financial statements and pending and threatened litigation. These representations and warranties, except as otherwise provided in the affiliation agreement, will not survive the effective date of the affiliation.

         The obligations of F&M and State Bank to consummate the affiliation are subject to the following conditions, among others:

o approval and adoption of the affiliation agreement by the shareholders of State Bank;

o receipt of all necessary regulatory approvals not conditioned or restricted in a manner that, in the judgment of the boards of directors of F&M or State Bank, materially adversely affects the economic or business benefits of the affiliation so as to render inadvisable or unduly burdensome consummation of the affiliation;

o the absence of certain actual or threatened proceedings before a court or other governmental body relating to the affiliation;

o        receipt of a fairness opinion from Baxter Fentriss and Company; and

o the receipt of an opinion of counsel as to certain federal income tax consequences of the affiliation.

         Also, under the terms of the affiliation agreement, F&M agreed that, following the affiliation, it will indemnify those persons associated with State Bank who are entitled to indemnification as of the effective date of the affiliation.

         In addition, each company's obligation to effect the affiliation, unless waived, is subject to:

o performance by the other company of its obligations under the affiliation agreement;

o the accuracy, in all material respects, of the representations and warranties of the other company contained in the affiliation agreement; and

o the receipt of certain opinions and certificates from the other company.

REGULATORY APPROVALS

         As indicated above, the affiliation is conditioned on the prior approval of the affiliation by the Board of Governors of the Federal Reserve System and the Virginia State Corporation Commission. On November 9, 1999, applications were filed with the Federal Reserve and the Virginia State Corporation Commission. The applications were accepted but no approvals have been obtained. While we cannot predict whether or when we will obtain all required regulatory approvals, we see no reason why the approvals will not be obtained in a timely manner. However, there can be no assurance that the necessary approvals will be obtained, or that any approval will not be conditioned in a manner which makes consummation of the affiliation, in the judgment of the board of directors of F&M or State Bank, inadvisable or unduly burdensome.

BUSINESS PENDING THE AFFILIATION

         Until the affiliation date, State Bank has agreed to conduct its operations only in the ordinary and usual course, consistent with past practice, and to use its best efforts to maintain its business organizations, employees and business relationships and retain the services of its officers and key employees.

         In addition, and except with the prior consent of F&M, until the effective date of the affiliation State Bank may not:

o take any action, engage in any transactions or enter into any agreements which would adversely affect or delay in any material respect the ability of F&M or State Bank to obtain the necessary approvals, consents or waivers required to effect the affiliation or to perform its covenants and agreements on a timely basis;

o issue any capital stock, except upon exercise of warrants or options issued pursuant to existing employee benefits plans, programs or arrangements or effect any stock split or otherwise change its capitalization;

o enter into or amend any written employment or severance agreement or similar arrangement with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee compensation, except for normal individual increases to employees and bonuses awarded to senior officers made in the ordinary course of business consistent with past practice, and normal contribution to State Bank's 401(k) Plan;

o enter into or amend, except as required by law, any employee benefit, incentive or welfare arrangement, or any related trust agreement, relating to any of its directors, officers or employees;

o incur any obligation or liability, make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of business and for adequate value, or as otherwise permitted in the affiliation agreement;

o change its lending, investment, asset/liability management or other material banking policies in any material respect, except as may be required by law;

o        amend its articles of incorporation or bylaws;

o        declare or pay dividends on its capital stock; or

o        purchase or redeem any of its capital stock.

         Pending consummation of the affiliation, F&M has agreed that F&M and its subsidiary banks will operate their respective businesses in the ordinary course and use their best efforts to preserve their respective properties, business and customer and employee relationships.

NO SOLICITATION; BOARD ACTION

         State Bank has agreed not to solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations regarding any affiliation, consolidation, share exchange, joint venture, business combination or similar transaction involving State Bank, or any purchase of all or any material portion of the assets of State Bank (an "Acquisition Transaction").

         Notwithstanding the above-described non-solicitation provision, the State Bank board may furnish information to, or enter into discussions or negotiations with, any person or entity that makes an unsolicited, written bona fide proposal regarding an Acquisition Transaction if, and only to the extent that:

o the State Bank board concludes in good faith, after consultation with and based upon the advice of outside counsel, that it is required to furnish such information or enter into such discussions or negotiations in order to comply with its fiduciary duties to shareholders under applicable law;

o prior to taking such action, State Bank receives from such person or entity an executed confidentiality agreement; and

o the State Bank board concludes in good faith that the proposal regarding the Acquisition Transaction contains an offer of consideration that is superior to the consideration set forth in the affiliation agreement.

         State Bank has also agreed that it shall immediately notify F&M orally and in writing of the receipt by it of any proposal or inquiry regarding an Acquisition Transaction, the material terms and conditions of such proposal or inquiry, and the identity of the person making any such proposal or inquiry.

WAIVER, AMENDMENT AND TERMINATION

         At any time on or before the effective date of the affiliation, any term or condition of the affiliation, except for the general conditions set forth in Section 5.1(a)-(d) of the affiliation agreement, may be waived by the party which is entitled to the benefits thereof, without shareholder approval, to the extent permitted under applicable law. The affiliation agreement may be amended at any time before the affiliation by agreement of the parties whether before or after the special meeting, except that the exchange ratio shall not be changed after approval of the affiliation agreement by the State Bank shareholders. Any material change in a material term of the affiliation agreement would require a resolicitation of State Bank's shareholders. Such a material change would include, but not be limited to, a change in the tax consequences to State Bank's shareholders.

         The affiliation agreement may be terminated at any time before the affiliation, whether before or after the approval of the affiliation by the shareholders of State Bank:

o        by mutual consent of State Bank and F&M;

o unilaterally by State Bank or F&M, if the affiliation has not occurred on or before June 30, 2000, except that the party whose failure to perform any obligation under the affiliation agreement is the cause of the delay may not terminate the affiliation based upon the delay; or

o unilaterally by State Bank or F&M if the satisfaction in any material respect of one or more conditions to the obligation of that party is rendered impossible of satisfaction.

In the event of termination, the affiliation agreement shall become null and void, except that certain provisions thereof relating to expenses and confidentiality of information exchanged between the parties shall survive any such termination.

TERMINATION FEE

         If the affiliation agreement is terminated by F&M as a result of the occurrence of a "Termination Event," State Bank shall pay to F&M a termination fee of $2.0 million in cash within five business days after written notice of termination. As used in the affiliation agreement, a "Termination Event" means:

o State Bank shall have entered into an agreement with a person, other than F&M or its affiliates, to: (a) acquire, merge or consolidate with, or enter into any similar transaction with State Bank, (b) purchase, lease or otherwise acquire all or substantially all of the assets of State Bank, or (c) purchase or otherwise acquire (including by way of affiliation, consolidation, share exchange or any similar transaction) securities representing more than 10% of the voting power of State Bank;

o any person shall have acquired beneficial ownership of more than 20% of the outstanding shares of State Bank common stock; or

o a bona fide proposal is made by any person, other than F&M or its affiliates, by public announcement or written communication that is or becomes the subject of public disclosure to acquire, merge or consolidate with, or enter into any similar transaction with State Bank, and following such proposal the shareholders of State Bank vote not to approve the affiliation agreement.

         The  termination  fee  provision   increases  the  probability  of  the
affiliation, and may deter the acquisition of a controlling interest in or business combination with State Bank by a prospective acquiror other than F&M.

         State Bank will not be obligated to pay to F&M the termination fee in the event that at or before the time the fee becomes payable, the affiliation agreement is terminated

o        by mutual consent of State Bank and F&M;

o by State Bank, if the affiliation has not occurred on or before June 30, 2000; or

o unilaterally by State Bank or F&M if the satisfaction in any material respect of one or more conditions to the obligation of that party is rendered impossible of satisfaction.

RESALES OF F&M COMMON STOCK

         All shares of F&M common stock received by you in connection with the affiliation will be freely transferable, except that F&M common stock received by persons who are deemed to be "affiliates" of State Bank for purposes of Rule 145 under the Securities Act of 1933. To the best knowledge of State Bank and F&M, the only persons who may be deemed to be affiliates of State Bank subject to these limitations are the directors and executive officers of State Bank.

ACCOUNTING TREATMENT

         We anticipate that the affiliation will be accounted for as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, recorded assets and liabilities of F&M and State Bank are carried forward at their previously recorded amounts, income of the combined corporations will include income of F&M and State Bank for the entire fiscal year in which the affiliation occurs, and the reported income of the separate corporations for prior periods will be combined. No recognition of goodwill in the combination is required of any party to the affiliation.

         For the affiliation to qualify as a pooling of interests, it must satisfy a number of conditions including that substantially all of the State Bank common stock be exchanged for F&M common stock. If any of the conditions to pooling of interests accounting is not satisfied, then the affiliation would not qualify for pooling of interests accounting treatment, and a condition to the obligation of F&M to consummate the affiliation would not be satisfied. Each of F&M and State Bank have agreed that they will use their respective best efforts to ensure that the affiliation will qualify for pooling of interests accounting treatment. In addition, certain affiliates of F&M and State Bank have agreed that they will not sell any F&M common stock or State Bank common stock within 30 days before the effective date of the affiliation, nor sell any F&M common stock until such time as F&M has published financial results covering at least 30 days of the combined operations of F&M and State Bank after the affiliation.

INTERESTS OF CERTAIN PERSONS IN THE AFFILIATION

         As discussed below, certain members of State Bank's management, as well as certain members of the State Bank board of directors, have interests in the affiliation in addition to their interests as shareholders of State Bank. In each case, the State Bank board was aware of these potential interests, and considered them, among other matters, in approving the affiliation agreement and the transactions contemplated thereby.

         Indemnification. F&M has generally agreed to indemnify, the officers and directors of State Bank against certain liabilities arising before the effective date of the affiliation. F&M also has agreed to provide directors' and officers' liability insurance for the present officers and directors of State Bank for a period of three years after the affiliation.

         Agreements with Management. At the time of the affiliation, State Bank's President and Chief Executive Officer, Don E. Stone, Jr., will remain Chief Executive Officer and will become Vice Chairman of the State Bank board. Benny A. Williams, Jr., Executive Vice President of State Bank, will succeed Mr. Stone as President and also will become Chief Administrative Officer of State Bank. Mr. Williams also will succeed Mr. Stone as Chief Executive Officer on July 1, 2000. After stepping down as Chief Executive Officer, Mr. Stone will receive an annual fee of $50,000 for two years in accordance with an agreement to be entered into with F&M. Mr. Williams has been offered a three-year agreement that will provide severance payments and other benefits if there is a change in control of F&M. In addition, a split dollar insurance plan will be gifted to each of Messrs. Stone and Williams, and H.C. Rhodes, Jr., State Bank's Senior Vice President.

         Employee and Benefit Plans. The affiliation agreement provides that all officers and employees of State Bank will not change as a result of the affiliation. As soon as administratively practicable following the affiliation, employees of State Bank will be entitled to participate in the F&M pension, health and welfare benefit and similar plans on the same terms and conditions as employees of F&M. Employees of State Bank will receive credit for their years of service to State Bank for participation and vesting purposes only.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

         The following is a discussion of all material federal income tax consequences of the affiliation under the Internal Revenue Code to State Bank shareholders who receive F&M common stock solely in exchange for State Bank common stock and cash instead of fractional shares. The discussion does not deal with all aspects of federal taxation that may be relevant to particular State Bank shareholders. Certain tax consequences of the affiliation may vary depending upon the particular circumstances of each State Bank shareholder and other factors.

         YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE AFFILIATION TO YOU.

         This summary is based on current law and the advice of LeClair Ryan, legal counsel to F&M. The advice in this summary is based on, among other things, certain customary assumptions and representations relating to certain facts and circumstances of, and the intentions of the parties to, the affiliation. Neither F&M nor State Bank has requested a ruling from the Internal Revenue Service in connection with the affiliation. To meet a condition to consummation of the affiliation, F&M and State Bank will receive from LeClair Ryan, an opinion as to certain federal income tax consequences of the affiliation. Such opinion is not binding on the Internal Revenue Service.

         In the opinion of counsel, the affiliation will constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code, if consummated in the manner set forth in the affiliation agreement. Accordingly, among other things, in the opinion of such counsel:

o        The affiliation will constitute a reorganization within the meaning of
         Section 368(a) of the Internal Revenue Code;

o No gain or loss will be recognized by F&M or State Bank as a result of the affiliation;

o No gain or loss will be recognized by a State Bank shareholder to the extent he or she receives F&M common stock solely in exchange for his State Bank common stock pursuant to the affiliation;

o The tax basis of the F&M common stock received by each State Bank shareholder will be the same as the tax basis of the State Bank common stock surrendered in exchange therefor; and

o The holding period for each share of F&M common stock received by each State Bank shareholder in exchange for State Bank common stock will include the period for which such shareholder held the State Bank common stock exchanged therefor, provided such State Bank common stock is a capital asset in the hands of such holder at the effective date.

         Any cash received by you instead of fractional shares could result in taxable income to you. The receipt of such cash will generally be treated as a sale or exchange of the stock resulting in capital gain or loss measured by the difference between the cash received and an allocable portion of the basis of the stock relinquished. The receipt of such cash may be treated as a dividend and taxed as ordinary income in certain limited situations.

DISSENTERS' RIGHTS

         A shareholder of State Bank common stock who objects to the affiliation (a "Dissenting Shareholder") and who complies with provisions of Article 15 of Title 13.1 of the Virginia Stock Corporation Act ("Article 15") may demand the right to receive a cash payment, if the affiliation is consummated, for the fair value of his or her stock immediately before the effective date of the affiliation, exclusive of any appreciation or depreciation in anticipation of the affiliation unless such exclusion would be inequitable. In order to receive payment, a Dissenting Shareholder must deliver to State Bank before the vote is taken at the special meeting a written notice of intent to demand payment for his or her shares if the affiliation is effectuated (an "Intent to Demand Payment") and must not vote his or her shares in favor of the affiliation. The Intent to Demand Payment should be delivered to Don E. Stone, Jr., President, The State Bank of the Alleghenies, 116 West Riverside Avenue, P.O. Box 860, Covington, Virginia 24426.

         A VOTE AGAINST THE AFFILIATION WILL NOT ITSELF CONSTITUTE WRITTEN NOTICE AND A FAILURE TO VOTE WILL NOT CONSTITUTE A TIMELY WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT.

         A shareholder of record of State Bank common stock may assert dissenters' rights as to fewer than all the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies State Bank in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. A beneficial shareholder of State Bank common stock may assert dissenters' rights as to shares held on his behalf by a shareholder of record only if

o he submits to State Bank the record shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and

o he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         Within 10 days after the effective date of the affiliation, State Bank is required to deliver a notice in writing (a "Dissenter's Notice") to each Dissenting Shareholder who has filed an Intent to Demand Payment and who has not voted such shares in favor of the affiliation. The Dissenter's Notice shall

o state where the demand for payment (the "Payment Demand") shall be sent and where and when stock certificates shall be deposited;

o        supply a form for demanding payment;

o        set a date by which State Bank must receive the Payment Demand; and

o        be accompanied by a copy of Article 15.

A Dissenting Shareholder who is sent a Dissenter's Notice must submit the Payment Demand and deposit his or her stock certificates in accordance with the terms of, and within the time frames set forth in, the Dissenter's Notice. As a part of the Payment Demand, the Dissenting Shareholder must certify whether he or she acquired beneficial ownership of the shares before or after the date of the first public announcement of the terms of the proposed affiliation, October 6, 1999. State Bank will specify that date in the Dissenter's Notice.

         Except with respect to shares acquired after October 6, 1999, State Bank shall pay a Dissenting Shareholder the amount State Bank estimates to be the fair value of his or her shares, plus accrued interest. Such payment shall be made within 30 days of receipt of the Dissenting Shareholder's Payment Demand. As to shares acquired after October 6, 1999, State Bank is only obligated to estimate the fair value of the shares, plus accrued interest, and to offer to pay this amount to the Dissenting Shareholder conditioned upon the Dissenting Shareholder's agreement to accept it in full satisfaction of his or her claim.

         If a Dissenting Shareholder believes that the amount paid or offered by State Bank is less than the fair value of his or her shares, or that the interest due is incorrectly calculated, that Dissenting Shareholder may notify State Bank of his or her own estimate of the fair value of his shares and amount of interest due and demand payment of such estimate, less any amount already received by the Dissenting Shareholder (the "Estimate and Demand"). The Dissenting Shareholder must notify State Bank of the Estimate and Demand within 30 days after the date State Bank makes or offers to make payment to the Dissenting Shareholder.
                                       28

         Within 60 days after receiving the Estimate and Demand, State Bank must either commence a proceeding in the appropriate circuit court to determine the fair value of the Dissenting Shareholder's shares and accrued interest, or State Bank must pay each Dissenting Shareholder whose demand remains unsettled the amount demanded. If a proceeding is commenced, the court must determine all costs of the proceeding and must assess those costs against State Bank, except that the court may assess costs against all or some of the Dissenting Shareholders to the extent the court finds that the Dissenting Shareholders did not act in good faith in demanding payment of the Estimate and Demand.

         The above discussion is a summary of the material provisions of Article
15. You are strongly encouraged to review carefully the full text of Article 15, which is included as Appendix V to this proxy statement/prospectus. The provisions of Article 15 are technical and complex, and a shareholder failing to comply strictly with them may forfeit his or her Dissenting Shareholder's rights. Any shareholder who intends to dissent from the affiliation should review the full text of those provisions carefully and also should consult with his or her attorney. NO FURTHER NOTICE OF THE EVENTS GIVING RISE TO DISSENTERS RIGHTS OR ANY STEPS ASSOCIATED THEREWITH WILL BE FURNISHED TO YOU, EXCEPT AS INDICATED ABOVE OR OTHERWISE REQUIRED BY LAW.

         Any Dissenting Shareholder who perfects his right to be paid the fair value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for his or her shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Internal Revenue Code. See "-- Material Federal Income Tax Consequences."

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

         Both F&M and State Bank are corporations subject to the provisions of the Virginia SCA. Your shareholder rights are presently governed by State Bank's articles of incorporation and bylaws. Upon consummation of the affiliation and your becoming a shareholder of F&M, your shareholder rights will be governed by the articles of incorporation and bylaws of F&M.

         There are no material differences between the rights of a State Bank shareholder under State Bank's articles of incorporation and bylaws, on the one hand, and the rights of an F&M shareholder under the articles of incorporation and bylaws of F&M, on the other hand, except as disclosed in the section "Comparative Rights of Shareholders" on page 33.

EXPENSES OF THE AFFILIATION

         In general, whether or not the affiliation is consummated, State Bank and F&M will pay their own expenses incident to preparing, entering into and carrying out the affiliation agreement, and preparing and filing the registration statement of which this proxy statement/prospectus is a part. F&M will, however, pay the expenses of printing and mailing this proxy statement/prospectus, and may make payment under circumstances involving willful and material breaches of certain provisions of the affiliation agreement.

         If either party willfully and materially breaches the affiliation agreement, that party must pay the costs associated with this transaction incurred by the non-breaching party. If the affiliation agreement is terminated by State Bank because it is not approved by State Bank shareholders, State Bank must pay 50% of F&M's costs in this transaction, up to $50,000.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and businesses of each of F&M and State Bank. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:

o        competitive pressure in the banking industry increases significantly;

o        changes in the interest rate environment reduce margins;

o general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality;

o        changes occur in the regulatory environment;

o        changes occur in business conditions and inflation; and

o        changes occur in the securities markets.

                           MARKET PRICES AND DIVIDENDS

MARKET PRICES

         F&M common stock is listed and traded on the NYSE under the symbol "FMN." State Bank common stock is not registered on any exchange, traded in the over-the-counter market, or quoted by The Nasdaq Stock Market. State Bank common stock has periodically been sold in a limited number of privately negotiated transactions.

         The following tables provide: (a) in the case of F&M, the high and low closing sales prices for F&M common stock on the NYSE for the periods indicated, and (b) in the case of State Bank, the high and low sales prices for the periods indicated based on information made available to State Bank. The sales prices shown for State Bank do not necessarily reflect the price that would be paid in an active and liquid market. In addition, there may have been other transactions at other prices not known to State Bank.

         F&M
         ---

                                                                     Closing Sales Prices
                                         ------------------------------------------------------------------------------
                                                   1999                      1998                       1997
                                         ----------------------     -----------------------    ------------------------
                                            High         Low          High           Low         High          Low
                                            ----         ---          ----           ---         ----          ---
1st Quarter............................    $30.00       $23.87      $36.25         $31.75       $22.88       $19.63
2nd Quarter............................     33.18        23.93       34.31          32.00        26.38        19.88
3rd Quarter............................     33.50        26.00       31.56          26.13        30.44        26.00
4th Quarter (through Nov. 18)..........     30.12        26.50       31.69          25.06        36.25        28.56

         The closing price of F&M common stock on the NYSE on October 5, 1999, the last full trading day preceding the public announcement of the proposed affiliation, was $27.43 per share. The closing price of F&M common stock on the NYSE on November 18, 1999, the latest practicable date before the date of this proxy statement/prospectus was $29.50 per share.


STATE BANK
----------

                                                                         Sales Prices
                                         ------------------------------------------------------------------------------
                                                   1999                      1998                       1997
                                         ----------------------     -----------------------    ------------------------
                                            High         Low          High           Low         High          Low
                                            ----         ---          ----           ---         ----          ---
1st Quarter............................    $24.00       $15.00      $25.00         $18.00       $15.00       $12.00
2nd Quarter ...........................     21.00        15.00       24.00          19.00        15.00        14.00
3rd Quarter............................     25.00        17.50       23.00          18.00        20.00        15.00
4th Quarter (through Nov. 18)..........     16.85        16.85       23.00          18.50        27.00        20.00

         As of September 30, 1999, there were 8,292 record holders of F&M common stock. As of the record date, there were approximately 1,107 record holders of State Bank common stock.

DIVIDENDS

         The tables below reflect the cash dividends declared per share during each quarter on F&M common stock and State Bank common stock for the periods indicated. F&M or F&M Bank-Winchester has paid regular cash dividends for more than 56 consecutive years. State Bank has paid regular cash dividends for more than 16 consecutive years.

         The amounts shown for F&M have not been restated and adjusted to reflect the acquisition on April 1, 1998 of Peoples Bank of Virginia and the acquisition on June 1, 1998 of The Bank of Alexandria and the acquisition on March 22, 1999 of Security Bank Corporation.


         F&M
         ---

                                  1999           1998            1997
                                  ----           ----            ----

1st Quarter................      0.195         $0.185          $0.180
2nd Quarter................      0.235          0.185           0.180
3rd Quarter................      0.235          0.195           0.185
4th Quarter................      0.235          0.195           0.185

         State Bank
         ----------
                                 1999           1998            1997
                                 ----           ----            ----

1st Quarter................      $0.08          $0.07           $0.06
2nd Quarter................       0.08           0.07            0.06
3rd Quarter................       0.08           0.07            0.06
4th Quarter................       0.16           0.14            0.12

         F&M is a legal entity separate and distinct from its subsidiaries, and its revenues depend primarily on the payment of dividends from its subsidiary banks. F&M's subsidiary banks are subject to certain legal restrictions on the amount of dividends they are permitted to pay to F&M. For example, a Virginia chartered bank, of which there are seven within the F&M system, is prohibited from paying a dividend that would impair its paid-in capital. In addition, the Virginia State Corporation Commission may limit the payment by any Virginia chartered bank if it determines that the limitation is in the public interest and is necessary to ensure the bank's financial soundness.

         Under current federal law, insured depository institutions such as F&M's bank subsidiaries are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized." Based on F&M's subsidiary banks' current financial condition, F&M does not expect that this provision will have any impact on its ability to obtain dividends from its insured depository institution subsidiaries.

         As a result of these legal restrictions, there can be no assurance that dividends would be paid in the future by F&M's bank subsidiaries. The final determination of the timing, amount and payment of dividends on F&M common stock is at the discretion of F&M's board of directors and will depend upon the earnings of F&M and its subsidiaries, principally its subsidiary banks, the financial condition of F&M and other factors, including general economic conditions and applicable governmental regulations and policies.

                        THE STATE BANK OF THE ALLEGHENIES

GENERAL

         Financial and other information relating to State Bank is included in State Bank's Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, copies of which are attached as Appendices III and IV. The audited financial statements of State Bank as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 are included in State Bank's Annual Report on Form 10-K for the year ended December 31, 1998. See "Where You Can Find More Information" on page 40.

HISTORY AND BUSINESS

         State Bank was organized in 1976. As of September 30, 1999, State Bank had total assets of $156.0 million, total deposits of $138.1 million, and total shareholder's equity of $17.4 million.

         State Bank is a locally oriented community bank which seeks to serve the needs of small and medium sized businesses, professionals and consumers in the Alleghany and Bath County area. State Bank offers a wide range of commercial banking services to businesses and professionals in its service area, as well as comprehensive deposit and lending services for consumers. State Bank's deposits are insured to the fullest extent provided by law by the Bank Insurance Fund of the FDIC.

         State Bank operates three branch locations in Covington, Clifton Forge and Bath County, Virginia. At September 30, 1999, State Bank employed 40 full-time and 6 part-time employees.

COMPETITION

         In  attracting   deposits  and  making  loans,  State  Bank  encounters
competition from other institutions, including larger commercial banking organizations, credit unions, other financial institutions and non-bank financial service companies serving State Bank's service area. Competitors include major financial companies whose substantially greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Because of the deregulation of the financial service industry and the absence of interest rate controls on deposits, State Bank anticipates that it will face continuing competition from all of these institutions in the future. Additionally, as a result of state and federal legislation regarding reduced restrictions on interstate banking, State Bank has faced additional competition from institutions outside Virginia which have taken advantage of such legislation to acquire or establish banks or branches in Virginia. Additional changes in the financial services industry, including rapid technology changes, may act as a catalyst for further basic structural change within the financial services industry and may result in additional competition.

                                 BUSINESS OF F&M

HISTORY AND BUSINESS

         F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired nineteen banks, which expanded its market area and increased its market share in Virginia, Maryland and West Virginia. F&M has seven banking affiliates in Virginia, one bank affiliate in West Virginia and one bank affiliate in Maryland. F&M offers a full range of banking services principally to individuals and small and middle-market businesses in the
Shenandoah Valley, northern, central and southern Virginia, the eastern panhandle of West Virginia and the counties of Montgomery and Prince George's in Maryland.

         F&M's subsidiary banks are community-oriented and offer services customarily provided by full-service banks, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and safe deposit boxes. Lending is focused on individuals and small and middle-market businesses in the local market regions of the subsidiary banks. F&M has consolidated the operations of the trust departments of its subsidiary banks in Virginia in F&M Trust Company. F&M offers insurance services through its subsidiaries, F&M-Shomo & Lineweaver and F&M-J.V. Arthur. F&M also operates F&M Mortgage Services, Inc. which engages in residential mortgage origination and servicing.

         F&M has maintained its community orientation by allowing its subsidiary banks latitude to tailor products and services to meet community and customer needs. While F&M has preserved the autonomy of its subsidiary banks, it has established system-wide policies governing, among other things, lending practices, credit analysis and approval procedures, as well as guidelines for deposit pricing and investment portfolio management. In addition, F&M has established a centralized loan review team that regularly performs a detailed, on-site review and analysis of each subsidiary bank's loan portfolio to ensure the consistent application of credit policies and procedures system-wide. One or more senior holding company officers serve on the board of directors of each subsidiary bank to monitor operations and to serve as a liaison to F&M.

         At September 30, 1999, F&M had total consolidated assets of approximately $2.9 billion, total consolidated deposits through its banking subsidiaries of approximately $2.5 billion and consolidated shareholders' equity of approximately $291.3 million.

F&M'S ACQUISITION PROGRAM

         F&M has expanded its market area and increased its market share through both internal growth and strategic acquisitions. Since 1988, F&M has acquired approximately $1.4 billion in assets through fifteen bank acquisitions. Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow F&M to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this proxy statement/prospectus, enter into agreements to acquire one or more financial institutions. THERE CAN BE NO ASSURANCE THAT F&M WILL BE ABLE TO SUCCESSFULLY EFFECT ANY ADDITIONAL ACQUISITION ACTIVITY, OR THAT ANY SUCH ACQUISITION ACTIVITY WILL HAVE A POSITIVE EFFECT ON THE VALUE OF SHARES OF F&M COMMON STOCK.

         For additional information about F&M's business, see "Where You Can Find More Information" on page 40.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

GENERAL

         F&M and State Bank are corporations subject to the provisions of the Virginia Stock Corporation Act (the "Virginia SCA"). Your rights as a shareholder of State Bank are governed by State Bank's articles of incorporation and bylaws and by the Virginia SCA. Upon consummation of the affiliation, you will become a shareholder of F&M, and as such your shareholder rights will then be governed by the articles of incorporation and bylaws of F&M and by the Virginia SCA.

         The following is a summary of the material differences in the rights of shareholders of State Bank and F&M. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ARTICLES OF INCORPORATION AND BYLAWS OF F&M AND STATE BANK AND TO THE VIRGINIA SCA.

AUTHORIZED CAPITAL STOCK

         F&M. F&M is authorized to issue 30,900,000 shares of common stock, par value $2.00 per share, of which 22,987,678 shares were issued and outstanding as of September 30, 1999, and 5,000,000 shares of serial preferred stock, without par value, of which no shares were issued and outstanding as of September 30, 1999. F&M's articles of incorporation authorize the F&M board, without shareholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. If any shares of preferred stock are issued, the rights of holders of F&M common stock would be subject to the rights and preferences conferred to holders of such preferred stock. See "Description of F&M Capital Stock" on page 38 for additional information.

         State Bank. State Bank is authorized to issue 3,000,000 shares of State Bank common stock, par value $0.25 per share, of which 2,960,000 shares were issued and outstanding as of September 30, 1999. State Bank does not have an authorized class of preferred stock.

DIVIDEND RIGHTS

         F&M. The holders of F&M common stock are entitled to share ratably in dividends when and as declared by the F&M board of directors out of legally available funds. One of the principal sources of income to F&M is dividends from its subsidiary banks. F&M's articles of incorporation permit the F&M board to issue preferred stock with terms set by the F&M board, which terms may include the right to receive dividends ahead of the holders of F&M common stock. No shares of preferred stock are presently outstanding.

         State Bank. The holders of State Bank common stock also are entitled to share ratably in dividends when and as declared by the State Bank board of directors out of legally available funds.

         For a description of certain restrictions on the payment of dividends by banks, see "Market Prices and Dividends" on page 29.

VOTING RIGHTS

         The holders of both F&M and State Bank common stock have one vote for each share held on any matter presented for consideration at a shareholder meeting. Neither the holders of F&M nor State Bank common stock are entitled to cumulative voting in the election of directors.

DIRECTORS AND CLASSES OF DIRECTORS

         All of F&M's and State Bank's directors are elected each year. There is no provision relating to the removal of directors in either F&M's or State Bank's articles of incorporation. Accordingly, the removal of directors is governed by the Virginia SCA which provides that shareholders may remove directors with or without cause if the number of votes cast to remove him constitutes a majority of the outstanding shares of common stock.

ANTI-TAKEOVER PROVISIONS

         Certain provisions of the Virginia SCA and the articles of incorporation and bylaws of F&M may discourage an attempt to acquire control of F&M that a majority of F&M's shareholders determined was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the F&M board did not approve.

         Authorized Preferred Stock. The articles of incorporation of F&M authorize the issuance of preferred stock. The F&M board may, subject to applicable law and the rules of the NYSE, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of F&M by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

         Supermajority Voting Provisions. The Virginia SCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include amendments to a corporation's articles of incorporation, adoption of plans of affiliation or exchange, sales of all or substantially all of a corporation's assets other than in the ordinary course of business and adoption of plans of dissolution ("Fundamental Actions"). The Virginia SCA provides that a corporation's articles may either increase the vote required to approve Fundamental Actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

         The articles of incorporation of F&M provide that a Fundamental Action shall be approved by a vote of a majority of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction shall be approved by the vote of 80% or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

         The provisions of the articles of incorporation of F&M and the Virginia SCA could tend to make the acquisition of F&M more difficult to accomplish without the cooperation or favorable recommendation of the F&M board.

         Shareholder Meetings. Shareholders of F&M may not request that a special meeting of shareholders be called, while shareholders owning 25% or more of the issued and outstanding shares of State Bank may call a special meeting of shareholders.

         Virginia  Anti-Takeover  Statutes.   Virginia   has  two  anti-takeover
statutes in force, the Affiliated Transaction Statute and the Control Share Acquisitions Statute.

         Affiliated Transactions. The Virginia SCA contains provisions governing "affiliated transactions." These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an "interested shareholder." An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation's outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

o the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder,

o the affiliated transaction has been approved by a majority of the disinterested directors, or

o subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

         Control Share Acquisitions. Under the Virginia SCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

o unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation, or

o among other exceptions, such acquisition of shares is made pursuant to a affiliation agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares before the acquiring person's acquisition thereof.

         If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value."

         The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but F&M has not done so.

RIGHTS OF DISSENT AND APPRAISAL

         Under the Virginia SCA, a shareholder of a Virginia corporation is entitled to dissent from, and to receive payment of the "fair value" of his or her shares in the event of, any of the following corporation transactions:

o completion of a merger to which the corporation is a party, provided that either (a) shareholder approval is required for the merger pursuant to the Virginia SCA or the corporation's articles of incorporation and the shareholder is entitled to vote or (b) the corporation is a subsidiary being merged with its parent pursuant to a particular Virginia SCA provision for such transactions;

o completion of a plan of share exchange in which the corporation is the party whose shares will be acquired, provided that the shareholder is entitled to vote on the plan;

o completion of the sale or exchange of all or substantially all the property of the corporation, if the shareholder is entitled to vote on the transaction or the transaction is in furtherance of a dissolution on which the shareholder is entitled to vote, and provided that the transaction is neither (a) a transaction pursuant to court order nor (b) a transaction for cash pursuant to a plan by which all or substantially all of the net proceeds will be distributed to shareholders within one year; or

o any corporate action taken pursuant to a shareholder vote, to the extent that the articles of incorporation, the bylaws, or a resolution of the board of directors provides that voting and nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         With respect to corporations such as F&M that have a class or series of shares either listed on a national securities exchange or the Nasdaq Stock Market or held by more than 2,000 record shareholders, dissenters' rights are not available to the holders of such shares by reason of a merger, share exchange or sale or exchange of property unless

o unlike the F&M articles, the articles of incorporation of the corporation issuing such shares provided otherwise;

o in the case of a merger or share exchange, unlike the affiliation, the holders of such shares are required to accept anything other than (a) cash, (b) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (c) a combination of cash and such shares; or

o the transaction is with a shareholder who owns more than ten percent of a class of shares and has not been approved by a majority of the directors unaffiliated with such shareholder.

         A shareholder who has the right to object to a transaction and receive payment of the "fair value" of his or her shares must follow specific procedural requirements as set forth in the Virginia SCA in order to maintain such right and obtain such payment.

         Holders of State Bank common stock have appraisal rights in connection with the affiliation.

DIRECTOR AND OFFICER EXCULPATION

         The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (a) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (b) the greater of (1) $100,000 or (2) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

         The articles of incorporation of F&M provide that to the full extent that the Virginia SCA permits the limitation or elimination of the liability of directors or officers, a director or officer of F&M shall not be liable to F&M or its shareholders for monetary damages in excess of one dollar. There is no similar provision in the articles of incorporation of State Bank.

Indemnification

         The articles of incorporation of F&M provide that to the full extent permitted by the Virginia SCA and any other applicable law, F&M is required to indemnify a director or officer of F&M who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The F&M board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

         According to its bylaws, State Bank is required to indemnify a director or officer in connection with any legal proceeding by reason of the fact the he is or was a director or officer of State Bank provided (a) the legal proceeding is prosecuted against the director or officer to final determination and it is not finally adjudged in the action that he had been derelict in the performance of his duties as an officer or director, or (b) the legal proceeding is settled or otherwise terminated against the director or officer without a final determination on the merits and it is determined by the board of directors that the director or officer had not in any substantial way been derelict in the performance of his duties as charged in the legal proceeding.

                        DESCRIPTION OF F&M CAPITAL STOCK

         F&M is authorized to issue 30,900,000 shares of common stock, par value $2.00 per share, and 5,000,000 shares of serial preferred stock, without par value, which may be issued in series with such powers, designations, and rights as may be established from time to time by the Board of Directors. On September 30, 1999, F&M had issued and outstanding 22,987,678 shares of F&M common stock held by 8,292 shareholders of record. All outstanding shares of F&M common stock are fully paid and nonassessable. No shares of preferred stock have been issued.

COMMON STOCK

         Holders of shares of F&M common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor. F&M's ability to pay dividends is dependent upon its earnings and financial condition and certain legal requirements. Specifically, the Federal Reserve has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the company appears consistent with its capital needs, asset quality and overall financial condition. In addition, Virginia law precludes any distribution to shareholders if, after giving it effect, (a) F&M would not be able to pay its debts as they become due in the usual course of business; or (b) F&M's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if F&M were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Upon the liquidation, dissolution or winding up of F&M, whether voluntary or involuntary, holders of F&M common stock are entitled to share ratably, after satisfaction in full of all liabilities, in all remaining assets of F&M available for distribution. The dividend and liquidation rights of F&M common stock are subject to the rights of any preferred stock that may be issued and outstanding.

         Holders of F&M common stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors or preemptive rights to purchase additional shares of any class of F&M's capital stock. Holders of F&M common stock have no conversion or redemption rights. The shares of F&M common stock presently outstanding are, and those shares of F&M common stock to be issued in connection with the affiliation will be when issued, fully paid and nonassessable. F&M common stock is listed and traded on the NYSE.

PREFERRED STOCK

         The board of directors of F&M is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The F&M board is also authorized to fix the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock.

         The F&M board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of F&M common stock and, under certain circumstances, discourage an attempt by others to gain control of F&M.

         The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of F&M, then existing market conditions and other factors that, in the judgment of the F&M board, might warrant the issuance of preferred stock.

                                  OTHER MATTERS

         The State Bank board does not intend to bring any matter before the special meeting other than as specifically set forth in the notice of special meeting of shareholders, nor does it know of any matter to be brought before the special meeting by others. If, however, any other matters properly come before the special meeting, it is the intention of each of the proxyholders to vote such proxy in accordance with the decision of a majority of the State Bank board of directors.

                                     EXPERTS

         The consolidated financial statements of F&M incorporated in this proxy statement/prospectus by reference to F&M's Annual Report on Form 10-K for the year ended December 31, 1998 have been so incorporated in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

         The financial statements of State Bank incorporated in this proxy statement/prospectus by reference to State Bank's Annual Report on Form 10-K for the year ended December 31, 1998 and included as Appendix III have been so incorporated in reliance upon the report of Persinger & Company, L.L.C., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

                                 LEGAL OPINIONS

         The validity of the shares of F&M common stock to be issued in connection with the affiliation is being passed upon for F&M by LeClair Ryan, A Professional Corporation, Richmond, Virginia. LeClair Ryan will deliver an opinion to F&M and State Bank concerning certain federal income tax consequences of the affiliation. See "The Affiliation -- Material Federal Income Tax Consequences" on page 25.

         Certain matters relating to the affiliation will be passed upon for State Bank by Mays & Valentine, L.L.P., Richmond, Virginia.

                       WHERE YOU CAN FIND MORE INFORMATION

         F&M and State Bank file reports, proxy statements and other information with the Securities and Exchange Commission in the case of F&M and the Board of Governors of the Federal Reserve System in the case of State Bank. You may read and copy any reports, statements or other information that F&M files at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Information on F&M is also available to the public through the Commission's website at "http://www.sec.gov." You may read and copy reports, proxy statements and other information concerning State Bank at the Federal Reserve, Division of Banking Supervision and Regulation, 20th Street and Constitution, Washington, D.C. 20551. The information may also be obtained from the Federal Reserve by writing to the referenced address or by calling (202) 452-3244. Reports, proxy statements and other information about F&M and State Bank are also available to the public from commercial document retrieval services and, for F&M, also should be available for inspection at the offices of the New York Stock Exchange.

         F&M has filed a registration statement on Form S-4 to register with the Commission the shares of F&M common stock to be issued to you in the affiliation. This document is a part of the registration statement and constitutes a prospectus of F&M and a proxy statement of State Bank for the special meeting. As allowed by Commission rules, this document does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement.

         The Commission allows F&M and State Bank to "incorporate by reference" information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the Commission and the Federal Reserve. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus.

         This proxy statement/prospectus incorporates by reference the documents set forth below that F&M and State Bank have previously filed with the Commission and the Federal Reserve. These documents contain important business information about F&M and State Bank.

F&M'S COMMISSION FILINGS (FILE NO. 0-05929)       PERIOD

Annual Report on Form 10-K ........... ......     Year ended December 31, 1998

Quarterly Reports on Form 10-Q ..............     Quarters ended March 31,
                                                  June 30 and September 30, 1999

Current Reports on Form 8-K .................     Dated March 22, April 14,
                                                  August 11, September 24 and
                                                  October 6, 1999

STATE BANK'S FEDERAL RESERVE FILINGS              PERIOD

Annual Report on Form 10-K ..................     Year ended December 31, 1998

Quarterly Reports on Form 10-Q...............     Quarters ended March 31,
                                                  June 30 and September 30, 1999

         F&M and State Bank also incorporate by reference additional documents that either may file with the Commission or the Federal Reserve between the date of this document and the date of the special meeting. These include periodic reports, such as annual reports, quarterly reports and current reports, as well as proxy statements.

         F&M has supplied all information contained or incorporated by reference in this document relating to F&M and State Bank has supplied all such information relating to State Bank.

         State Bank may have sent you some of the documents incorporated by reference by State Bank, but you can obtain any of them through State Bank or the Federal Reserve. Documents incorporated by reference by F&M are available through the Commission or the Commission's website stated above or from F&M without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this document. Shareholders of F&M or State Bank may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from F&M or State Bank at the following addresses:

         F&M NATIONAL CORPORATION
         P. O. Box 2800
         9 Court Square
         Winchester, Virginia 22604
         Telephone:  (540) 665-4240
         Attention:  Secretary

         THE STATE BANK OF THE ALLEGHENIES
         116 West Riverside Avenue
         P.O. Box 860
         Covington, Virginia 24426
         Telephone:  (540) 965-1100
         Attention:  Secretary

         IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM EITHER F&M OR STATE BANK, PLEASE DO SO BY DECEMBER 21, 1999 IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS BEFORE THE SPECIAL MEETING.

         You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote your shares at the special meeting. F&M and State Bank have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated November 19, 1999. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of F&M common stock in the affiliation creates any implication to the contrary.

                                                                      Appendix I






                       =================================



                      Agreement and Plan of Reorganization

                                       and

                             Plan of Share Exchange



                       =================================

                                                 TABLE OF CONTENTS
                                                                                                               Page
                                                                                                               ----
Article 1.        The Affiliation and Related Matters...........................................................I-1
     1.1          The Affiliation...............................................................................I-1
     1.2          Conversion of State Bank Stock................................................................I-1
     1.3          Directors, Officers and Employees of State Bank; Name.........................................I-2
     1.4          Closing; The Effective Date...................................................................I-2
     1.5          Definitions...................................................................................I-3

Article 2.        Representations and Warranties of State Bank..................................................I-3
     2.1          Organization, Standing and Power of State Bank................................................I-3
     2.2          Authorized and Effective Agreements...........................................................I-3
     2.3          Capital Structure.............................................................................I-4
     2.4          Rights........................................................................................I-4
     2.5          Financial Statements; Books and Records; Minute Books.........................................I-4
     2.6          Absence of Material Changes and Events........................................................I-5
     2.7          Absence of Undisclosed Liabilities............................................................I-5
     2.8          Legal Proceedings; Compliance with Laws.......................................................I-5
     2.9          Tax Matters...................................................................................I-5
     2.10         Property......................................................................................I-5
     2.11         Employee Benefit Plans........................................................................I-6
     2.12         Insurance.....................................................................................I-7
     2.13         Loans; Allowance for Loan Losses..............................................................I-7
     2.14         Environmental Matters.........................................................................I-8
     2.15         Takeover Laws.................................................................................I-9
     2.16         Brokers.......................................................................................I-9
     2.17         Securities Reports............................................................................I-9
     2.18         Statements True and Correct...................................................................I-9
     2.19         Year 2000.....................................................................................I-9

Article 3.        Representations and Warranties of F&M........................................................I-10
     3.1          Organization, Standing and Power.............................................................I-10
     3.2          Organization, Standing and Power of F&M Subsidiaries.........................................I-10
     3.3          Authorized and Effective Agreement...........................................................I-10
     3.4          Capital Structure............................................................................I-11
     3.5          Financial Statements; Books and Records; Minute Books........................................I-11
     3.6          Absence of Material Changes or Events........................................................I-11
     3.7          Absence of Undisclosed Liabilities...........................................................I-12
     3.8          Legal Proceedings; Compliance with Laws......................................................I-12
     3.9          Tax Matters..................................................................................I-12
     3.10         Employee Benefit Plans.......................................................................I-12
     3.11         Insurance....................................................................................I-12
     3.12         Allowance for Loan Losses....................................................................I-13
     3.13         Environmental Matters........................................................................I-13
     3.14         Securities Reports...........................................................................I-13
     3.15         Statements True and Correct..................................................................I-13
     3.16         Year 2000....................................................................................I-13

Article 4.        Covenants and Agreements.....................................................................I-14
     4.1          Reasonable Best Efforts......................................................................I-14
     4.2          Access to Information; Notice of Certain Matters; Confidentiality............................I-14
     4.3          Registration Statement; Shareholder Approval.................................................I-14
     4.4          Operation of the Business of State Bank......................................................I-15
     4.5          Operation of the Business of F&M.............................................................I-16
     4.6          Dividends....................................................................................I-16
     4.7          No Solicitation of Other Offers..............................................................I-17
     4.8          Regulatory Filings...........................................................................I-17
     4.9          Public Announcements.........................................................................I-17
     4.10         Accounting Treatment.........................................................................I-17
     4.11         Affiliate Agreements; Noncompetition Agreements..............................................I-17
     4.12         Benefit Plans................................................................................I-18
     4.13         NYSE Listing.................................................................................I-18
     4.14         Indemnification..............................................................................I-18

Article 5.        Conditions to the Affiliation................................................................I-18
     5.1          General Conditions...........................................................................I-18
     5.2          Conditions to Obligations of F&M.............................................................I-19
     5.3          Conditions to Obligations of State Bank......................................................I-20

Article 6.        Termination..................................................................................I-20
     6.1          Termination..................................................................................I-20
     6.2          Effect of Termination........................................................................I-21
     6.3          Survival of Representations, Warranties and Covenants........................................I-21
     6.4          Fees and Expenses............................................................................I-21

Article 7.        General Provisions...........................................................................I-22
     7.1          Entire Agreement.............................................................................I-22
     7.2          Binding Effect; No Third-Party Rights........................................................I-22
     7.3          Waiver and Amendment.........................................................................I-23
     7.4          Governing Law................................................................................I-23
     7.5          Notices......................................................................................I-23
     7.6          Counterparts.................................................................................I-24
     7.7          Severability.................................................................................I-24

EXHIBIT A -- Plan of Share Exchange
EXHIBIT B -- Affiliate Agreements (not included)
EXHIBIT C -- Form of Severance Agreement (not included)

                      AGREEMENT AND PLAN OF REORGANIZATION


         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of October 5, 1999, by and among F&M NATIONAL CORPORATION, a Virginia corporation ("F&M"), and THE STATE BANK OF THE ALLEGHENIES, a Virginia banking corporation ("State Bank").

                                   WITNESSETH:

         WHEREAS, the respective Boards of Directors of F&M and State Bank have approved the affiliation of their companies through a share exchange under Virginia law that will cause State Bank to become a wholly-owned subsidiary of F&M, all as more specifically provided in the Agreement and the Plan of Share Exchange in the form attached hereto as Exhibit A (the "Plan of Share Exchange"); and

         WHEREAS, the parties desire to provide for certain conditions, representations, warranties and agreements in connection with the transactions contemplated hereby.

         NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

                                    ARTICLE 1
                       The Affiliation and Related Matters

         1.1      The Affiliation

         Subject to the terms and conditions of this Agreement, at the Effective Date as defined in Section 1.4 hereof, State Bank shall become a wholly-owned subsidiary of F&M through the exchange of each outstanding share of common stock of State Bank for shares of the common stock of F&M in accordance with Section
1.2 of this Agreement and the Plan of Share Exchange attached hereto as Exhibit A and made a part hereof (the "Affiliation"). From and after the Effective Date, the Affiliation shall have the effect set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the "VSCA").

         1.2      Conversion of State Bank Stock

         (a) At the Effective Date, by virtue of the Affiliation and without any action on the part of the holders thereof, each share of common stock, par value $0.25 per share, of State Bank ("State Bank Common Stock") issued and outstanding immediately prior to the Effective Date shall cease to be outstanding and shall be converted into and exchanged for shares of common stock, par value $2.00 per share, of F&M ("F&M Common Stock"), whose aggregate market value equals $18.00, provided, that in no event shall F&M issue more than
0.651 shares or less than 0.554 shares for each such share of State Bank. The market value of F&M Common Stock will be the average of the daily closing sales prices per share of F&M Common Stock as reported on the New York Stock Exchange Composite Transactions tape (as reported in The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by F&M) for the ten consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the day before the fifth day before the Effective Date. The ratio of shares of F&M Common Stock that will be exchanged for each outstanding share of State Bank Common Stock shall be referred to herein as the "Exchange Ratio," which shall be rounded to the nearest third decimal point. Cash will be issued for fractional shares in accordance with the Plan of Share Exchange.

         (b) In the event F&M changes (or establishes a record date for changing) the number of shares of F&M Common Stock issued and outstanding before the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding F&M Common Stock and the record date therefor shall be prior to the Effective Date, appropriate and proportional adjustments will be made to either (i) the maximum and minimum number of shares of F&M Common Stock that may be issued for each share of State Bank Common Stock in accordance with Section 1.2(a) or (ii) the Exchange Ratio in the event F&M changes (or establishes a record date for changing) the number of shares of F&M Common Stock issued and outstanding after the Exchange Ratio has been established and before the Effective Date. Notwithstanding the foregoing, the parties agree that no adjustments to the maximum and minimum number of shares of F&M Common Stock issuable in accordance with Section 1.2(a) will be made as a result of the 3% stock dividend announced by F&M on August 11, 1999.

         1.3      Directors, Officers and Employees of State Bank; Name

         (a) The directors, officers and employees of State Bank will not change as a result of the Affiliation. The members of State Bank's Board of Directors will remain in place for their existing terms of office and thereafter shall be subject to reelection at the discretion of F&M. Dr. William J. Ellis will continue to serve as Chairman of the Board of State Bank after the Effective Date.

         (b) Mr. Don E. Stone, Jr. will become Vice Chairman of the Board of State Bank on or about the Effective Date and will continue as Chief Executive Officer of State Bank through June 30, 2000 on terms described in a letter agreement to be entered into between Mr. Stone and F&M on or before the Effective Date. Mr. Benny A. Williams, Jr. will succeed Mr. Stone as President and also will become Chief Administrative Officer of State Bank on or about the Effective Date, and F&M shall enter into a severance agreement, effective as of the Effective Date, with Mr. Williams in the form provided in Exhibit C hereto. Mr. Williams will succeed Mr. Stone as Chief Executive Officer of State Bank on July 1, 2000.

         (c) From and after the Effective Date, the name of State Bank will be F&M Bank - Highlands.

         1.4      Closing; The Effective Date

         The Affiliation shall become effective on the date and at the time shown on the Certificate of Share Exchange issued by the Virginia State Corporation Commission effecting the Affiliation (the "Effective Date"). Subject to the satisfaction or waiver of the conditions set forth in Article V, the parties shall use their reasonable best efforts to cause the Effective Date to occur on the first day of the month following the month in which the conditions set forth in Article V have been satisfied or waived in accordance with the terms of this Agreement or on such other date as the parties may agree in writing. All documents required by this Agreement to be delivered at or prior to the Effective Date will exchanged by the parties at the closing of the Affiliation (the "Closing"), which shall be held on or before the Effective Date. At or after the Closing, F&M and State Bank shall execute and deliver to the Virginia State Corporation Commission Articles of Share Exchange containing the Plan of Share Exchange.


         1.5      Definitions

         Any term defined in this Agreement and the Plan of Share Exchange shall have the meaning ascribed to it for purposes of this Agreement. In addition:

         (a) The term "Knowledge" means the knowledge, after due inquiry, of any "Executive Officer" of such party, as such term is defined in Regulation O (12 C.F.R. 215).

         (b) The term "Material Adverse Effect" means, with respect to a party, any effect that (i) has or is reasonably likely to have a material and adverse effect upon the financial position, results of operations or business of the party and its subsidiaries, taken as a whole, or (ii) would materially impair the party's ability to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Affiliation; provided that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, or (b) changes in generally accepted accounting principles or regulatory requirements applicable to financial institutions.

         (c) The term "Previously Disclosed" shall mean information set forth in a schedule (a "Disclosure Schedule", which shall be arranged in sections corresponding to the sections of this Agreement) from one party to the other party delivered and dated on the same date hereof, setting forth, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of such party's representations and warranties. Any matter included, whether aggregated or not, in the State Bank Financial Statements or the F&M Financial Statements, as the case may be, shall be deemed to be Previously Disclosed.

                                    ARTICLE 2
                  REPRESENTATIONS AND WARRANTIES OF STATE BANK

         State Bank represents and warrants to F&M as follows:

         2.1      Organization, Standing and Power of State Bank

         State Bank is a Virginia chartered banking corporation duly organized, validly existing and in good standing under the laws of Virginia. State Bank has the corporate power and authority to carry on its business in Virginia as now conducted and to own and operate its assets, properties and business; and State Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby (subject to receipt of the approval of the shareholders of State Bank of this Agreement and the Plan of Share Exchange).

         2.2      Authorized and Effective Agreements

         (a) Subject to receipt of the approval of the shareholders of State Bank of this Agreement and the Plan of Share Exchange, this Agreement and the Plan of Share Exchange and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of State Bank on or prior to the date hereof. This Agreement and the Plan of Share Exchange are valid and legally binding obligations of State Bank, enforceable against State Bank in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).
         (b) Neither the execution and delivery of this Agreement and the Plan of Share Exchange, nor the consummation of the transactions contemplated herein or therein, nor compliance by State Bank with any of the provisions hereof or thereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of State Bank; (ii) except as Previously Disclosed in its Disclosure

Schedule, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of State Bank pursuant to any (A) note, bond, mortgage, indenture, or (B) license, agreement or other instrument or obligation; or (iii) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to State Bank.

         2.3      Capital Structure

         The authorized capital stock of State Bank consists of 3,000,000 shares of common stock, par value $0.25 per share, of which 2,960,000 shares are issued and outstanding as of this date. All outstanding shares of State Bank Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person.

         2.4      Rights

         As of the date of this Agreement, there are not any shares of capital stock of State Bank reserved for issuance, or any outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which State Bank is or may become obligated to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, "Rights"), except as Previously Disclosed in its Disclosure Schedule (which shall include copies of the stock option plans and individual stock option agreements pursuant to which employees and directors of State Bank may exercise stock options and a list of those persons that hold outstanding warrants to purchase State Bank Common Stock).

         2.5      Financial Statements; Books and Records; Minute Books

         The State Bank Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the financial position of State Bank as of the dates indicated and the results of operations, changes in stockholders' equity and statements of cash flows for the periods or as of the dates set forth therein (subject, in the case of unaudited interim statements, to normal recurring audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The books and records of State Bank fairly reflect in all material respects the transactions to which it is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of State Bank contain accurate records of all corporate actions of its shareholders and Board of Directors (including committees of its Board of Directors). The State Bank Financial Statements shall mean (i) the statements of financial condition of State Bank as of December 31, 1998 and 1997 and the related statements of income, stockholders' equity and cash flows for each of the three years ended December 31, 1998, 1997 and 1996 (including related notes and schedules, if any) and (ii) the balance sheets of State Bank and related statements of income, stockholders' equity and cash flows (including related notes and schedules, if any) with respect to quarterly periods ended subsequent to December 31, 1998.

         2.6      Absence of Material Changes and Events

         Since June 30, 1999 and except as Previously Disclosed in its Disclosure Schedule, there has not been any change in the financial condition or results of operations of State Bank which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect. Notwithstanding the foregoing, any adjustments after the date hereof to the allowance for loan losses of State Bank made at the request of F&M in order to bring the allowance for loan losses of State Bank into compliance with F&M's loan policies shall not be deemed a material change or event.

         2.7      Absence of Undisclosed Liabilities

         State Bank has not incurred any liability (contingent or otherwise) that is material to State Bank or that, when combined with all similar liabilities, would be material to State Bank, except as Previously Disclosed in its Disclosure Schedule or as disclosed in the State Bank Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent State Bank Financial Statements.

         2.8      Legal Proceedings; Compliance with Laws

         Except as Previously Disclosed in its Disclosure Schedule, there are no actions, suits or proceedings instituted or pending or, to the Knowledge of State Bank, threatened against State Bank or against any property, asset, interest or right of State Bank, or against any officer, director or employee of State Bank that would, if determined adversely to State Bank, have a Material Adverse Effect on State Bank. To the Knowledge of State Bank, it has complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

         2.9      Tax Matters

         State Bank has filed all federal, state and local tax returns and reports ("Tax Returns") required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes (as defined below) owed by State Bank have been paid, are reflected as a liability in the State Bank Financial Statements, or are being contested in good faith and have been Previously Disclosed in its Disclosure Schedule. Except as Previously Disclosed, no tax return or report of State Bank is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against State Bank by any taxing authority. As used herein, "Taxes" mean all taxes, charges, fees, levies or other assessments, including, without limitation, all income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or chargers of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

         2.10     Property

         Except as Previously Disclosed in its Disclosure Schedule or reserved against in the State Bank Financial Statements, State Bank has good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected in the balance sheet included in the State Bank Financial Statements as of June 30, 1999 or acquired after such date. To the Knowledge of State Bank, all buildings, and all fixtures, equipment, and other property and assets that are material to its business, held under leases or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. To the Knowledge of State Bank, the buildings, structures, and appurtenances owned, leased, or occupied by it are in good operating condition and in a state of good maintenance and repair and comply with applicable zoning and other municipal laws and regulations, and there are no latent defects therein.

         2.11     Employee Benefit Plans

         (a) State Bank has Previously Disclosed in its Disclosure Schedule all employee benefit plans and programs, including without limitation: (i) all retirement, savings and other pension plans; (ii) all health, severance, insurance, disability and other employee welfare plans; and (iii) all employment, vacation and other similar plans, all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other employee benefit plans, programs or arrangements, and all employment or compensation arrangements, in each case for the benefit of or relating to current and former employees of State Bank (collectively, the "State Bank Benefit Plans").

         (b) None of the State Bank Benefit Plans is a "multi-employer plan" as defined in section 3(37) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         (c) Except as Previously Disclosed in its Disclosure Schedule, all State Bank Benefit Plans are in compliance in all material respects with applicable laws and regulations, and State Bank has administered the State Bank Benefit Plans in accordance with applicable laws and regulations in all material respects.

         (d) Each State Bank Benefit Plan that is intended to be qualified under
Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") has been determined by the Internal Revenue Service to be so qualified, as reflected in a current favorable determination letter.

         (e) State Bank has made available to F&M copies of all State Bank Benefit Plans and, where applicable, summary plan descriptions, and annual reports required to be filed within the last three years pursuant to ERISA or the Code with respect to the State Bank Benefit Plans.

         (f) To the Knowledge of State Bank, it has not engaged in any prohibited transactions, as defined in Code section 4975 or ERISA section 406, with respect to any State Bank Employee Benefit Plan that is a pension plan as defined in Section 3(2) of ERISA.

         (g) There are no actions, suits, investigations or claims pending, threatened or anticipated (other than routine claims for benefits) with respect to any State Bank Benefit Plans.

         (h) No compensation or benefit that is or will be payable in connection with the transactions contemplated by this Agreement will be characterized as an "excess parachute payment" within the meaning of Code section 280G. Except as Previously Disclosed in its Disclosure Schedule, no State Bank Benefit Plan contains any provision that would give rise to any severance, termination or other payments or liabilities as a result of the transactions contemplated by this Agreement.

         (i) State Bank has not established and does not maintain a welfare plan, as defined in ERISA section 3(1), that provides benefits to an employee at the expense of State Bank after a termination of employment, except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985.

         2.12     Insurance

         State Bank currently maintains insurance in amounts reasonably necessary for its operations and, to the Knowledge of State Bank, similar in scope and coverage to that maintained by other entities similarly situated. Since January 1, 1999 and except as Previously Disclosed, State Bank has not received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three fiscal years, and State Bank has not been refused any insurance coverage sought or applied for, and State Bank has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of State Bank.

         2.13     Loans; Allowance for Loan Losses

         (a) Except as Previously Disclosed in its Disclosure Schedule, to the Knowledge of State Bank each loan reflected as an asset in the State Bank Financial Statements (i) is evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, (iii) is the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such loan which if successful could have a Material Adverse Effect, and (iv) in all material respects was made in accordance with State Bank's standard loan policies.

         (b) State Bank has Previously Disclosed in its Disclosure Schedule the aggregate amounts as of a recent date of all loans, losses, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of State Bank that have been classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified" or words of similar import, and State Bank shall promptly on a periodic basis inform F&M of any such classification arrived at any time after the date hereof.

         (c) The real property classified as other real estate owned ("OREO") included in non-performing assets is carried net of reserve at the lower of cost or market value based on independent appraisals.

         (d) The allowance for loan losses reflected on the statements of financial condition included in the State Bank Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans; provided, however, the parties acknowledge and agree that F&M may request State Bank to make certain adjustments after the date hereof to its allowance for loan losses in order to bring the allowance for loan losses of State Bank into compliance with F&M's loan policies.


         2.14     Environmental Matters

         (a) Except as Previously Disclosed in its Disclosure Schedule, State Bank is in substantial compliance with all Environmental Laws (as defined below). State Bank has not received any communication alleging that State Bank is not in such compliance and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

         (b) State Bank has not received notice of pending, and is not aware of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined below) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (i) State Bank, (ii) any person or entity whose liability for any Environmental Claim State Bank has or may have retained either contractually or by operation of law, (iii) any real or personal property owned or leased by State Bank, or any real or personal property which State Bank has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (iv) any real or personal property in which State Bank holds a security interest securing a loan recorded on the books of State Bank. State Bank is not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

         (c) With respect to all real and personal property owned or leased by State Bank, or all real and personal property which State Bank has been, or is, judged to have managed or to have supervised or to have participated in the management of, State Bank will promptly provide F&M with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which will be Previously Disclosed in its Disclosure Schedule). State Bank is in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

         (d) To the Knowledge of State Bank, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against State Bank or against any person or entity whose liability for any Environmental Claim State Bank has or may have retained or assumed either contractually or by operation of law.

         (e) For purposes of this Agreement, the following terms shall have the following meanings:

                  (1) "Environmental Claim" means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

                  (2) "Environmental Laws" means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

                  (3) "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

         2.15     Takeover Laws

         State Bank has taken all action necessary to exempt this Agreement and the transactions contemplated hereby from the requirements of any "control share," "fair price," "affiliate transaction" or other anti-takeover laws and regulations of any state, including without limitation Sections 13.1-725 through 13.1-728 of the VSCA (because a majority of State Bank's disinterested directors approved such transactions for such purposes prior to any "determination date" with respect to F&M) and Sections 13.1-728.1 through 13.1-728.9 of the VSCA.

         2.16     Brokers

         Other than the financial advisory services performed for State Bank by Baxter Fentriss and Company (on terms disclosed to F&M), neither State Bank nor any of its subsidiaries, nor any of their respective officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated by this Agreement.

         2.17     Securities Reports

         State Bank has filed with the Board of Governors of the Federal Reserve System (the "FRB") all required forms, reports and documents required under the Securities Exchange Act or 1934, as amended (the "Exchange Act"). State Bank's Annual Report on Form 10-KSB for the year ended December 31, 1998, and all other reports, definitive proxy statements or documents filed or to be filed by it subsequent to December 31, 1998 under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed, or to be filed, with the FRB (i) complied or will comply in all material respects as to form with the applicable requirements under the Exchange Act and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

         2.18     Statements True and Correct

         When the Registration Statement on Form S-4 (the "Registration Statement") to be filed by F&M with the Securities and Exchange Commission (the "SEC") shall become effective, and at all times subsequent thereto up to and including the State Bank shareholders' meeting called to vote upon the Affiliation, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by State Bank relating to State Bank, (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

         2.19     Year 2000

         Except as Previously Disclosed in its Disclosure Schedule, State Bank has reviewed the areas within its business and operation which could be adversely affected by, and has developed a program to address and remedy on a timely basis, "Year 2000" issues such as risks that computer applications, vendors, customers, equipment and operating systems will not be "Year 2000 Compliant" (as hereinafter defined), and has made appropriate related inquiries of its vendors and customers. "Year 2000 Compliant," with respect to any person, means that the hardware and software systems and components (including without limitation imbedded microchips) owned, licensed or used by such person in connection with its business operations will (without any additional cost or the need for human intervention) (i) accurately process information involving any and all dates before, during and/or after January 1, 2000, including without limitation recognizing and processing input, providing output, storing information and performing date-related calculations, all without creating any ambiguity as to the century and without any other material and adverse error or malfunction, (ii) operate accurately without material and adverse interruption or malfunction on and in respect of any and all dates before, during and/or after January 1, 2000 and (iii) where applicable, respond to and process two digit year input without creating any ambiguity as to the century.

                                    ARTICLE 3
                      Representations and Warranties of F&M

         F&M represents and warrants to State Bank as follows:

         3.1      Organization, Standing and Power

         F&M is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. F&M has the corporate power and authority to carry on its business as now conducted and to own and operate its assets, properties and business; and F&M has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. F&M is duly registered as a bank holding company under the Bank Holding Company Act of 1956.

         3.2      Organization, Standing and Power of F&M Subsidiaries

         Each subsidiary of F&M (the "F&M Subsidiaries" and, collectively with F&M, the "F&M Companies") is a duly organized corporation, validly existing and in good standing in their respective states of incorporation. Each F&M Subsidiary (i) has full corporate power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a material adverse effect on F&M on a consolidated basis. The outstanding shares of capital stock of each of the F&M Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by F&M free and clear of all liens, claims and encumbrances or preemptive rights of any person.

         3.3      Authorized and Effective Agreement

         (a) This Agreement and the Plan of Share Exchange and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of F&M. This Agreement and the Plan of Share Exchange are valid and legally binding obligations of F&M, enforceable against F&M in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

         (b) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor compliance by F&M with any of the provisions hereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of F&M or any F&M Subsidiary; (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of F&M or any F&M Subsidiary pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation that would have a Material Adverse Effect on F&M, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to F&M or any F&M Subsidiary.

         3.4      Capital Structure

         The authorized capital stock of F&M consists of: (i) 5,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding; and (ii) 30,900,000 shares of common stock, par value $2.00 per share, of which 22,327,134 shares were issued and outstanding on August 31, 1999. All outstanding shares of F&M Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. The shares of F&M Common Stock to be issued in exchange for shares of State Bank Common Stock upon consummation of the Affiliation will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, will not be issued in violation of the preemptive rights of any person, and will be duly registered under the applicable federal and state securities laws.

         3.5      Financial Statements; Books and Records; Minute Books

         The F&M Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of F&M as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods or as of the dates set forth therein (subject, in the case of unaudited interim statements, to normal recurring audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The books and records of the F&M Companies fairly reflect in all material respects the transactions to which each company is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of the F&M Companies contain accurate records of all corporate actions of their respective shareholders and Boards of Directors (including committees of its Board of Directors). The F&M Financial Statements shall mean (i) the consolidated balance sheets of F&M as of December 31, 1998 and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1998, 1997 and 1996 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of F&M and related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) with respect to quarterly periods ended subsequent to December 31, 1998.

         3.6      Absence of Material Changes or Events

         Since June 30, 1999, there has not been any change in the financial condition or results of operations of F&M or the F&M Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

         3.7      Absence of Undisclosed Liabilities

         Neither F&M nor any F&M Subsidiary has any liability (contingent or otherwise) that is material to F&M on a consolidated basis or that, when combined with all similar liabilities, would be material to F&M on a consolidated basis, except as disclosed in the F&M Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent F&M Financial Statements.

         3.8      Legal Proceedings; Compliance with Laws

         There are no actions, suits or proceedings instituted or pending or, to the Knowledge of F&M, threatened against any of the F&M Companies or against any property, asset, interest or right of any of the F&M Companies or against any officer, director or employee of any of the F&M Companies that would, if determined adversely to F&M or any F&M Subsidiary, have a Material Adverse Effect on F&M on a consolidated basis. To the Knowledge of F&M, the F&M Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to their respective businesses (including environmental laws, ordinances, requirements, regulations or orders).

         3.9      Tax Matters

         The F&M Companies have filed all Tax Returns required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes owed by the F&M Companies have been paid, are reflected as a liability in the F&M Financial Statements, or are being contested in good faith and have been Previously Disclosed in its Disclosure Schedule. Except as Previously Disclosed, no tax return or report of the F&M Companies is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against the F&M Companies by any taxing authority.

         3.10     Employee Benefit Plans

         (a) All F&M employee benefit plans are in compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations, the breach or violation of which could result in a material liability to F&M on a consolidated basis.

         (b) No F&M employee benefit plan subject to ERISA that is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's `benefit liabilities,' as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

         3.11     Insurance

         Each of the F&M Companies currently maintains insurance in amounts reasonably necessary for its operations and, to the Knowledge of F&M, similar in scope and coverage to that maintained by other entities similarly situated. Since January 1, 1999 and except as Previously Disclosed, none of the F&M Companies has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three fiscal years, none of the F&M Companies has been refused any insurance coverage sought or applied for, and F&M has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of the F&M Companies.

         3.12     Allowance for Loan Losses

         The allowance for loan losses reflected on the balance sheets included in the F&M Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

         3.13     Environmental Matters

         To the Knowledge of F&M, the F&M Companies are in substantial compliance with all Environmental Laws. None of the F&M Companies has received any communication alleging that F&M or any F&M Subsidiary is not in such compliance and, to the Knowledge of F&M, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

         3.14     Securities Reports

         F&M has filed with the SEC all required forms, reports and documents required under the Exchange Act. F&M's Annual Report on Form 10-K for the year ended December 31, 1998, and all other reports, definitive proxy statements or documents filed or to be filed by it subsequent to December 31, 1998 under
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed, or to be filed, with the SEC (i) complied or will comply in all material respects as to form with the applicable requirements under the Exchange Act and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

         3.15     Statements True and Correct

         When the Registration Statement to be filed by F&M with the SEC shall become effective, and at all times subsequent thereto up to and including the State Bank shareholders' meeting called to consider and vote on the approval of the Affiliation, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by F&M relating to F&M (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

         3.16     Year 2000

         Except as Previously Disclosed in its Disclosure Schedule, F&M has reviewed the areas within its business and operation which could be adversely affected by, and has developed a program to address and remedy on a timely basis, "Year 2000" issues such as risks that computer applications, vendors, customers, equipment and operating systems will not be "Year 2000 Compliant", and has made appropriate related inquiries of its vendors and customers.

                                    ARTICLE 4
                            Covenants and Agreements

         4.1      Reasonable Best Efforts

         Subject to the terms and conditions of this Agreement, F&M and State Bank agree to use their reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Affiliation as promptly as practicable and shall cooperate fully with the other party hereto to that end.

         4.2      Access to Information; Notice of Certain Matters;
Confidentiality

         (a) F&M and State Bank each will keep the other advised of all material developments relevant to its business and to consummation of the transactions contemplated herein. F&M and State Bank each may make or cause to be made such further investigation of the operational, financial and legal condition of the other as such party reasonably deems necessary or advisable in connection with the Affiliation, provided, however, that such investigation shall not interfere unnecessarily with normal operations. F&M and State Bank agree to furnish the other and the other's advisors with such financial data and other information with respect to its business and properties as such other party shall from time to time reasonably request. No investigation pursuant to this Section 4.2 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate the Affiliation of, such party hereto.

         (b) F&M and State Bank shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

         (c) Each party shall, and shall cause each of its directors, officers, attorneys and advisors, to maintain the confidentiality of all information obtained in such investigation which is not otherwise publicly disclosed by the other party, such undertaking with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the furnishing party or, at the request of the furnishing party, destroy and certify the destruction of all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

         4.3      Registration Statement; Shareholder Approval

         (a) F&M and State Bank agree to cooperate in the preparation of the Registration Statement to be filed by F&M with the SEC in connection with the issuance of F&M Common Stock in the Affiliation (including the proxy statement and prospectus and other proxy solicitation materials of F&M and State Bank constituting a part thereof (the "Proxy Statement") and all related documents). F&M and State Bank agree to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the "Securities Act"), as promptly as reasonably practicable after filing thereof. F&M shall also take any action required to be taken under state securities or "Blue Sky" laws in connection with the issuance of F&M Common Stock pursuant to the Affiliation.

         (b) State Bank shall submit this Agreement and the Plan of Share Exchange to its shareholders at a special meeting to be held as promptly as practicable after the Registration Statement is declared effective for the purpose of approving the Affiliation. The Board of Directors of State Bank shall recommend such approval, and State Bank shall take all reasonable lawful action to solicit such approval by its shareholders; provided, however, that if the Board of Directors of State Bank concludes in good faith (after consultation with and based upon the written advice of outside counsel) that such recommendation would likely constitute a breach of its fiduciary duties to shareholders under applicable law, then the Board of Directors of State Bank shall not be obligated to recommend the approval of this Agreement and Plan of Share Exchange.

         4.4      Operation of the Business of State Bank

         State Bank agrees that, except as expressly permitted by this Agreement or otherwise consented to or approved in writing by F&M, during the period from the date hereof to the Effective Date:

         (a) State Bank will conduct its operations only in the ordinary and usual course of business consistent with past practice (subject, in any event, to the provisions of paragraph (c) below) and will use its best efforts to keep available the services of its officers and employees and maintain satisfactory relationships with customers, suppliers, employees and others having business relationships with them.

         (b) State Bank shall not take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of F&M or State Bank to obtain any necessary approvals, consents or waivers of any governmental authority or third party required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

         (c)      State Bank will not:

                  (1) Other than pursuant to stock options and stock warrants Previously Disclosed in its Disclosure Schedule and currently outstanding as of the date hereof: (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock, any stock appreciation rights or any Rights;
         (ii) enter into any agreement with respect to the foregoing; or (iii) permit any additional shares of capital stock to become subject to new grants of employee stock options, stock appreciation rights, or similar stock-based employee rights;

                  (2) Enter into or amend any written employment agreement, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for: (i) normal individual increases in compensation to employees and normal bonuses awarded to senior officers in the ordinary course of business consistent with past practice, and (ii) normal contributions to The State Bank of the Alleghenies 401(k) Profit Sharing Plan in the ordinary course of business consistent with past practice;

                  (3) Enter into or amend (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates the vesting or exercise of any benefits payable thereunder, except with respect to the funding of the Director Emeritus Program for those eligible directors who retire from the Board of Directors on or about the Effective Date;

                  (4) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in this Agreement;

                  (5) Change its lending, investment, asset/liability management or other material banking policies in any material respect, except as may be required by applicable law;

                  (6) Alter, amend or repeal its bylaws or articles of incorporation;

                  (7) Change its methods of accounting in effect at December 31, 1998, except as required by changes in generally accepted accounting principles concurred in by F&M, which concurrence shall not be unreasonably withheld or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1998, except as required by changes in law or regulation;

                  (8) Take any action which would or could reasonably be expected to (i) to cause the Affiliation not to constitute a reorganization under Section 368 of the Code as determined by F&M, (ii) result in any inaccuracy of a representation or warranty herein that would allow for a termination of this Agreement, or (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;

                  (9)      Agree or commit to do anything prohibited by this
         Section 4.4.

         4.5      Operation of the Business of F&M

         F&M agrees that, except as expressly permitted by this Agreement or otherwise consented to or approved in writing by State Bank, during the period from the date hereof to the Effective Date:

         (a) F&M will and will cause each of the F&M Subsidiaries to conduct their respective operations only in the ordinary and usual course of business consistent with past practice and will use its best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with customers, suppliers, employees and others having business relationships with them.

         (b) F&M shall not, and shall not permit any of the F&M Subsidiaries to, take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of F&M or State Bank to obtain any necessary approvals, consents or waivers of any governmental authority or third party required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

         4.6      Dividends

         F&M agrees that prior to the Effective Date State Bank may declare and pay its regular fourth quarter cash dividend in an amount not to exceed $0.16 per share.
         4.7      No Solicitation of Other Offers

         Without the prior written consent of F&M, State Bank shall not, and shall cause its officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, an Acquisition Transaction (as hereinafter defined); provided, however, that nothing contained in this Section 4.7 shall prohibit the Board of Directors of State Bank from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited, written bona fide proposal regarding an Acquisition Transaction if, and only to the extent that (A) the Board of Directors of State Bank concludes in good faith, after consultation with and based upon the written advice of outside counsel, that the failure to furnish such information or enter into such discussions or negotiations would likely constitute a breach of its fiduciary duties to shareholders under applicable law, (B) prior to taking such action, State Bank receives from such person or entity an executed confidentiality agreement, and (C) the Board of Directors of State Bank concludes in good faith that the proposal regarding the Acquisition Transaction contains an offer of consideration that is superior to the consideration set forth herein. State Bank shall immediately notify F&M orally and in writing of its receipt of any such proposal or inquiry, of the material terms and conditions thereof, and of the identity of the person making such proposal or inquiry.

For purposes of this Agreement, "Acquisition Transaction" means any merger, consolidation, share exchange, joint venture, business combination or similar transaction involving State Bank or any purchase of all or any material portion of the assets of State Bank.

         4.8      Regulatory Filings

         F&M and State Bank shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all required applications for regulatory approval of the Affiliation. F&M shall use its best efforts to obtain prompt approval of each required application.

         4.9      Public Announcements

         Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Affiliation and shall not issue any such press release or make any such public statement prior to such consultations, except as may be required by law.

         4.10     Accounting Treatment

         F&M and State Bank shall each use their best efforts to ensure that the Affiliation qualifies for pooling-of-interests accounting treatment under generally accepted accounting principles and, as of the date hereof, neither F&M nor State Bank is aware of any reason why the Affiliation may not be accounted for as a pooling-of-interests.

         4.11     Affiliate Agreements; Noncompetition Agreements

         State Bank has identified to F&M all persons who are, as of the date hereof, directors or executive officers of State Bank (the "Affiliates"). State Bank has delivered a written letter agreement in the form of Exhibit B hereto from each Affiliate. In addition, State Bank shall cause each member of its Board of Directors to enter into an agreement with F&M on or before the Effective Date providing that such member will not engage in activities competitive with F&M for three years following the Effective Date.

         4.12     Benefit Plans

         Upon consummation of the Affiliation, as soon as administratively practicable but in no event later than January 1, 2001, employees of State Bank shall be entitled to participate in the F&M pension, health and welfare benefit and similar plans on the same terms and conditions as employees of the F&M Companies, giving effect to years of service for purposes of eligibility to participate, eligibility for benefits, and vesting (but not for benefit accrual) with State Bank as if such service were with F&M. Prior to the consummation of the Affiliation, The State Bank of the Alleghenies 401(k) Profit Sharing Plan will be terminated. Prior to the participation by employees of State Bank in the F&M employee benefit plans and programs, such employees shall continue to be provided with employee benefit plans and programs which in the aggregate are not less favorable to them than those provided by State Bank immediately prior to the consummation of the Affiliation.

         4.13     NYSE Listing

         F&M shall use its reasonable best efforts to list, as of the Effective Date, on the New York Stock Exchange upon official notice of issuance, the shares of F&M Common Stock to be issued in the Affiliation.

         4.14     Indemnification

         Following the Effective Date, F&M shall indemnify, defend and hold harmless any person who has rights to indemnification from State Bank, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to applicable law and State Bank's Articles of Incorporation or Bylaws, as in effect on the date of this Agreement, to the extent legally permitted to do so with respect to matters occurring on or prior to the Effective Date; provided, however, that F&M's obligation to provide such indemnification shall not apply to material litigation, proceeding or controversy required to be Previously Disclosed in the State Bank Disclosure Schedule that is not included in such Disclosure Schedule. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, F&M shall direct, at the election of the party to be indemnified, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between F&M and the indemnified party. F&M shall use its reasonable best efforts to maintain State Bank's existing directors' and officers' liability policy, or some other policy, including F&M's existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of State Bank for a period of three years after the Effective Date on terms no less favorable than those in effect on the date hereof.

                                    ARTICLE 5
                          Conditions to the Affiliation

         5.1      General Conditions

         The respective obligations of each of F&M and State Bank to effect the Affiliation shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following conditions:

         (a) Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the approval of the shareholders of State Bank.

         (b) Registration Statement; NYSE Listing. The Registration Statement shall have been declared effective under the Securities Act, and F&M shall have received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to issue F&M Common Stock in connection with the Affiliation, and neither the Registration Statement nor any such permit or authorization shall be subject to a stop order or any threatened stop order of the SEC or any state securities commissioner. The shares of F&M Common Stock to be issued in connection with the Affiliation shall have been approved for listing on the New York Stock Exchange.

         (c) Regulatory Approvals. F&M and State Bank shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided, however, that no such approvals shall have imposed any condition or requirement which, in the reasonable opinion of the Boards of Directors of F&M or State Bank, would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render consummation of the Affiliation inadvisable or unduly burdensome.

         (d) Tax Opinion. F&M and State Bank shall have received the opinion of LeClair Ryan, A Professional Corporation, counsel to F&M, in form and substance satisfactory to F&M and State Bank and dated as of the Effective Date to the effect that the Affiliation will constitute a reorganization within the meaning of Section 368 of the Code and that no gain or loss will be recognized by the shareholders of State Bank to the extent they receive F&M Common Stock solely in exchange for their State Bank Common Stock in the Affiliation. In rendering its opinions, such counsel may rely upon representations contained in certificates of officers of F&M, State Bank and others.

         (e) Opinions of Counsel. State Bank shall have delivered to F&M and F&M shall have delivered to State Bank opinions of counsel, dated as of the Effective Date, as to such matters as they may each reasonably request with respect to the transactions contemplated by this Agreement and in a form reasonably acceptable to each of them.

         (f) Legal Proceedings. Neither F&M nor State Bank shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Affiliation.

         5.2      Conditions to Obligations of F&M

         The obligations of F&M to effect the Affiliation shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

         (a) Representations and Warranties. The representations and warranties of State Bank set forth in Article 2 shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on the Effective Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement, or (iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the Affiliation and the other transactions contemplated by this Agreement.

         (b) Performance of Obligations. State Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.

         (c) Officers' Certificate. State Bank shall have delivered to F&M a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.2(a) and 5.2(b) have been satisfied.

         (d) Accountants' Letter. F&M shall have received a letter, dated as of the Effective Date, from Yount, Hyde & Barbour, P.C., satisfactory in form and substance to F&M, that the Affiliation will qualify for pooling-of-interests accounting treatment; provided, however, that such letter shall not be a condition to the consummation of the Affiliation if F&M takes any action which would prevent the Affiliation from qualifying for pooling-of-interests accounting treatment.

         5.3      Conditions to Obligations of State Bank

         The obligations of State Bank to effect the Affiliation shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

         (a) Representations and Warranties. The representations and warranties of F&M set forth in Article 3 shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on the Effective Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement, or

(iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the Affiliation and the other transactions contemplated by this Agreement.

         (b) Performance of Obligations. F&M shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.

         (c) Officers' Certificate. F&M shall have delivered to State Bank a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.3(a) and 5.3(b) have been satisfied.

         (d) Investment Banking Letter. State Bank shall have received an updated fairness opinion from Baxter Fentriss and Company, financial advisor to State Bank, addressed to State Bank and dated on or about the date the Proxy Statement is mailed to shareholders of State Bank, to the effect that the terms of the Affiliation are fair to the shareholders of State Bank from a financial point of view.

                                    ARTICLE 6
                                   Termination

         6.1      Termination

         This Agreement and the Plan of Share Exchange may be terminated at any time before the Effective Date, whether before or after approval thereof by the shareholders of State Bank at the State Bank Meeting, as provided below:

         (a) Mutual Consent. By the mutual consent in writing of F&M and State Bank.

         (b) Closing Delay. At the election of either party, evidenced by written notice, if the Effective Date shall not have occurred on or before June 30, 2000, or such later date as shall have been agreed to in writing by the parties; provided, however, that the right to terminate under this Section 6.1(b) shall not be available to either party whose failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Effective Date to occur on or before such date.

         (c) Conditions to F&M Performance Not Met. By F&M upon delivery of written notice of termination to State Bank if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of F&M to effect the Affiliation set forth in Sections 5.1 and 5.2, and such noncompliance is not waived by F&M.

         (d) Conditions to State Bank Performance Not Met. By State Bank upon delivery of written notice of termination to F&M if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of State Bank to effect the Affiliation set forth in Sections 5.1 and 5.3, and such noncompliance is not waived by State Bank.

         6.2      Effect of Termination

         In the event this Agreement is terminated pursuant to Section 6.1 hereof, both this Agreement and the Plan of Share Exchange shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality, press releases and fees and expenses set forth in Sections 4.2,
4.9 and 6.4, respectively, shall survive any such termination and (ii) a termination pursuant to 6.1(c) or 6.1(d) hereof shall not relieve the breaching party from liability for an uncured intentional breach of any provision of this Agreement giving rise to such termination.

         6.3      Survival of Representations, Warranties and Covenants

         All representations, warranties and covenants in this Agreement and the Plan of Share Exchange shall not survive the Effective Date and shall be terminated and extinguished at the Effective Date. From and after the Effective Date, the parties hereto shall have no liability to the other on account of any breach of any of those representations, warranties and covenants; provided, however, that the foregoing clause shall not (i) apply to agreements of the parties which by their terms are intended to be performed after the Effective Date, and (ii) shall not relieve any person for liability for fraud, deception or intentional misrepresentation.

         6.4      Fees and Expenses

         (a) Except as provided below, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and counsel, except that printing expenses shall be shared equally between F&M and State Bank.

         (b) In the event F&M terminates this Agreement based on the occurrence of a Termination Event (as defined below), State Bank shall pay to F&M a termination fee of Two Million Dollars ($2,000,000) in cash within five business days after written notice of such termination. For the purposes of this Agreement, a "Termination Event" shall mean any of the following events or transactions occurring after the date hereof:

                  (i) State Bank, without having received F&M's prior written consent, shall have entered into an agreement with any person to (A) acquire, merge or consolidate, or enter into any similar transaction, with State Bank, (B) purchase, lease or otherwise acquire all or substantially all of the assets of State Bank, or (C) purchase or otherwise acquire directly from State Bank securities representing 10% or more of the voting power of State Bank;

                  (ii) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of State Bank Common Stock after the date hereof (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the regulations promulgated thereunder); or

                  (iii) any person shall have made a bona fide proposal to State Bank by public announcement or written communication that is or becomes the subject of public disclosure to acquire State Bank by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of State Bank vote not to approve the Agreement.

Notwithstanding the foregoing, State Bank shall not be obligated to pay to F&M the termination fee described in this Section 6.4(b) in the event that at or prior to such time as such fee becomes payable (i) F&M and State Bank validly terminate this Agreement pursuant to Section 6.1(a), (ii) F&M or State Bank validly terminates this Agreement pursuant to Sections 6.1(c) or 6.1(d), or
(iii) State Bank validly terminates this Agreement pursuant to Section 6.1(b).

         (c) Notwithstanding any provision in this Agreement to the contrary, if for any reason other than as a result of a Termination Event the Affiliation is not approved by State Bank's shareholders at the State Bank Meeting or any adjournment thereof, then State Bank shall reimburse F&M for one-half of its reasonable out-of-pocket and other expenses incurred by F&M in connection with entering into this Agreement and the transactions contemplated hereunder, provided that the maximum amount that State Bank shall be responsible to F&M under this Section 6.4(c) shall be limited to $50,000.

         (d) Any payment required to be made pursuant to Section 6.4 shall be made by wire transfer of immediately available funds to an account designated, by the party entitled to receive payment, in the notice of demand for payment delivered pursuant to this Section 6.4.

                                    ARTICLE 7
                               General Provisions

         7.1      Entire Agreement

         This Agreement contains the entire agreement among F&M and State Bank with respect to the Affiliation and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

         7.2      Binding Effect; No Third Party Rights

         This Agreement shall bind F&M and State Bank and their respective successors and assigns. Other than Section 4.14, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

         7.3      Waiver and Amendment

         Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the later of the date of the State Bank Meeting, except statutory requirements and requisite approvals of shareholders and regulatory authorities.

         7.4      Governing Law

         This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

         7.5      Notices

         All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

                  If to F&M:
                           Alfred B. Whitt
                           F&M National Corporation
                           9 Court Square
                           P. O. Box 2800
                           Winchester, Virginia 22604
                           Tele:    (540) 665-4282

                  Copy to:
                           George P. Whitley, Esq.
                           LeClair Ryan, A Professional Corporation
                           707 East Main Street; 11th Floor
                           Richmond, Virginia 23219
                           Tele:    (804) 783-2003

                  If to State Bank:
                           Don E. Stone, Jr.
                           The State Bank of the Alleghenies
                           116 West Riverside Avenue
                           Post Office Box 860
                           Covington, Virginia 24426
                           Tele:     (540) 965-1100

                  Copy to:
                           Fred W. Palmore, Esq.
                           Mays & Valentine, L.L.P.
                           1111 East Main Street
                           Post Office Box 1122
                           Richmond, Virginia 23208
                           Tele: (804) 697-1200

         7.6      Counterparts

         This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

         7.7      Severability

         In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.


         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.


                                   F&M NATIONAL CORPORATION
                                     Winchester, Virginia


                                   By:   /s/ Alfred B. Whitt
                                      ---------------------------------------
                                            Alfred B. Whitt
                                            Vice Chairman, President and
                                            Chief Financial Officer


                                   THE STATE BANK OF THE ALLEGHENIES
                                         Covington, Virginia


                                   By:   /s/ Don E. Stone, Jr.
                                      ----------------------------------------
                                         Don E. Stone, Jr.
                                         President and Chief Executive Officer

                                                                       EXHIBIT A
                                                            To the Agreement and
                                                          Plan of Reorganization


                             PLAN OF SHARE EXCHANGE
                                     BETWEEN
                        THE STATE BANK OF THE ALLEGHENIES
                                       AND
                            F&M NATIONAL CORPORATION

         Pursuant to this Plan of Share Exchange ("Plan of Share Exchange"), The State Bank of the Alleghenies, a Virginia banking corporation ("State Bank"), shall become a wholly-owned subsidiary of F&M National Corporation, a Virginia corporation and registered financial institution holding company ("F&M"), pursuant to a statutory share exchange under Section 13.1-717 of the Virginia Stock Corporation Act.

                                    ARTICLE I
                           Terms of the Share Exchange

         1.1      The Share Exchange

         Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of October 5, 1999, by and between F&M and State Bank (the "Agreement"), at the Effective Date State Bank shall become a wholly-owned subsidiary of F&M through the exchange of each outstanding share of common stock of State Bank for shares of the common stock of F&M in accordance with Section
2.1 of this Plan of Share Exchange and the Agreement and pursuant to a statutory share exchange under Section 13.1-717 of the Virginia Stock Corporation Act (the "Share Exchange"). At the Effective Date, the Share Exchange shall have the effect specified in Section 13.1-721 of the Virginia Stock Corporation Act. The Share Exchange shall become effective on such date and time as may be determined in accordance with Section 1.4 of the Agreement (the "Effective Date").

         1.2      Articles of Incorporation and Bylaws; Name

         (a) The Articles of Incorporation and Bylaws of State Bank in effect immediately prior to the consummation of the Share Exchange shall remain in effect following the Effective Date until otherwise amended or repealed.

         (b) From and after the Effective Date, the name of State Bank shall be changed to F&M Bank - Highlands.

                                   ARTICLE II
                           Manner of Converting Shares

         2.1      Conversion of Shares

         Upon and by reason of the Share Exchange becoming effective and except as set forth in Section 2.3 below, no cash shall be allocated to the shareholders of State Bank and stock shall be issued and allocated as follows:

         (a) Each share of common stock, par value $0.25 per share, of State Bank ("State Bank Common Stock") issued and outstanding immediately prior to the Effective Date shall, by operation of law, be automatically exchanged for the number of shares of common stock, par value $2.00 per share, of F&M ("F&M Common Stock"), whose aggregate market value equals $18.00, provided, that in no event shall F&M issue more than 0.651 shares or less than 0.554 shares for each such share of State Bank. The market value of F&M Common Stock will be the average of the daily closing sales prices per share of F&M Common Stock as reported on the New York Stock Exchange Composite Transactions tape (as reported in The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by F&M) for the ten consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the day before the fifth day before the Effective Date (the "Average Closing Price"). The ratio of shares of F&M Common Stock that will be exchanged for each outstanding share of State Bank Common Stock shall be referred to herein as the "Exchange Ratio," which shall be rounded to the nearest third decimal point.

         (b) Each holder of a certificate representing shares of State Bank Common Stock upon the surrender of his State Bank stock certificates to the Exchange Agent (as defined in Section 2.2), duly endorsed for transfer in accordance with Section 2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of F&M Common Stock that his shares shall be converted into pursuant to the Exchange Ratio. Each such holder of State Bank Common Stock shall have the right to receive the consideration described in this Section 2.1 and Section 2.3 upon the surrender of such certificate in accordance with Section 2.2.

         (c) In the event F&M changes (or establishes a record date for changing) the number of shares of F&M Common Stock issued and outstanding before the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding F&M Common Stock and the record date therefor shall be prior to the Effective Date, appropriate and proportional adjustments will be made to either (i) the maximum and minimum number of shares of F&M Common Stock that may be issued for each share of State Bank Common Stock in accordance with Section 1.2(a) of the Agreement or (ii) the Exchange Ratio in the event F&M changes (or establishes a record date for changing) the number of shares of F&M Common Stock issued and outstanding after the Exchange Ratio has been established and before the Effective Date. Notwithstanding the foregoing, the parties agree that no adjustments to the maximum and minimum number of shares of F&M Common Stock issuable in accordance with Section 2.1(a) will be made as a result of the 3% stock dividend announced by F&M on August 11, 1999.

         (d) Each share of common stock of State Bank issued and outstanding immediately prior to the Effective Date shall, by virtue of the Share Exchange, continue to be issued and outstanding shares held by F&M.

         2.2      Manner of Exchange of State Bank Common Stock Certificates

         As promptly as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent ("Exchange Agent"), to send to each former holder of record of State Bank Common Stock immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of State Bank Common Stock for the consideration set forth in Section 2.1 above. Any dividends paid on any shares of F&M Common Stock that such shareholder shall be entitled to receive prior to the delivery to the Exchange Agent of such shareholder's certificates representing all of such shareholder's shares of State Bank Common Stock, will be delivered to such shareholder only upon delivery to the Exchange Agent of the certificates representing all of such shares (or indemnity satisfactory to F&M and the Exchange Agent, in their judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such dividends to which the holder of such shares shall be entitled to receive upon such delivery.

         2.3      No Fractional Shares

         No certificates or scrip for fractional shares of F&M Common Stock will be issued. In lieu thereof, F&M will pay the value of such fractional shares in cash on the basis of the Average Closing Price of F&M Common Stock.

         2.4      Dividends

         No dividend or other distribution payable to the holders of record of F&M Common Stock at or as of any time after the Effective Date shall be paid to the holder of any certificate representing shares of State Bank Common Stock issued and outstanding at the Effective Date until such holder physically surrenders such certificate for exchange as provided in Section 2.2 of this Plan of Share Exchange, promptly after which time all such dividends or distributions shall be paid (without interest).

         2.5      Rights of Dissenting Shareholders

         Shareholders of State Bank who object to the Share Exchange will be entitled to the rights and remedies set forth in Sections 13.1-729 through 13.1-741 of the Virginia Stock Corporation Act.

                                   ARTICLE III
                              Conditions Precedent

         The obligations of F&M and State Bank to effect the Share Exchange as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.

                                   ARTICLE IV
                                   Termination

         The parties may terminate this Plan of Share Exchange at any time prior to the Effective Date as provided in Article 6 of the Agreement.

                                                                     Appendix II







                                =================

                     Opinion of Baxter Fentriss and Company


                                =================

                    [Baxter Fentriss and Company letterhead]


                                November 19, 1999





The Board of Directors
The State Bank of the Alleghenies
116 W. Riverside Avenue
Covington, Virginia 25661


Dear Members of the Board:

The State Bank of the Alleghenies, Covington, Virginia, ("State Bank") and F&M National Corporation, Winchester, Virginia, ("F&M") have entered into an agreement providing for the affiliation of their companies through a share exchange that will cause State Bank to become a wholly-owned subsidiary of F&M ("Affiliation"). The terms of the Affiliation are set forth in the Agreement and Plan of Reorganization ("Agreement") dated October 5, 1999.

The terms of the Affiliation provide that, with the possible exception of those shares as to which dissenter's rights may be perfected, each share of State Bank common stock, $.25 par value per share, will be converted into shares having an aggregate market value of $18.00 in F&M common stock, $2.00 par value per share, provided, that in no event shall F&M issue more than .651 shares or less than
 .554 shares for each share of State Bank common stock ("Exchange Ratio").

You have asked our opinion as to whether the Exchange Ratio is fair to the respective shareholders of State Bank from a financial point of view.

In rendering our opinion, we have evaluated the consolidated financial statements of State Bank and F&M available to us from published sources. In addition, we have, among other things: (a) to the extent deemed relevant, analyzed selected public information of certain other financial institutions and compared State Bank and F&M from a financial point of view to the other financial institutions; (b) compared the terms of the Affiliation with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available; (c) reviewed the Agreement and related documents; (d) reviewed the historical market price of State Bank's common stock and F&M's common stock; and (e) made such other analyses and examinations as we deemed necessary. We also met with various senior officers of State Bank and F&M to discuss the foregoing as well as other matters that may be relevant.

We have not independently verified the financial and other information concerning State Bank and F&M, or other data which we have considered in our review. We have assumed the accuracy and completeness of all such information; however, we have no reason to believe that such information is not accurate and complete. Our conclusion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of State Bank and F&M as they exist and are known to us as of June 30, 1999.

We have acted as financial advisor to State Bank in connection with the Affiliation and will receive from State Bank a fee for our services, a significant portion of which is contingent upon the consummation of the Affiliation.

It is understood that this opinion may be included in its entirety in any communication by State Bank or the Board of Directors to the stockholders of State Bank. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

Based on the foregoing, and subject to the limitations described above, we are of the opinion that the Exchange Ratio is fair to the shareholders of State Bank from a financial point of view.


Sincerely,

/s/ Baxter Fentriss and Company

Baxter Fentriss and Company

                                                                    Appendix III





                                =================


                        The State Bank of the Alleghenies
                                    Form 10-K
                      for the year ended December 31, 1998


                                =================

                               BOARD OF GOVERNORS
                         OF THE FEDERAL RESERVE SYSTEM
                              WASHINGTON, DC 20551


                                   FORM 10-K

                        Annual Report Under Section 15(d)
                     of the Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1998

                       The State Bank of the Alleghenies
                       ---------------------------------
             (Exact name of registrant as specified in its charter)

Virginia                                                 54-1034229
--------                                                 ----------
(State or other jurisdiction of                          (IRS Employer
incorporation or organization)                           Identification Number)

                     116 Riverside Street or PO Drawer 860
                              Covington, VA 24426
                              -------------------
              (Address of Principal Executive Office and Zip Code)

Registrant's Telephone Number, including Area Code: (540) 965-1100

Securities registered pursuant to Sec. 12(b) of the Act: None
                                                         ----

Securities registered pursuant to Sec. 12(g) of the Act: None
                                                         ----

Securities issued pursuant to a registrant statement which became effective under the Securities Act of 1933:

                     Common Stock, par value $.25 per share
                     --------------------------------------
                                (Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports to be filed by section 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes  X    No
                                      ---      ---

The aggregate market value of the outstanding voting common stock held by the registrant, computed by reference to the price at which said stock was actually sold in transactions known to management on January 31, 1998 ($23.00 per share) was $68,080.000. This price was determined from transaction known to management of the registrant since its stock is not extensively traded, listed on any exchange or quoted by NASDAQ.

The total number of shares of the registrant's common stock outstanding as of January 31, 1998 was 2,960,000.

                       The State Bank of the Alleghenies

                                   Form 10-K

                               TABLE OF CONTENTS

Part I
------

Item 1 - Business
               Organizational History                                              3
               General                                                             3
               Competition                                                         3
               Employees                                                           3
Item 2 - Properties                                                                4
Item 3 - Legal Proceedings                                                         4
Item 4 - Submission of Matters to a Vote of Security Holders                       4

Part II
-------

Item 5 - Market for the Registrant's Common Stock & Related Stockholder Matters    4
Item 6 - Selected Financial Data                                                   4
Item 7 - Management's Discussion & Analysis of Financial Condition & Results
         of Operation                                                              5
Item 8 - Financial Statements & Supplementary Data                                 9
Item 9 - Changes in & Disagreements with Accountants on Accounting &
         Financial Disclosure                                                     36

Part III
--------
Item 10 - Directors of the Registrant                                             36
Item 11 - Executive Officers of the Registrant                                    37
Item 12 - Idemnification of Directors & Officers                                  37
Item 13 - Options Granted to Management to Purchase Securities                    37
Item 14 - Interest of Management & Others in Certain Transactions                 37

Part IV
-------

Item 15 - Exhibits, Financial Statement Schedules & Reports on Form 8-K           38

                                     Part 1
                         Item 1 - Business Description

State Bank is an independent bank which operates its Main Office in the City of Covington (population of about 5,000), County of Alleghany, (population of about 14,000), Commonwealth of Virginia, and conducts and transacts general business as a commercial bank as authorized by The Code of Virginia and the rules and regulations of The Federal Reserve System. The present area and scope of the Bank's activities include receiving demand, savings and time deposits, lending money on a secured and unsecured basis to individuals, partnerships, corporations and others, and offering other such services as are generally connected with commercial banking. Trust services are not currently offered.

The bank operates from its Main office in Covington with ten officers, twenty-one full and two part-time staff members, from its Clifton Forge Office with four full and one part-time staff members and from its Bath County Office with three full and two part-time members serving a primary trade area which includes Alleghany and Bath counties. The trade area total includes a population of approximately 24,000 people. This same trade area is served by branch offices of four bank holding companies. In all, these financial institutions operate a total of six offices in the two-county primary trade area.

Bank deposits in the trade area, based upon called report figures', increased approximately $3.4 Million during 1998. State Bank's share of the market grew from 37.9 percent by year end 1994; 38.0 percent by year end 1995; 38.9 percent by year end 1996; and 39.8 percent by year end 1997; and 43.2 percent by year end 1998. Bank deposits have no concentration and the Bank had $4,515,192 in public funds as of December 31, 1998.

The Bank's competitive position, when reviewed in relationship to the service offered by the other banks in its trade areas, is comparable except that it does not offer trust services, as do four of its direct competitors. The main lending thrust is toward all segments of the consumer and small business community. At year end 1998, the make-up of State Bank's loan portfolio was 29 percent consumer loans, 64 percent residential real estate loans, and 7 percent commercial and single payment loans to businesses and individuals, as compared to year end 1997 of 33 percent, 60 percent and 7 percent respectively. The commercial loans are rate sensitive and the loans to individuals were at the limit allowed by The Code of Virginia. At year end 1998, approximately 1 percent of State Bank's net loans are retail sales contracts discounted, with full recourse, by a local General Motors Subaru dealer, a local Ford products dealer and a Chrysler dealer as compared to year end 1997 of 1 percent. The Bank has had excellent experience with this discounted consumer paper.

At year end 1998, there were unused lines of credit committed by State Bank totaling approximately $3,752,078 compared to $2,886,389 for year end 1997. These were to small businesses for short-term seasonal needs and to individuals for short-term investment purposes. All of these lines are rate sensitive and it is anticipated that less than 50 percent will be called upon at one time in 1999.

The two major industries located in Covington are seasoned and matured. This accounts for the many strong deposit and loan accounts the Bank appreciates. State Bank saw a continuous increase in its growth rates during 1998 and the Bank is optimistic that progress will continue in its trade area.

Emphasis on growth and profit continue to be the major goal of State Bank. During 1998, an increase in loans and deposits was evident. Competitive loan rates and positive economic attitudes account for this continued growth.

In this mountainous area of Virginia, with its independently-mined population, it is expected that local ownership will continue to be a major selling factor for State Bank's services to consumers. This will have a positive effect upon its continued growth/profit goals.

ITEM 2 - BANK PREMISES AND OTHER REAL ESTATE

The Bank owns in fee, the land and building, which serve as its main office and branch locations. Initially, the Bank utilized a trailer as a temporary office. Permanent quarters were completed in February 1980 at a total cost of $237,348. As of September 21, 1987, a 2500 square feet expansion of the permanent quarters was placed in service at a total cost of approximately $400,000 including building, equipment and furnishings. As of September 8, 1992, an 1800 square feet branch office was placed in service in Clifton Forge at a total cost of approximately $400,000 including building, equipment and furnishings. As of October 12, 1993, a 1500 square feet branch office was placed in service in Bath County at a total cost of approximately $400,000 including buildings, equipment and furnishings. The Bank had no Other Real Estate (ORE) as of December 31, 1998.

ITEM 3 - LEGAL PROCEEDINGS

State Bank of the Alleghenies is not currently involved in any material legal proceedings, other than routine litigation incidental to the businesses, which involve them or any of their properties.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of the security holders of State Bank, through the solicitation of proxies or otherwise, during the fourth quarter of 1998.

Part II
ITEM 5 - MARKET FOR REGISTRANTS' COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

There is no active or organized trading market for the common stock of State Bank. The stock is traded on a limited basis in privately negotiated transactions. Accordingly, the prices shown below may not be indicative of prices which would prevail if the stock were more actively traded. Bid and ask prices are not available for the stock of State Bank.

The prices set forth below are based upon information known to State Bank's management regarding prices paid for the common stock. Based upon such information, management believes that the following high and low prices represent actual amounts paid for the common stock of State Bank during the periods indicated:

1996                                HIGH                 LOW
----                                ----                 ---
First quarter                      $45.00              $43.00
Second quarter                      50.00               48.00
Third quarter*                      12.50               12.50
Fourth quarter                      14.00               12.50

1997
----
First quarter                      $15.00              $12.00
Second quarter                      15.00               14.00
Third quarter                       20.00               15.00
Fourth quarter                      27.00               20.00

1998
----
First quarter                      $25.00              $18.00
Second quarter                      24.00               19.00
Third quarter                       23.00               18.00
Fourth quarter                      23.00               18.50

*Stock split 5 for 1 as of July 10, 1996

ITEM 6 - SELECTED FINANCIAL DATA

The Selected Financial Data for the five years ended December 31, 1994 thru 1998 appears as Table I to the Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Management Analysis of Results of Operations

In Nineteen Hundred and Ninety-Seven, State Bank continued to experience sustained growth and increased profits. Total assets as of December 31, 1997 were $141.1 Million compared to $134.0 Million on December 31, 1996 representing an increase of 5.3%. Deposits at year end 1997 were $125.8 Million which represents growth of $5.4 Million, or 4.4% above year end deposits of $120.5 Million in 1996. The growth in deposits partially funded an increase in loans of $8.2 Million.

Total interest income for 1997 increased by $679,232, or 6.8%, compared to 1996 and total interest income for 1996 increased by $669,102 or 7.5% compared to 1995. Total interest expense for 1997 increased by $329,658 or 6.6%, over 1996 and increased $247,409 or 5.2%, 1996 over 1995. The increase in interest income accounted for 98.7% of the increase in total operating revenue for 1997 and 98.9% for 1996; whereas, interest expense accounted for 69.8% of total expenses for 1997 and 68.4% of total expenses for 1996. All other operating expenses decreased by .6% in 1997 as compared to 1996 and 5.1% in 1996 as compared to 1995. The change in net interest income is one of the factors affecting the performance of State Bank. The components which made up net income are detailed in the following table.

Year to date (000 omitted)                  1998           1997           1996
                                            ----           ----           ----
     Interest Income....................  $11,312        $10,705        $10,026
     Interest Expense...................    5,745          5,292          4,962
     Net Interest Income................  $ 5,567        $ 5,413        $ 5,064
                                          -------        -------        -------

Net interest income increased $349,574 or 6.9% for 1997 compared to 1996 and $451,693 or 9.8% for 1996 compared to 1995.
Net interest rate margin is shown in the following summary.

Net Interest Margin                         1998           1997           1996
                                            ----           ----           ----
     Yeild on Earning Assets............    8.23%          8.42%          8.41%
     Cost of Interest ..................    4.41%          4.31%          4.25%
                                          -------        -------        -------
     Net Interest Rate Margin...........    3.82%          4.11%          4.16%

Non-interest expense was down $12,658 or .6% as compared to 1996 and up $110,927 or 5.1% as compared to 1995. The following schedule details the components of the increase.


                                         Increase/Decrease     Increase/Decrease
                                             Over 1997            Over 1996
                                             ---------            ---------
     Personnel Cost....................      $132,880             $101,443
     Occupancy Expenses................       (15,577)              14,319
     Furniture & Equipment Expenses....        25,436               15,844
     Other Miscellaneous...............        67,395             (144,264)
                                               ------             --------
     Total.............................      $210,134             $(12,658)

Personnel cost increased by $132,880 or 10.5% for 1998 as compared to 1997 and $101,443, or 8.7% for 1997 as compared to 1996. Part-time help was employed to maintain customer service level desired and cover the increased activity brought about by our continued growth. The Board of Directors funded a non-contributory profit sharing plan for full-time employees.

The provision for loan losses charged against income was zero for 1998, $65,000 for 1997, 100,000 for 1996, and maintained State Bank's reserve for loan losses at .89% of net loans at year end 1998, 1.08% at year end 1997 and 1.18% at year end 1996. Management feels the reserve balance is adequate to cover any foreseeable loan losses.

As a result of the above factors, the net profit for the year 1998 was $2,473,033, $2,444,199 for 1997 and $2,220,767 for 1996 representing increases of 1.8% and 10.1% respectively. Profit per share increased to $0.84 per share in 1998 as compared to $0.83 per share in 1997 as compared to $0.75 per share in 1996.

Table I

                                                                  Five Year Summary of Operations:
                                                                         Statements of Income
                                                                        YEAR ENDED DECEMBER 31




INTEREST INCOME:                                     1998           1997          1996            1995           1994
                                                  -----------------------------------------------------------------------
     Interest and fees on loans                   $8,559,032     $8,172,040    $7,362,904      $6,926,331     $6,182,809
     Interest on Federal Funds Sold                  401,552        254,457       260,318         267,604        108,948
     Interest on Balances with
          Depository Institutions
     Interest on Investments:
          United States Treasury Securities          149,176        151,678       216,559         238,274        278,026
          United States Government Agencies        1,838,180      1,651,606     1,580,076       1,226,648      1,198,287
          States and Political Subdivisions          358,311        470,223       601,067         663,338        685,297
          Other Securities                             5,421          5,421         5,269           5,196          5,196
                                                  -----------------------------------------------------------------------

     Total Interest Income                        11,311,672     10,705,425    10,026,193       9,327,091      8,458,563
                                                  -----------------------------------------------------------------------

Interest Expense:
     Interest on time certificates of deposit
          of $100,000 or more                        925,348        878,136       705,734         659,246        342,305
     Interest on other deposits                    4,819,423      4,413,493     4,256,237       4,055,316      3,622,214

     Total Interest Expense                        5,744,771      5,291,629     4,961,971       4,714,562      3,964,519
                                                  -----------------------------------------------------------------------

          Net Interest Income                      5,566,901      5,413,796     5,064,222       4,612,529      4,494,044
          Provision for possible loan losses              --         65,000       100,000          80,000        180,000
                                                  -----------------------------------------------------------------------

          Net interest income after provision
          for possible loan losses                 5,566,901      5,348,796     4,964,222       4,532,529      4,314,044
                                                  -----------------------------------------------------------------------

OTHER INCOME:
     Service fees                                    513,324        441,440       434,489         379,402        314,857
     Securities gains (losses)                            --          4,382         2,237          49,341          6,509
     Other                                               225            202           375             300            150
                                                  -----------------------------------------------------------------------
                                                     513,549        446,024       437,101         429,043        321,516
                                                  -----------------------------------------------------------------------

OTHER EXPENSES:
     Salaries                                      1,125,316      1,006,869       931,270         870,659        806,848
     Employee Benefits (Note 8)                      272,538        258,105       232,261         213,702        217,589
     Occupancy Expenses                               87,902        103,479        89,160          89,072         85,906
     Furniture and Equipment Expenses                240,094        214,658       198,814         170,873        179,296
     Other Operating Expenses                        769,208        701,813       846,077         842,349        786,646
                                                  -----------------------------------------------------------------------
                                                   2,495,058      2,284,924     2,297,582       2,186,655      2,076,285
                                                  -----------------------------------------------------------------------
Income Before Applicable Income Taxes              3,585,392      3,509,896     3,103,741       2,774,917      2,559,275
     Federal Income Taxes (Note 9)                 1,112,359      1,065,697       882,974         773,481        673,647
                                                  -----------------------------------------------------------------------

NET INCOME                                        $2,473,033     $2,444,199    $2,220,767      $2,001,436     $1,885,628
                                                  =======================================================================

EARNING PER COMMON SHARE
     (Note 10)                                         $0.84          $0.83         $0.75           $0.68          $0.64


ALLOWANCE FOR LOAN LOSSES

The balance of the allowance for loan losses reflects an amount which in management's opinion is adequate to provide for potential loan losses. Management's determination of the proper level of the allowance for loan losses is based on existing credit policies and commitments, actual loan loss experience relative to the size and characteristics of the loan portfolio, changes in composition and inherent risk of the loan portfolio, anticipated impacts of economic policies and conditions and review of specific problem loans.

The allowance for loan losses on December 31, 1998, was $862,913 a decrease of $117,196 from the 1997 level.

Table II reflects the activity in the allowance for loan losses during 1998.

LOANS

Total loans, net of unearned income, increased $6,282,064 in 1998 compared to 1997. The largest portion of the increase occurred in the family residential mortgage category registering a $4,974,727 rise.

Table III reflects loans by type.

INVESTMENTS

Investments securities increased $3,825,249 at December 31, 1997 or 10.6% as compared to the previous year end. The strategy in 1998 was to invest excess funds in callable U.S. Government Agencies and tax-free municipals. Maturing issues have been partially reinvested into U.S. Government Agencies for an attractive investment yield. Because of this, taxable investments increased $3,050,161 and tax-free issues increased $1,252.276.

Table IV shows categories and other significant data on investment securities.

DEPOSITS

Deposits at December 31, 1998 increased $7,157,814 or 5.7% over 1997. Significantly, growth in 1998 was predominantly in demand deposits, with an increase of $8,029,013.

Table V shows significant data on all categories of Deposits.

CAPITAL RESOURCES

Stockholder's equity reached $16,929,201 during 1998, an increase of 10.7% above the previous year-end. The increase resulted from earnings retained after the payment of dividends to stockholders and the unrealized gain on securities available for sale.

Because the growth in stockholders' equity, expressed as a percentage did exceed that of total assets, the ratio of stockholders' equity to total assets was 11.29% at year-end 1998 and 10.84% on December 31, 1997. The bank regulatory authorities use the primary capital ratio, where the allowance for loan losses is added to both assets and equity, as a guideline to determine capital adequacy. At year-end 1998 the primary capital ratio was 11.79% compared to 11.53% at the preceding year-end.

There were no material commitment for capital expenditure at December 31, 1998. Table VI reflects the changes in Equity Capital during 1998.

LIQUIDITY AND INTEREST SENSITIVITY

The concept of liquidity involves the ability of an enterprise to maintain sufficient cash resources to meet its needs and obligations on a timely basis. For banks, liquidity requires the maintenance of an ability to meet day-to-day demands of deposit customers. At the same time, banks must be prepared to fulfill the needs of credit customers for loans of all types. Bank liquidity should also be considered in terms of the nature and mix of the institutions's sources and uses of funds. Also related is the concept of interest rate sensitivity, which is the degree to which earning assets and interest-bearing liabilities are responsive to changes in interest rates.

Almost the entire deposit base is made up of what management considers to be core deposits with only $13,966,699 or 10.6% of total deposits comprise of certificates of deposit larger than $100,000 in size.

However, only the past several years, the deposit base has become somewhat more sensitive and volatile. Accordingly, State Bank has made changes in its strategy in order to maintain adequate liquidity and repricing opportunities, such as requiring real estate mortgage rates to be adjusted every 3 to 5 years. At December 31, 1998, federal funds and investments securities maturing within one year amount to $10,630,506 or 8.1% of deposits. In addition, $18,271,357 of investment securities, or 13.8% of deposits, mature in the 1-5 year range.

The policy of State Bank is to maintain the relationship between rate sensitive assets and sensitive liabilities which will best maximize profits and maintain future profit levels in keeping with the trend and expectation of interest rates.

INFLATION

The majority of the assets and liabilities of the financial institution are monetary in nature and, therefore, differ greatly from those of companies that have significant investments in fixed assets or inventory. Management believes that the most significant impact of its financial results is State Bank's ability to react to changes in interest rates rather than changes in the general level of prices.

Item 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Pursuant to Staff Accounting bulletin 50, the financial statements of State Bank of the Alleghenies which follow have been audited for the fiscal years ended December 31, 1998 and December 31, 1997.

TABLE II

THE STATE BANK OF THE ALLEGHENIES                    Call Date:        12/31/1998        State #:                          FFIEC 033
116 WEST RIVERSIDE DRIVE                             Vendor ID:        D                 Cert #:          22817            RI-4
COVINGTON, VA 24426                                  Transit #:        51404338
                                                                                                                           [6]

SCHEDULE RI-B - CHARGE-OFFS AND RECOVERIES ON LOANS AND LEASES
                  AND CHANGES IN ALLOWANCE FOR CREDIT LOSSES

Part I. Charge-offs and Recoveries on Loans and Leases (1)

Part I excludes charge-offs and recoveries through the
allocated transfer risk reserve.                                                                                            I286 <-

                                                                                                         Dollar Amounts in Thousands
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           --Calendar year-to-date--
                                                                                             (Column A)               (Column B)
                                                                                      RIAD   Charge-offs    RIAD      Recoveries
                                                                                      ----   -----------    ----      ----------
1. Real estate loans________________________________________________________________  4256        24        4257            0    1.
2. Installment loans________________________________________________________________  4258       118        4259           28    2.
3. Credit cards and related plans___________________________________________________  4262         0        4263            0    3.
4. Commercial (time and demand) and all other loans_________________________________  4264         3        4265            0    4.
5. Lease financing receivables______________________________________________________  4266         0        4267            0    5.
6. Total (sum of items 1 through 5)_________________________________________________  4635       145        4605           28    6.


MEMORANDA
                                                                                                         Dollar Amounts in Thousands
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      RIAD                  RIAD
                                                                                      ----                  ----
1. Loans to foreign governments and official institutions included in part I,
   items 1 through 4 above__________________________________________________________  4643         0        4627           0  M.1
2. To be completed by banks with loans to finance agricultural production and other loans to farmers (Schedule RC-C, part I, item 3) exceeding five percent of total loans.
   Agricultural loans included in part I, items through 4, above_____________________  4268       N/A        4269         N/A  M.2
3. Not applicable.
4. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RI-B, part I,
   items 2 through 4, above_________________________________________________________  5443         0        5444           0  M.4
5. Real estate loans (sum of items 5.a through 5.e must equal
   Schedule RI-B, part I, item 1, above):
   a. Construction and land development_____________________________________________  5445         0        5446           0  M.5.a
   b. Secured by farmland___________________________________________________________  5447         0        5448           0  M.5.b
   c. Secured by 1-4 family residential properties:
        (1) Revolving, open-end loans secured by 1-4 family residential properties
            and extended under lines of credit______________________________________  5449         0        5450           0  M.5.c1
        (2) All other loans secured by 1-4 family residential properties____________  5451         8        5452           0  M.5.c2
   d. Secured by multifamily (5 or more) residential properties_____________________  5453         0        5454           0  M.5.d
   e. Secured by nonfarm nonresidential properties__________________________________  5455        16        5456           0  M.5.e

(1)  See instructions for loan classifications used in this schedule.

TABLE III

THE STATE BANK OF THE ALLEGHENIES                    Call Date:        12/31/1998        State #:                          FFIEC 033
116 WEST RIVERSIDE DRIVE                             Vendor ID:        D                 Cert #:          22817            RC-6
COVINGTON, VA 24426                                  Transit #:        51404338
                                                                                                                           [14]

SCHEDULE RC-C - LOANS AND LEASE FINANCING RECEIVABLES

PART I. LOANS AND LEASES

Do not deduct the allowance for loan and lease losses from amounts reported in this schedule. Report total loans and leases, net of unearned income. Exclude assets held for trading and commercial paper.
                                                                                                                    C215<-
                                                                                               Dollar Amounts in Thousands
--------------------------------------------------------------------------------------------------------------------------
1. Loans secured by real estate:                                                                      RCON
                                                                                                      ----
   a. Construction and land development_____________________________________________________________  1415            315     1.a
   b. Secured by farmland (including farm residential and other improvements)_______________________  1420              0     1.b
   c. Secured by 1-4 family residential properties:
      (1) Revolving, open-end loans secured by 1-4 family residential properties and extended
          under lines of credit_____________________________________________________________________  1797          5,435     1.c.1
      (2) All other loans secured by 1-4 family residential properties:
          (a) Secured by first liens________________________________________________________________  5367         56,548     1.c.2a
          (b) Secured by junior liens_______________________________________________________________  5368             25     1.c.2b
   d. Secured by multifamily (5 or more) residential properties_____________________________________  1460              0     1.d
   e. Secured by nonfarm nonresidential properties__________________________________________________  1480              0     1.e
2. Loans to depository institutions:
   a. To commercial banks in the U.S.:
      (1) To U.S. branches and agencies of foreign banks____________________________________________  1506              0     2.a1
      (2) To other commercial banks in the U.S._____________________________________________________  1507              0     2.a2
   b. To other depository institutions in the U.S.__________________________________________________  1517              0     2.b
   c. To banks in foreign countries:
      (1) To foreign branches of other U.S. banks___________________________________________________  1513              0     2.c1
      (2) To other banks in foreign countries_______________________________________________________  1516              0     2.c2
3. Loans to finance agricultural production and other loans to farmers______________________________  1590              0     3.
4. Commercial and industrial loans:
   a. To U.S. addressees (domicile)_________________________________________________________________  1763         10,038     4.a
   b. To non-U.S. addressees (domicile)_____________________________________________________________  1764              0     4.b
5. Acceptances of other banks_______________________________________________________________________  1755              0     5.
6. Loans to individuals for household, family, and other personal expenditures (i.e., consumer loans) (includes purchased paper):
   a. Credit cards and related plans (includes check credit and other revolving credit plans)_______  2008              0     6.a
   b. Other (includes single payment, installment, and all student loans)___________________________  2011         28,195     6.b
7. Loans to foreign government and official institutions (including foreign central banks)__________  2081              0     7.

8. Obligations (other than securities and leases) of states and political subdivisions in the U.S.__  2107              0     8.
9. Other Loans:
   a. Loans for purchasing or carrying securities (secured and unsecured)___________________________  1545              0     9.a
   b. All other loans (exclude consumer loans)______________________________________________________  1564            272     9.b
10. Lease financing receivables (net of unearned income)____________________________________________  2165              0     10.
11. LESS: Any unearned income on loans reflected in items 1-9 above_________________________________  2123          2,728     11.
12. Total loans and leases, net of unearned income (sum of items 1 through 10 minus item 11)
    (must equal Schedule RC, item 4.a)______________________________________________________________  2122         98,100     12.


TABLE IV
--------

THE STATE BANK OF THE ALLEGHENIES                    Call Date:        12/31/1998        State #:                          FFIEC 033
116 WEST RIVERSIDE DRIVE                             Vendor ID:        D                 Cert #:          22817            RC-4
COVINGTON, VA 24426                                  Transit #:        51404338
                                                                                                                           [12]


SCHEDULE RC-B - SECURITIES

Exclude assets held for trading.
                                                                                                                             C210 <-
                                                                                                         Dollar Amounts in Thousands
------------------------------------------------------------------------------------------------------------------------------------
                                                              -----Held-to-maturity-----        -----Available-for-sale-----
                                                            (Column A)        (Column B)     (Column C)      (Column D)
                                                                 Amortized          Fair         Amortized         Fair
                                                          RCON     Cost      RCON   Value  RCON     Cost   RCON  Value (1)
                                                          ----   ---------   ----   -----  ----  --------- ----  ---------
1. U.S. Treasury securities_____________________________  0211       0       0213     0    1286     1,986  1287     2,032    1.
2. U.S. Government agency obligations
   (exclude mortgage-backed securities):
   a. Issued by U.S. Government agencies (2)____________  1289       0       1290     0    1291         0  1293         0    2.a
   b. Issued by U.S. Government-sponsored
      agencies (3)______________________________________  1294       0       1295     0    1297    28,776  1298    29,299    2.b
3. Securities issued by states and political
   subdivisions in the U.S.:
   a. General obligations_______________________________  1676       0       1677     0    1678     7,213  1679     7,283    3.a
   b. Revenue obligations_______________________________  1681       0       1686     0    1690       978  1691       982    3.b
   c. Industrial development and similar obligations____  1694       0       1695     0    1696       250  1697       256    3.c
4. Mortgage-backed securities (MBS):
   a. Pass-through securities:
     (1) Guaranteed by GNMA_____________________________  1698       0       1699     0    1701         0  1702         0    4.a.(1)
     (2) Issued by FNMA and FHLMC_______________________  1703       0       1705     0    1706         0  1707         0    4.a.(2)
     (3) Other pass-through securities__________________  1709       0       1710     0    1711         0  1713         0    4.a.(3)
   b. Other mortgage-backed securities (include
     (CMOs, REMICs and stripped MBS):
     (1) Issued or guaranteed by FNMA,
         FHLMC, OR GNMA_________________________________  1714       0       1715     0    1716         0  1717         0    4.b.(1)
     (2) Collaterized by MBS issued or guaranteed
         by FNMA, FHLMC, or GNMA________________________  1718       0       1719     0    1731         0  1732         0    4.b.(2)
     (3) All other mortgage-backed securities___________  1733       0       1734     0    1735         0  1736         0    4.b.(3)
5. Other debt securities:
   a. Other domestic debt securities____________________  1737       0       1738     0    1739         0  1741         0    5.a
   b. Foreign debt securities___________________________  1742       0       1743     0    1744         0  1746         0    5.b
6. Equity securities:
   a. Investments in mutual funds and
      other equity securities with
      readily determinable fair values_________________________________________________    A510         0  A511         0    6.a
   b. All other equity securities(1)___________________________________________________    1752        90  1753        90    6.b
7.Total (sum of items 1 through 6) (total of
  Column A must equal Schedule RC item 2.a)
  (total of column D must equal Schedule RC,
  item 2.b)_____________________________________________  1754       0       1771     0    1772    39,293  1773    39,942    7.

(1) Includes equity securities without readily determinable fair values at historical cost in item 6.b, column D.
(2) Includes Small Business Administration 'Guaranteed Loan Pool Certificates,' U.S. Maritime Administration obligations, and
    Export-Import Bank participation certificates.
(3) Includes obligations (other than mortgage-backed securities) issued by the Farm Credit System, the Federal
    Home Loan Bank System, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the
    Financing Corporation, Resolution Funding Corporation, the Student Loan Marketing Association, and the Tennessee Valley
    Authority.

TABLE V
--------

THE STATE BANK OF THE ALLEGHENIES                    Call Date:        12/31/1998        State #:                          FFIEC 033
116 WEST RIVERSIDE DRIVE                             Vendor ID:        D                 Cert #:          22817            RC-8
COVINGTON, VA 24426                                  Transit #:        51404338
                                                                                                                           [16]


SCHEDULE RC-E - DEPOSIT LIABILITIES
                                                                                                                             C225 <-
                                                                      --Transaction Accounts--             -Nontransaction-
                                                                                                              Accounts
                                                                     (Column A)           (Column B)         (Column C)
                                                                        Total            Memo: Total            Total
                                                                     Transaction          Demand           nontransaction
                                                                       accounts           Deposits            Accounts
                                                                   (including total    (included in         (including
                                 Dollar Amounts in Thousands        demand deposits)     column A)             MMDAs)
------------------------------------------------------------
Deposits of:                                                            RCON                RCON             RCON
                                                                        -----------------------------------------
1. Individuals, partnerships and corporations_______________            2201     47,164     2240     7,495   2346     81,974  1.
2. U.S. Government__________________________________________            2202          0     2280         0   2520          0  2.
3. States and political subdivisions in the U.S.____________            2203        731     2290         0   2530      1,091  3.
4. Commercial banks in the U.S._____________________________            2206          0     2310         0   2550          0  4.
5. Other depository institutions in the U.S.________________            2207        781     2312       781   2349          0  5.
6. Banks in foreign countries_______________________________            2213          0     2320         0   2236          0  6.
7. Foreign governments, and official institutions (including
   foreign central banks)___________________________________            2216          0     2300         0   2377          0  7.
8. Certified and official checks____________________________            2330        256     2330       256                    8.
9. Total (sum of items 1 through 8) (sum of columns A and C
   must equal Schedule RC, item 13.a)_______________________            2215     48,932     2210     8,532   2385     83,065  9.

Memoranda                                                                                             Dollar Amounts in Thousands
---------------------------------------------------------------------------------------------------------------------------------
1. Selected components of total deposits (i.e., sum of item 9, columns A and C):                      RCON
                                                                                                      ---------------------------
   a. Total Individual Retirement Accounts (IRAs) and Keogh Plan accounts___________________________  6835       11,795     M.1.a
   b. Total brokered deposits_______________________________________________________________________  2365            0     M.1.b
   c. Fully insured brokered deposits (included in Memorandum item 1.b above):
      (1) Issued in denominations of less than $100,000_____________________________________________  2343            0     M.1.c1
      (2) Issued either in denominations of $100,000 or in denominations greater than
          $100,000 and participated out by the broker in shares of $100,000 or less_________________  2344            0     M.1.c2
   d. Maturity data for brokered deposits:
      (1) Brokered deposits issued in denominations of less than $100,000 with a remaining
          maturity of one year or less (included in Memorandum item 1.c.(1) above)__________________  A243            0     M.1.d1
      (2) Brokered deposits issued in denominations of $100,000 or more with a remaining
          maturity of one year or less (included in Memorandum item 1.b above)______________________  A244            0     M.1.d2
   e. Preferred deposits (uninsured deposits of states and political subdivisions in the U.S.
      reported in item 3 above which are secured or collateralized as required under state law)
      (to be completed for the December report only)________________________________________________  5590        1,522     M.1.e
2. Components of total nontransaction accounts (sum of Memorandum items 2.a through 2.c must equal item 9, column C, above):
   a. Savings deposits:                                                                               RCON
                                                                                                      ---------------------------
      (1) Money market deposit accounts (MMDAs)_____________________________________________________  6810        4,996     M.2.a1
      (2) Other savings deposits (excludes MMDAs)___________________________________________________  0352       11,006     M.2.a2
   b. Total time deposits of less than $100,000_____________________________________________________  6648       53,096     M.2.b
   c. Total time deposits of $100,000 or more_______________________________________________________  2604       13,967     M.2.c
3. All NOW accounts (included in column A above)____________________________________________________  2398       40,395     M.3
4. Not applicable

TABLE VI
--------



SCHEDULE RI-A - CHANGES IN EQUITY CAPITAL

Indicate decreases and losses in parentheses.                                                                                I283 <-
                                                                                                  Dollar Amounts in Thousands
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                              RIAD
                                                                                                              ----
1.  Total equity capital originally reported in the December 31, 1997, Reports of Condition and Income______  3215      15,296   1.
2.  Equity capital adjustments from amended Reports of Income, net*_________________________________________  3216           0   2.
3.  Amended balance end of previous calendar year (sum of items 1 and 2)____________________________________  3217      15,296   3.
4.  Net income (loss) (must equal Schedule RI, item 12)_____________________________________________________  4340       2,473   4.
5.  Sale, conversion, acquisition, or retirement of capital stock, net______________________________________  4346           0   5.
6.  Changes incident to business combinations, net__________________________________________________________  4356           0   6.
7.  LESS: Cash dividends declared on preferred stock________________________________________________________  4470           0   7.
8.  LESS: Cash dividends declared on common stock___________________________________________________________  4460       1,035   8.
9.  Cumulative effect of changes in accounting principles from prior years* (see instructions for
    this schedule)__________________________________________________________________________________________  4411           0   9.
10. Corrections of material accounting errors from prior years* (see instructions for this schedule)________  4412           0   10.
11. Change in net unrealized holding gains (losses) on available-for-sale securities________________________  8433         195   11.
12. Other transactions with parent holding company* (not included in item 5, 7, or 8 above)_________________  4415           0   12.
13. Total equity capital end of current period (sum of items 3 through 12) (must equal
    Schedule RC, item 28)___________________________________________________________________________________  3210      16,929   13.

*Describe on Schedule RI-E-Explanations.

[LOGO]     PERSINGER & COMPANY, L.L.C.
           Certified Public Accountants
--------------------------------------------------------------------------------
           501 E. Dolly Ann Drive                       Telephone (540) 962-2248
           P.O. Box 60                                        FAX (540) 962-8827
           Covington, Virginia 24426




                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The State Bank of the Alleghenies
Covington, Virginia

     We have audited the accompanying balance sheets of The State Bank of the Alleghenies as of December 31, 1998 and 1997 and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The State Bank of the Alleghenies as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                        /s/ Persinger & Company, L.L.C.
                        -------------------------------

Covington, Virginia
January 4, 1999

A Virginia Limited Liability Company o Members American Institute of Certified Public Accountants

                       THE STATE BANK OF THE ALLEGHENIES

                                 BALANCE SHEETS
                           December 31, 1998 and 1997


                                                    1998             1997
                                              --------------   --------------

                 ASSETS

Cash and due from banks (Note 2)               $  4,974,226      $  4,251,833
Federal funds sold                                5,000,000         6,700,000
Securities available for sale (Note 3)           39,941,979        36,116,730
Loans, net (Note 4)                              97,237,398        90,955,334
Bank premises and equipment, net (Note 5)         1,547,506         1,633,876
Accrued income receivable                           993,928           933,772
Deferred tax asset (Note 9)                               -           135,047
Other assets                                        287,305           417,948
                                               ------------      ------------
                                               $149,982,342      $141,144,540
                                               ============      ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits (Note 6):
    Interest bearing                           $123,449,868      $110,794,909
    Noninterest bearing                           8,537,004        14,034,149
                                               ------------      ------------
                                               $131,986,872      $124,829,058

  Deferred income taxes (Note 9)                     25,872                 -
  Accrued interest payable                          531,892           493,458
  Other liabilities                                 508,505           525,382
                                               ------------      ------------

                                               $133,053,141      $125,847,898
                                               ------------      ------------

COMMITMENTS AND CONTINGENCIES (NOTE 11)

STOCKHOLDERS' EQUITY
  Capital stock:
    Common, $.25 par value; authorized
      3,000,000 shares; issued 2,960,000
      shares (Note 10)                         $    740,000      $    740,000
  Surplus                                         2,271,156         2,271,156
  Retained earnings (Note 7)                     13,496,599        12,059,566
  Accumulated other comprehensive
    income                                          421,446           225,920
                                               ------------      ------------
                                               $ 16,929,201      $ 15,296,642
                                               ------------      ------------
                                               $149,982,342      $141,144,540
                                               ============      ============

See Notes to Financial Statements.

                       THE STATE BANK OF THE ALLEGHENIES

                              STATEMENTS OF INCOME
                  Years Ended December 31, 1998, 1997 and 1996

                                          1998         1997            1996
                                          ----         ----            ----
Interest income on:
  Loans                              $ 8,559,032    $ 8,172,040   $  7,362,904
  Securities available for sale        2,351,088      2,278,928      2,402,971
  Federal funds sold                     401,552        254,457        260,318
                                     -----------    -----------    -----------

                                     $11,311,672    $10,705,425   $ 10,026,193
                                     -----------    -----------    -----------

Interest on deposits                   5,744,771      5,291,629      4,961,971
                                       ---------      ---------    -----------

    Net interest income              $ 5,566,901    $ 5,413,796    $ 5,064,222

Provision for loan losses (Note 4)             -         65,000        100,000
                                     -----------    -----------    -----------

    Net interest income after
      provision for loan losses      $ 5,566,901    $ 5,348,796    $ 4,964,222
                                     -----------    -----------    -----------

Other income:
  Service fees                       $   513,324    $   441,440    $   434,489
  Securities gains (losses)                    -          4,382          2,237
  Other                                      225            202            375
                                     -----------    -----------    -----------
                                     $   513,549    $   446,024    $   437,101
                                     -----------    -----------    -----------

Other expenses:
  Salaries                           $ 1,125,316    $ 1,006,869    $   931,270
  Employee benefits (Note 8)             272,538        258,105        232,261
  Occupancy expenses                      87,902        103,479         89,160
  Equipment rentals, depreciation
    and maintenance                      240,094        214,658        198,814
  Other operating expenses               769,208        701,813        846,077
                                     -----------    -----------    -----------
                                     $ 2,495,058    $ 2,284,924    $ 2,297,582
                                     -----------    -----------    -----------

    Income before income taxes       $ 3,585,392    $ 3,509,896    $ 3,103,741

Federal income taxes (Note 9)          1,112,359      1,065,697        882,974
                                     -----------    -----------    -----------

      Net income                     $ 2,473,033    $ 2,444,199    $ 2,220,767
                                     ===========    ===========    ===========

Earnings per common share (Note 10)  $       .84    $       .83    $       .75
                                     ===========    ===========    ===========


See Notes to Financial Statements.

                       THE STATE BANK OF THE ALLEGHENIES

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years Ended December 31, 1998, 1997 and 1996

                                                                   Accumulated
                                                                      Other
                         Capital                     Retained     Comprehensive
                          Stock       Surplus        Earnings        Income            Total
                          -----       -------        --------        ------            -----
Balance,
 December 31, 1995     $  737,500    $2,148,656    $ 9,021,600     $  381,588        $12,289,344
Comprehensive income:
   Net income                   -             -      2,220,767              -          2,220,767
   Other comprehensive
    income, net of tax:
    Change in unrealized
     gain (loss) on
     securities
     available for
     sale, net of
     deferred income
     tax benefit of
     $120,147                   -             -              -       (353,373)          (353,373)
Less reclassification
 adjustment                     -             -              -         (1,476)            (1,476)
                       ----------    ----------     ----------      ----------        -----------
                                                                                        (354,849)
                                                                                      -----------
 Total comprehensive
  income                                                                             $ 1,865,918
Issuance of
 10,000 shares
 of common stock           2,500        122,500              -              -            125,000
 Cash dividends
  declared
  ($ .25 per share)            -              -       (739,000)             -           (739,000)
                       ----------      ---------     ----------     ----------        ----------
Balance,
 December 31, 1996    $  740,000     $2,271,156    $10,503,367      $  26,739        $13,541,262
Comprehensive income:
 Net income                    -              -      2,444,199              -          2,444,199
 Other comprehensive
  income, net of tax:
  Change in unrealized
   gain (loss) on
   securities
   available for
   sale, net of
   deferred income
   tax expense of
   $ 68,705                    -              -              -        202,073            202,073
 Less reclassification
  adjustment                   -              -              -         (2,892)            (2,892)
                         --------      ---------      ---------     ----------         ----------
                                                                                         199,181
                                                                                       ----------
  Total comprehensive
   income                                                                            $ 2,643,380

See Notes to Financial Statements.
                                     -18a-

                       THE STATE BANK OF THE ALLEGHENIES

                  Years Ended December 31, 1998, 1997 and 1996





                                                                          Accumulated
                                                                             Other
                        Capital                           Retained       Comprehensive
                         Stock         Surplus            Earnings           Income             Total
                       ---------      ---------          ----------      -------------      --------------
Cash dividends
  declared
  ($ .30 per share)       -                -                (888,000)           -                (888,000)
                       ---------      ---------          -----------      ------------      --------------
Balance,
 December 31, 1997     $740,000       $2,271,156         $12,059,566        $225,920          $15,296,642
Comprehensive income:
 Net income               -                -               2,473,033            -               2,473,033
 Other comprehensive
  income, net of tax:
  Change in unrealized
    gain (loss) on
    securities
    available for
    sale, net of
    deferred income
    tax expense of
    $66,479                -               -                  -              195,526              195,526
Less reclassification
    adjustment             -               -                  -                 -                    -
                      --------        ---------          ----------       ------------      --------------
                                                                                                  195,526
                                                                                            --------------
Total comprehensive
  income                                                                                       $2,668,559
Cash dividends
  declared
   ($ .35 per share)       -               -              (1,036,000)           -              (1,036,000)
                      --------        ---------          -----------       ------------      --------------
Balance,
   December 31, 1998  $740,000       $2,271,156         $ 13,496,599        $421,446          $16,929,201
                      ========       ==========         ============       ============      ==============




See Notes to Financial Statements.

                                     -18b-

                       THE STATE BANK OF THE ALLEGHENIES

                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1998, 1997 and 1996



                                                           1998            1997             1996
                                                         ----------   -----------    -------------

CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income                                             $ 2,473,003  $ 2,444,199     $   2,220,767
                                                        -----------  ------------    -------------
 Adjustments to reconcile net income
   to net cash provided (used) by
   operating activities:
    Depreciation                                        $   167,906  $    151,785    $     144,238
    Depreciation of computer software                         5,362         2,922             -
    Amortization of deposit premium                          12,000        12,000           12,000
    Amortization (accretion)
      of securities                                         (69,598)      (50,951)         (25,330)
    Provision for loan losses                                  -           65,000          100,000
    Deferred income taxes                                    55,636        (4,617)         (25,927)
    Securities (gains) losses                                  -           (4,382)          (2,237)
    (Increase) decrease in:
     Accrued income receivable                              (60,156)      (15,250)         (45,840)
     Other assets                                           128,362        67,007          (86,011)
    Increase (decrease) in:
     Accrued interest payable                                38,434        40,816            2,420
     Other liabilities                                      (16,877)      162,958           97,558
                                                         ----------    ----------     ------------
     Total adjustments                                   $  261,069   $   427,288     $    170,871
                                                         ----------    ----------     ------------
 Net cash provided (used) by
   operating activities                                  $2,734,102   $ 2,871,487     $  2,391,638
                                                         ----------   -----------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Sale of securities
   available for sale                                    $  500,000    $ 8,065,849    $       -
 Maturities of securities
   available for sale                                    14,715,152      6,499,544      11,447,908
 Purchase of securities available
   for sale                                             (18,669,994)   (10,693,326)    (15,010,985)
 Net change in customer loans                            (6,282,064)    (8,474,552)     (6,844,888)
 Capital expenditures                                       (81,536)      (277,452)       (171,352)
 Computer software expenditures                             (15,081)       (19,272)         -
                                                          ---------    -----------    ------------
 Net cash provided (used) by
  investing activities                                  $(9,833,523)  $ (4,899,209)   $(10,579,317)
                                                         ----------    -----------    ------------


See Notes to Financial Statements

                       THE STATE BANK OF THE ALLEGHENIES

                  Years Ended December 31, 1998, 1997 and 1996


                                                           1998           1997           1996
                                                       ------------   ------------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in interest bearing deposits           $ 12,654,959   $   (296,523)   $ 7,224,226
     Net change in noninterest bearing deposits          (5,497,145)     5,446,466      2,975,451
     Issuance of common stock                                    --             --        125,000
     Dividends paid                                      (1,036,000)      (888,000)      (739,000)
                                                       ------------   ------------    -----------
     Net cash provided (used) by financing activities  $  6,121,814   $  4,261,943    $ 9,585,677
                                                       ============   ============    ===========

Increase (decrease) in cash and cash equivalents       $   (977,607)  $  2,234,221    $ 1,397,998

Cash and cash equivalents:
     Beginning                                           10,951,833      8,717,612      7,319,614
                                                       ------------   ------------    -----------
     Ending                                            $  9,974,226   $ 10,951,833    $ 8,717,612
                                                       ============   ============    ===========

Cash and cash equivalents, ending:
     Cash and due from banks                           $  4,974,226   $  4,251,833    $ 4,317,612
     Federal funds sold                                   5,000,000      6,700,000      4,400,000
                                                       ------------   ------------    -----------
                                                       $  9,974,226   $ 10,951,833    $ 8,717,612
                                                       ============   ============    ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for:
     Interest paid depositors                          $  5,706,337   $  5,250,856    $ 4,959,551

     Income taxes                                      $  1,078,800   $  1,010,100    $ 1,035,314

SUPPLEMENTAL DISCLOSURES OF NONCASH
  INVESTING AND FINANCING ACTIVITIES
     Net change in unrealized holding gains on
     available for sale securities                     $   (195,526)  $   (199,181)   $   354,849

     Property acquired in settlement of loan           $         --   $    198,905    $        --

See Notes to Financial Statements.

                       THE STATE BANK OF THE ALLEGHENIES

                         NOTES TO FINANCIAL STATEMENTS

Note 1:   Nature of business and significant accounting policies

          Organization:

               The State Bank of the Alleghenies was incorporated in 1976 in the state of Virginia as a state banking institution. The Bank operates under the federal reserve banking regulations.

          Nature of business:

               The State Bank of the Alleghenies grants commercial, residential and consumer loans to customers located primarily in Alleghany and Bath Counties, Virginia. The loan portfolio is well-diversified and does not depend on any one sector of the economy.

          A summary of significant accounting policies follows:

          Cash and cash equivalents:

               For purposes of reporting cash flows, cash and due from banks includes cash on hand, amounts due from banks (including cash items in the process of clearing) and federal funds sold. Cash flows from loans originated by the Bank and deposits are reported net.

               The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

          Investment in debt and marketable securities:

               The Bank has investments in debt and marketable equity securities. Debt securities consist primarily of obligations of the U.S. government, state governments and domestic corporations. Marketable equity securities consist primarily of Federal Reserve Bank stock.

               Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions.

                         NOTES TO FINANCIAL STATEMENTS

               Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect.

               Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities.

               Premiums and discounts on investments in debt securities are amortized over their contractual lives. The method of amortization results in a constant effective yield on those securities (the interest method). Interest on debt securities is recognized in income as accrued, and dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of specific securities sold.

          Loans:

               Loans are stated at amount of unpaid principal, reduced by unearned discount and an allowance for loan losses.

               Unearned interest on discounted loans is amortized to income over the life of the loans, using the sum-of-the-months-digits
               (78ths) method. For all other loans, interest is accrued daily on the outstanding balances. Loan origination and commitment fees are recognized as income at loan inception. These methods do not produce a result that is materially different from the interest method. Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful. Upon such discontinuance, all unpaid accrued interest is reversed.

                         NOTES TO FINANCIAL STATEMENTS

               The allowance for loan losses is increased through a provision for loan losses charged to income, and decreased by charge-offs, net of recoveries, when management determines that collection of all amounts when due is unlikely. The allowance is based on management's estimate of the amount necessary to absorb losses on existing loans. Management's estimate is based on a review of specific loans and, for smaller balance homogeneous loans, on the Bank's past loan loss experience, known and inherent risks in the entire loan portfolio, overall portfolio quality, estimated fair value of any underlying collateral, and current economic conditions that may affect the borrower's ability to repay. For those loans that are separately evaluated for collectibility, when management determines that it is probable that principal and interest on those loans will not be collected according to their contractual terms, the impairment of those loans is recognized in the allowance account based on the present value of expected future cash flows discounted at the loans' effective rate, except for those loans where foreclosure is probable, on which impairment is based on the fair value of the collateral. Cash collections on loans that are impaired are credited to the loan receivable balance, and no interest income is recognized on those loans until the principal balance has been collected.

               A loan is considered impaired at the time it is probable that the Bank will be unable to collect all amounts due, both principal and interest, in accordance with the contractual terms of the loan agreement. The fair value of any collateral is used to determine the value of secured impaired loans. The discounted cash flow method is used to determine the value of unsecured impaired loans.

               In making judgments about the probability that a loan is impaired, a delay or shortfall in payments received does not require the application of these standards if the Bank expects to collect all amounts due, including accrued interest at the contractual interest rate, for the period of delay. All loans classified as "doubtful" by internal or external examiners are considered impaired. All impaired loans will be on nonaccrual as they no longer meet the definition of being well secured and in the process of collection. (A loan may be on nonaccrual due to delays in collection caused by bankruptcy, etc., but no loss is expected on the account due to collateral or guarantor support and therefore the loan is not considered impaired.) The "doubtful" classification implies that all collateral will not be liquidated and any deficit loan balance charged off.

                         NOTES TO FINANCIAL STATEMENTS

          Bank premises and equipment:

               Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the following estimated useful lives:

                                             Years
                                             -----
               Buildings and improvements    10-50
               Furniture and equipment        5-10

          Acquired properties:

               Real estate acquired through foreclosure and personal property acquired through repossession are held for sale and are recorded at the lower of the recorded amount of the loan or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to acquired properties is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value. Valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. Depreciation is recorded based on the recorded amount of depreciable assets after they have been owned for one year. Depreciation and additions to or reductions from valuation allowances are recorded in income.

          Intangible assets:

               Intangible assets, consisting of premiums on acquired deposits, are included in other assets. These premiums are being amortized over a period of seven and one-half years.

          Employment benefit plan:

               A noncontributory trusteed profit-sharing plan covers all employees who meet the eligibility requirements. To be eligible, an employee must be 18 years of age. Full vesting occurs after five years of service. Contributions are determined annually by the Board of Directors.

                         NOTES TO FINANCIAL STATEMENTS

          Income taxes:

               Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

          Fair value of financial instruments:

               The following methods and assumptions were used by the Bank in estimating the fair value of its financial instruments:

               Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate their fair values.

               Investment securities (including mortgage-backed securities):
               Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

               Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are determined using estimated future cash flows, discounted at the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

               Off-balance-sheet instruments: Fair values of the Bank's off-balance-sheet instruments (commitments to extend credit and standby letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

                         NOTES TO FINANCIAL STATEMENTS

               Deposit liabilities: The fair values of demand deposits equal their carrying amounts which represent the amount payable on demand. The carrying amounts for variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate monthly maturities on time deposits.

          Estimates:

               Certain estimates and assumptions are required by management in the preparation of the financial statements. Actual results could differ significantly from those estimates. The more significant estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period are those required in the determination of the allowance for loan losses.

          Reclassification:

               Certain reclassifications have been made to prior years' financial statements for comparability with the current year. Net income and stockholders' equity previously reported were not affected by these reclassifications.

          Current accounting developments:

               In 1998 the Bank adopted Financial Accounting Standards Board Statement No. 130, Reporting Comprehensive Income. This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Statement 130 amends FASB Statements 52, 80, 87, and 115 to require that changes in the balances of items that under those
               Statements are reported directly in a separate component of equity in a statement of financial position be reported in a financial statement that is displayed as prominently as other financial statements. Under this Statement, the Bank has revised its method of reporting unrealized gains and losses on investments as covered by Statement 115. The adoption of this Statement does not have a material effect on the financial statements as presented.

                         NOTES TO FINANCIAL STATEMENTS

Note 2.   Restrictions on cash and due from banks

               The Bank is required to maintain reserve balances in cash or on deposit with Federal Reserve Banks. The total of those reserve balances was approximately $1,516,000 and $1,210,000 at December 31, 1998 and 1997.

Note 3.   Securities

               Carrying amounts and approximate fair values of securities available for sale as of December 31, 1998 are summarized as follows:

                                                Gross      Gross
                                Amortized    Unrealized  Unrealized      Fair
                                   Cost         Gains      Losses        Value
                              ------------   ---------   --------   ------------
                                                    1998
                              --------------------------------------------------
U.S. Treasury securities      $  1,985,620   $  46,412   $     --   $  2,032,032
U.S. Government agencies
     and corporations           28,776,265     572,609     50,174     29,298,700
State and political
     subdivisions                8,441,365      96,552     17,020      8,520,897
Other                               90,350          --         --         90,350
                              ------------   ---------   --------   ------------
                              $ 39,293,600   $ 715,573   $ 67,194   $ 39,941,979
                              ============   =========   ========   ============

The amortized cost and fair value of securities available for sale as of December 31, 1998 by contractual maturity are shown below.

                                                        1998
                                             ---------------------------
                                               Amortized         Fair
                                                  Cost           Value
                                             ------------   ------------
Due in one year or less                      $  5,630,506   $  5,677,936
Due after one year through five years          18,271,357     18,765,444
Due after five years through ten years         15,301,387     15,408,249
Due after ten years                                90,350         90,350
                                             ------------   ------------
                                             $ 39,293,600   $ 39,941,979
                                             ============   ============

                          NOTE TO FINANCIAL STATEMENTS

               Carrying amounts and approximate fair values of securities available for sale as of December 31, 1997 are summarized as follows:

                                                Gross      Gross
                                Amortized    Unrealized  Unrealized      Fair
                                   Cost         Gains      Losses        Value
                              ------------   ---------   --------   ------------
                                                    1997
                              --------------------------------------------------
U.S. Treasury securities      $  2,480,060   $  29,160   $     --   $  2,509,220
U.S. Government agencies
     and corporations           26,017,531     272,624     41,616     26,248,539
State and political
     subdivisions                7,181,219      91,741      4,339      7,268,621
Other                               90,350          --         --         90,305
                              ------------   ---------   --------   ------------
                              $ 35,769,160   $ 393,525   $ 45,955   $ 36,116,730
                              ============   =========   ========   ============

The amortized cost and fair value of securities available for sale as of December 31, 1997 by contractual maturity are shown below.

                                                        1997
                                             ---------------------------
                                               Amortized         Fair
                                                  Cost           Value
                                             ------------   ------------
Due in one year or less                      $  3,332,683   $  3,363,662
Due after one year through five years          22,028,913     22,161,524
Due after five years through ten years         10,317,214     10,501,194
Due after ten years                                90,350         90,350
                                             ------------   ------------
                                             $ 35,769,160   $ 36,116,730
                                             ============   ============

               Gross realized gains and losses on securities available for sale for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                      1998        1997          1996
                                      ----        ----          ----
               Realized gains      $    --    $  39,393     $  28,685
               Realized losses          --      (35,011)      (26,448)

               Securities available for sale with a carrying amount of $5,305,014 and $4,645,127 at December 31, 1998 and 1997 were pledged as collateral on public deposits and for other purposes as required or permitted by law.

                         NOTES TO FINANCIAL STATEMENTS

Note 4.   Loans

          The composition of net loans is as follows:

                                                    December 31,
                                             ---------------------------
                                                 1998           1997
                                             ------------   ------------
          Commercial                         $  6,929,109   $  6,681,128
          Real Estate                          62,008,178     57,033,451
          Installment                          31,891,340     31,115,710
                                             ------------   ------------
                                             $100,828,627   $ 94,830,289
                                             ------------   ------------
          Deduct:
               Unearned discount             $  2,728,316   $  2,894,846
               Allowance for loan losses          862,913        980,109
                                             ------------   ------------
                                             $  3,591,229   $  3,874,955
                                             ------------   ------------
                                             $ 97,237,398   $ 90,955,334
                                             ============   ============

          There were no nonaccrual loans at December 31, 1998 and 1997.

          Nonperforming assets consisting of acquired properties totaled $198,905 at December 31, 1997. There were no nonperforming assets consisting of acquired properties at December 31, 1998.

          Changes in the allowance for loan losses are as follows:

                                               Years Ended December 31,
                                        ------------------------------------
                                           1998         1997         1996
                                        ----------   ----------   ----------
          Balance, beginning            $  980,109   $  976,614   $  833,474
               Provision charged to
                 operating expenses             --       65,000      100,000
               Recoveries of amounts
                 charged off                27,612       33,520      115,181
                                        ----------   ----------   ----------
                                        $1,007,721   $1,075,134   $1,048,655
               Amounts charged off         144,808       95,025       72,041
                                        ----------   ----------   ----------
          Balance, ending               $  862,913   $  980,109   $  976,614
                                        ==========   ==========   ==========

Note 5.   Bank premises and equipment

          The major classes of bank premises and equipment and the total accumulated depreciation are as follows:

                                                      December 31,
                                                -------------------------
                                                   1998          1997
                                                -----------   -----------
          Land                                  $   316,293   $   316,293
          Buildings and improvements              1,084,519     1,084,519
          Furniture and equipment                 1,556,194     1,474,658
                                                -----------   -----------
                                                $ 2,957,006   $ 2,875,470
               Less accumulated depreciation      1,409,500     1,241,594
                                                -----------   -----------
                                                $ 1,547,506   $ 1,633,876
                                                ===========   ===========

                         NOTES TO FINANCIAL STATEMENTS

Note 6.  Deposits

         The composition of deposits is as follows:

                                                       December 31,
                                             --------------------------------
                                                  1998                1997
                                             ------------        ------------
         Demand                              $  8,537,004        $ 14,034,149
         NOW accounts                          45,380,012          37,350,999
         Savings                               11,006,520           9,795,495
         Time certificates, $100,000 or more   13,966,699          12,924,086
         Other time certificates               53,096,637          50,724,329
                                             ------------        ------------
                                             $131,986,872        $124,829,058
                                             ============        ============

         At December 31, 1998, the scheduled maturities of time certificates are as follows:

          Year ending December 31,                Amount
          ------------------------                ------
                  1999                        $ 28,706,886
                  2000                          23,267,711
                  2001                           6,582,462
                  2002                           3,968,784
                  2003                           4,537,493
                                              ------------
                                              $ 67,063,336
                                              ============

Note 7.  Retained earnings

         Under applicable Virginia law, $13,496,599 of retained earnings at December 31, 1998, were free of dividend restrictions. However, Virginia regulatory authorities may limit payment of dividends by any state bank when it is determined such limitation is in the public interest and is necessary to insure the financial soundness of the bank.

         Banking regulations require the Bank to maintain certain minimum capital levels in relation to Bank assets. Capital is measured using a leverage ratio as well as based on risk-weighting assets according to regulatory guidelines. The Bank's regulatory capital is as follows:


                                                       Minimum Requirements
                                                       --------------------
                                         1998           Well       Adequately
                                        Actual      Capitalized    Capitalized
                                        ------      -----------    -----------

         Tier I risk-based capital      12.82%         6.00%          4.00%
         Total risk-based capital       13.49%        10.00%          8.00%
         Leverage ratio                 11.33%         5.00%          3.00%

Note 8.  Employee benefit plan

         Plan contributions were $135,000 for 1998 and 1997, and $120,000 for 1996.

                         NOTES TO FINANCIAL STATEMENTS

Note 9.  Income tax matters

         Net deferred tax assets (liabilities) consist of the following components:

                                               Years Ended December 31,
                                         ----------------------------------
                                            1998         1997        1996
                                         ---------    ---------   ---------
         Deferred tax assets:
              Loan allowance             $ 251,117    $ 290,963   $ 277,200
              Director fees                 28,369       28,592      18,811
                                         ---------    ---------   ---------
                                         $ 279,486    $ 319,555   $ 296,011
                                         ---------    ---------   ---------

         Deferred tax liabilities:
         Unrealized gain on securities   $ 226,932    $ 121,649   $  14,398
         Accretion on securities            36,015       26,383      20,580
         Premises and equipment             42,411       36,476      23,352
                                         ---------    ---------   ---------
                                         $ 305,358    $ 184,508   $  58,330
                                         ---------    ---------   ---------
                                         $ (25,872)   $ 135,047   $ 237,681
                                         =========    =========   =========

         The Federal income tax provision charged to operations consists of the following:

                                               Years Ended December 31,
                                        -----------------------------------
                                           1998        1997         1996
                                        ---------   ---------   -----------
         Current                       $ 1,056,723 $ 1,070,314  $   908,901
         Deferred                           55,636      (4,617)     (25,927)
                                       ----------- -----------  -----------
                                       $ 1,112,359 $ 1,065,697  $   882,974
                                       =========== ===========  ===========

         The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income due to the following:

                                               Years Ended December 31,
                                        -----------------------------------
                                           1998        1997         1996
                                        ---------   ---------   -----------
         Computed "expected" tax
         expense                       $ 1,219,033 $ 1,193,365  $ 1,055,272
         Tax exempt interest              (126,283)   (162,153)    (173,640)
         Other - Net                        19,609      34,485        1,342
                                       ----------- -----------  -----------
                                       $ 1,112,359 $ 1,065,697  $   882,974
                                       =========== ===========  ===========

                          NOTES TO FINANCIAL STATEMENTS

Note 10. Capital stock and earnings per share

         On July 10, 1996, the Bank reduced the par value of its common stock from $1.25 per share to $.25 per share and issued the 2,400,000 additional shares necessary to effect a 5-for-1 common stock split.

         Earnings per common share are based on weighted average shares outstanding during the period. Shares used in the computation were 2,960,000 for 1998 and 1997, and 2,954,782 for 1996.

Note 11. Commitments and contingencies

         Financial instruments with off-balance-sheet risk:

         The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

         The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments follows:

                                               December 31,
                                        -------------------------
                                            1998          1997
                                        -----------   -----------
         Commitments to extend credit   $ 3,752,078   $ 2,886,389
         Standby letters of credit          358,477       345,856
                                        -----------   -----------
                                        $ 4,110,555   $ 3,232,245
                                        ===========   ===========

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and represent the undrawn portion of the total commitment. The commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate and income-producing commercial properties.

                         NOTES TO FINANCIAL STATEMENTS

         Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

         Concentrations of credit risk:

         All of the Bank's loans, commitments to extend credit and standby letters of credit have been granted to customers in the Bank's market area. Investments in securities issued by state and political subdivisions (see Note 3) include some governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers.

         The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of its legal lending limit. The loan portfolio is well diversified and is not concentrated in any one business sector or industry.

         Contingencies:

         In the normal course of business, the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Bank's financial statements.

Note 12. Transactions with related parties

         The Bank has executed, and may be expected to do so in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

                          NOTES TO FINANCIAL STATEMENTS

         Aggregate loan transactions with related parties were as follows:

                                  Years Ended December 31,
                                  ------------------------
                                    1998           1997
                                  ---------     ---------
         Balance, beginning       $ 606,332     $ 718,573
              New loans             294,768        31,062
              Repayments           (368,852)     (143,303)
                                  ---------     ---------
         Balance, ending          $ 532,248     $ 606,332
                                  =========     =========

Note 13. Deferred compensation

         The Bank has approved a lifetime compensation plan for organizing members of the Board of Directors who are granted Director Emeritus status. Two directors attained this status during 1995 and one director attained this status during 1997. Included in other liabilities at December 31, 1998 and 1997 is the present value of future cash payments in the amount of $83,438 and $84,093, respectively. In 1998, the credit to income, net of tax expense, was $432, and in 1997, the charge to income, net of tax benefits, was $18,897.

Note 14. Fair value of financial instruments

         The estimated fair values of the Bank's financial instruments at December 31, 1998 and 1997 are as follows:

                                      December 31, 1998            December 31, 1997
                                ---------------------------   ---------------------------
                                   Carrying         Fair         Carrying        Fair
                                    Amount          Value         Amount         Value
                                 -----------    -----------    -----------    -----------
Financial assets:
Cash and cash equivalents       $  9,974,226   $  9,974,226   $ 10,951,833   $ 10,951,833
Securities available for sale     39,941,979     39,941,979     36,116,730     36,116,730
Loans, net                        97,237,398     99,073,177     90,955,334     90,948,173
Accrued income receivable            993,929        993,929        933,772        933,772

Financial liabilities:
Deposits                         131,986,872    133,048,069    124,829,058    125,260,485

Off-balance-sheet assets:
Commitments to extend credit            --        3,752,078           --        2,886,389
Standby letters of credit               --          358,477           --          345,856

            STATE BANK MANAGEMENT ANALYSIS OF RESULTS OF OPERATIONS

In Nineteen Hundred and Ninety-eight, State Bank continued to experience sustained growth and increased profits. Total assets as of December 31, 1998 were $150.0 million compared to $141.1 million on December 31, 1997 representing an increase of 6.3%. Deposits at year end 1998 were $133.1 million which represents growth of $7.2 million, or 5.7% above year end deposits of $125.8 million in 1997. The growth in deposits funded an increase in loans of $6.3 million.

Total interest income for 1998 increased by $606,247, or 5.7%, compared to 1997 and total interest income for 1997 increased by $679,232 or 6.8% compared to 1996. Total interest expense for 1998 increased by $453,142 or 8.6%, over 1997 and increased $329,658 or 6.6%, 1997 over 1996. The increase in interest income accounted for 90.0% of the increase in total operating revenue for 1998 and 98.7% for 1997; whereas, interest expense accounted for 68.3% of total expenses for 1998 and 69.8% of total expenses for 1997. All other operating expenses increased by 9.2% in 1998 as compared to 1997 and decreased .6% in 1997 as compared to 1996. The change in net interest income is one of the factors affecting the performance of State Bank. The components which made up net income are detailed in the following table.

YEAR TO DATE (000 OMITTED)

                                         1998        1997      1996
                                        ------      -----     -----
     Interest Income...................$11,312    $10,705   $10,026
     Interest Expense....................5,745      5,292     4,962
                                        ------      -----     -----
     Net Interest Income............... $5,567      5,413   $ 5,064
                                        ======      =====   =======
Net interest income increased $153,105 or 2.8% for 1998 compared to 1997 and $349,574 or 6.9% for 1997 compared to 1996.
Net interest rate margin is shown in the following summary.

NET INTEREST MARGIN

                                          1998       1997     1996
                                          ----       ----     ----
     Yield on Earning assets..............8.23       8.42     8.41
     Cost of Interest.....................4.41       4.31     4.25
                                          ----       ----     ----
     Net Interest Rate Margin.............3,82       4.11     4.16
                                          ====       ====     ====

Non-interest expense increased $210,134 or 9.2% for 1998 as compared to 1997 and decreased $12,658 or .6% for 1997 as compared to 1996. The following schedule details the components of the increase.

                                   INCREASE/DECREASE   INCREASE/DECREASE
                                        OVER 1997          Over 1996
                                        ---------          ---------
Personnel Cost.......................    $132,880           $101,443
Occupancy Expenses...................     (15,577)            14,319
Furniture & Equipment Expenses.......      25,436             15,844
Other Miscellaneous..................      67,395           (144,264)
                                         --------           --------
Total................................    $210,134           ($12,658)
                                         ========           ========

Personnel cost increased by $132,880 or 10.5% for 1998 as compared to 1997 and $101,443 or 8.7% for 1997 as compared to 1996. Part-time help was employed to maintain customer service levels desired and cover the increased activity brought about by our continued growth. The Board of Directors funded a non-contributory profit sharing plan for full-time employees.

The provision for loan losses charged against income was zero for 1998, $65,000 for 1997, $100,000 for 1996 and maintained State Bank's reserve for loan losses at .89% of net loans at year end 1998, 1.08% at year end 1997 and 1.18% at year end 1996. Management feels the reserve balance is adequate to cover any foreseeable loan losses.

As a result of the above factors, the net profit for the year 1998 was $2,473,033, $2,444,199 for 1997 and $2,220,767 for 1996 representing increases of 1.8% and 10.1% respectively. Profit per share increased to $0.84 per share in 1998 as compared to $0.83 per share in 1997 as compared to $0.75 per share in 1996.

ITEM 9 - CHANGES IN & DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

         NONE

PART III

ITEM 10 - DIRECTORS OF THE REGISTRANT

          THERE ARE CURRENTLY 8 DIRECTORS OF STATE BANK. ADDITIONAL INFORMATION ABOUT THE DIRECTORS, INCLUDING THEIR PRINCIPAL OCCUPATION, AGE, & SHARES OWNED IS SET FORTH IN THE FOLLOWING TABLE.

The following information, including the principal occupation during the past five years is given in respect of the nominees for election to the Board at the 1999 Annual Meeting.

NAME, AGE AND YEAR                PRINCIPAL OCCUPATION         SHARES OWNED    PERCENT OF CLASS
FIRST BECAME DIRECTOR
Dr. William J. Ellis                Chairman of Board             95,265*              3.2
Age 93                                 State Bank
Director since 2/79                Covington, Virginia

Don E. Stone, Jr.        President and Chief Executive Officer    35,000*              1.2
Age 53                                 State Bank
Director since 1/85               Covington, Virginia

Benny A. Williams, Jr.          Executive Vice President          29,830*              1.0
Age 51                                 State Bank
Director since 8/94               Covington, Virginia

R. Glenn Baily                          Co-Owner                  45,735*              1.5
Age 51                          Covington Motor Company
Director since 9/94               Covington, Virginia

Michael McHale Collins          Attorney at Law, Partner          50,215*              1.7
Age 55                            Collins & Workowski
Director since 2/79               Covington, Virginia

Burdette A. Rupert                      Realtor                   41,110*              1.4
Age 71                            Covington, Virginia
Director since 2/79

William T. Wilson               Attorney at Law, Partner          83,440*              2.8
Age 61                              Wilson & Updike
Director since 12/86              Covington, Virginia

Calvin P. Wright                      Investments                 40,500*              1.4
Age 70                            Covington, Virginia
Director since 2/79

10 Directors & Officers As A Group Including Those Names Above   429,390*             14.5

*Includes shares individually, jointly and/or separately owned by household members

ITEM 11 - EXECUTIVE OFFICERS OF THE REGISTRANT

DON E. STONE, JR., 53., President and Chief Executive Officer of the Bank, a Covington native, was employed by the Bank effective January 2, 1985. From October 1982 through December 1984, Stone was Senior Vice President of The National Bank of Logan, a unit Bank in West Virginia of approximately $130 Million in assets until October 1984 when it became an affiliate of Key Bankshares of West Virginia, Incorporated headquarters in Huntington, West Virginia. While in that capacity, Stone was second in authority and responsible to the President and managed all administrative, operation and personnel functions of the Bank as well as serving as a voting member of the Bank's Loan Discount Committee. From February 1981 to October 1982, Stone was Cashier of Beckley National Bank, Beckley, West Virginia, a $175 Million unit Bank. From December 1973 through January 1981, Stone held various management position with The Bank of Virginia headquartered in Richmond, Virginia. Prior to this, Stone was an Assistant National Bank Examiner with the Comptroller of the Currency and Staff Accountant with Peat, Marwick, Mitchell and Company, certified public accountants. Stone attended Covington schools, Dabney S. Lancaster Community College, Covington, Virginia; Marshall University, Huntington, West Virginia; University of Richmond Graduate School, Richmond, Virginia; The University of Oklahoma National Commercial Lending School, Norman, Oklahoma and East Carolina University Commercial Lending Workshop, Greenville, North Carolina.

BENNY A. WILLIAMS, JR., 51, Executive Vice President, was employed by the Bank in September 1983, as Vice President, Security Officer and Secretary to the Board. His primary responsibility is in the lending area of the Bank and in compliance. From February 1968 to September 1983, Williams was employed by First Virginia Bank-Highlands (formerly Covington National Bank). During that time, he has held positions as Branch Manager; Marketing Director; Assistant Cashier and Assistant Vice President in lending. Williams attended Covington schools; Dabney
S. Lancaster Community College, Covington, Virginia and Virginia Banking School at The University of Virginia.

H.C. RHODES, JR., 49, Senior Vice President, was employed by the Bank in January 1985, as Cashier. His responsibilities are in the lending area of the Bank. From October 1972 to January 1985, Rhodes was employed by First Virginia Bank-Highlands (formerly Covington National Bank). His two most recent assignments were Branch Manager of the Mallow Mall Office and Assistant Cashier-Loan Officer at the Main Street Office. Rhodes attended Covington schools, Dabney S. Lancaster Community College, Covington, Virginia and Virginia Banking School at The University of Virginia.

JEAN C. GILLILAN, 51, Vice President and Cashier, was employed by the Bank in October, 1983, as Teller. Her responsibilities are primarily in the operations area of the Bank and Human Resources. From September, 1982 to September 1983, Gillilan was employed by Central Fidelity as a Teller and loan processor. From August of 1973 to August of 1977, Gillilan was employed by Ronceverte National in West Virginia as a bookkeeper and proof operator. Gillilan has taken banking and management classes at Dabney S. Lancaster Community College, Thomas Nelson Community College and seminars presented by V.B.A. and V.A.C.B. She has also attended two computer training schools presented by NCR, one in Chicago and one in Winston Salem.

ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

Directors and Officers Liability Insurance Policy was renewed on February 26, 1998, under a twelve month policy with a renewal date of February 26, 1999.

ITEM 13 - OPTIONS GRANTED TO MANAGEMENT TO PURCHASE SECURITIES

There were no options granted to management to purchase securities as of December 31, 1998.

ITEM 14 - INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS Reference is made to Note 12 of Notes to Financial Statement on page 34.

PART IV

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

FINANCIAL STATEMENTS

Accountants' Report for the Audited Financial Statements of State Bank of the Alleghenies for the years ended December 31, 1998 and 1997.

The following consolidated financial statements of State Bank are included in this Form 10-K:

Audited Balance Sheets                  December 31, 1998 & 1997 (Audited)

Audited Statement of Income             Years ended December 31, 1998, 1997, &
                                        1996 (Audited)

Audited Statements of Changes in        Years ended December 31, 1998, 1997, &
Stockholders' Equity                    1996 (Audited)

Audited Statements of Cash Flows        Years ended December 31, 1998, 1997, &
                                        1996 (Audited)

Notes to Audited Financial Statements   Year ended December 31, 1998

REPORTS ON FORMS 8-K

State Bank did not file any reports on Form 8-K during the last quarter of 1998.

SCHEDULES PRESCRIBED BY REGULATIONS S-X

All Schedules are omitted as the required information is not applicable or the information is presented in the consolidated financial statements or related notes.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        State Bank of the Alleghenies
                                                          (Registrant)


                                        By: /s/ Don E. Stone, Jr.
                                           ----------------------------------
                                              Don E. Stone, Jr., President
                                           Chief Executive Officer & Director
                                             (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


/s/ Dr. William J. Ellis      2/9/99         /s/ Michael M. Collins      2/9/99
------------------------------               ----------------------------
Dr. William J. Ellis, Director               Michael M. Collins, Director


/s/ R. Glenn Bailey           2/9/99         /s/ Burdette A. Rupert      2/9/99
------------------------------               ----------------------------
R. Glenn Bailey, Director                    Burdette A. Rupert, Director


/s/ Calvin P. Wright          2/9/99         /s/ William T. Wilson       2/9/99
------------------------------               ----------------------------
Calvin P. Wright, Director                   William T. Wilson, Director


/s/ Benny A. Williams, Jr.    2/9/99         /s/ Don E. Stone, Jr.       2/9/99
------------------------------               ----------------------------
Benny A. Williams, Jr., Director             Don E. Stone, Jr., President
                                             Chief Executive Officer & Director
                                             (Principal Executive Officer)

                                                                     Appendix IV






                              =====================

                        The State Bank of the Alleghenies
                                    Form 10-Q
                    for the quarter ended September 30, 1999



                              =====================

                               BOARD OF GOVERNORS
                         OF THE FEDERAL RESERVE SYSTEM
                             Washington, D.C. 20551

                                   FORM 10-Q

                   Quarterly Report Under Section 12b or 12g
                     of The Securities Exchange Act of 1934

                              For the Quarter Ended
                               September 30, 1999

                          STATE BANK OF THE ALLEGHENIES
                          -----------------------------
             (Exact Name of Registrant as Specified in its Charter)

      Virginia                                           54-1034229
      --------                                           ----------
(State or Other Jurisdiction of                          (IRS Employer
Incorporation or Organization)                           Identification Number)

116 West Riverside Street

      Covington, VA                                      24426
      -------------                                      -----
(Address of Principal                                    Zip Code
Executive Offices)

Registrant's Telephone Number                            540-965-1100
   Including Area Code                                   ------------

Former Name, Former Address and Former Fiscal Year, If Changed Since Last Report

                                 NOT APPLICABLE


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  YES XX    NO
                                      --       --

The number of shares outstanding of registrants' common stock, par value of $.25 per share, as of September 30, 1999, was 2,960,000 shares.

                                     INDEX

Part I  Financial Information                                    Page
                                                                 ----

        Schedule RC - Balance Sheet (unaudited)                  3-4
        FFIEC 033 - September 30, 1999

        Schedule RI - Income Statement (unaudited)               5-6
        FFIEC 033 - September 30, 1999

        Schedule RI-A - Change in Equity Capital                 7
        (Unaudited) FFIEC 033 - September 30, 1999

        Schedule RC-B - Securities (unaudited)                   8-9
        FFIEC 033 - September 30, 1999

        Schedule RC-C - Loans and Lease Financing                10-11
        Receivable (unaudited) FFIEC 033 -
        September 30, 1999

        Schedule RC-N - Past Due and Non-accrual                 12
        Loans and Leases (unaudited) FFIEC 033 -
        September 30, 1999

        Schedule RI-B - Charge-Offs and Recoveries               13
        and Changes in allowance for Loan and Lease
        Losses (unaudited) FFIEC 033 - September 30, 1999

        Statements of Cash Flows (unaudited)                     14
        Three Months ended September 30, 1999, 1998, and 1997

        Management's Discussion and Analysis of                  15-16
        Financial Condition and Results of Operations

Part II Other Information

        Exhibits and Reports on Form 8-K                         17

THE STATE BANK OF THE ALLEGHENIES       Call Date:  09/30/1999       State #:          FFIEC 033
116 WEST RIVERSIDE DRIVE                Vendor ID:  D                 Cert #: 22817    RC-1
COVINGTON, VA 24426                     Transit #:  51404338
                                                                                        [9]

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for September 30, 1999

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC - Balance Sheet
                                                                                               C200 <-

                                                                                               Dollar Amounts in Thousands
--------------------------------------------------------------------------------------------------------------------------
 ASSETS
 1.  Cash and balances due from depository institutions (from Schedule RC-A):                  RCON
     a. Noninterest-bearing balances and currency and coin (1)_______________________________  0081      6,555  1.a
     b. Interest-bearing balances (2)________________________________________________________  0071          0  1.b
 2.  Securities:
     a. Held-to-maturity securities (from Schedule RC-B, column A)___________________________  1754          0  2.a
     b. Available-for-sale securities (from Schedule RC-B, column D)_________________________  1773     43,099  2.b
 3.  Federal funds sold and securities purchased under agreements to resell__________________  1350      3,100  3
 4.  Loans and lease financing receivables:                                    RCON
     a. Loans and leases, net of unearned income (from Schedule RC-C)________  2122   101,166                   4.a
     b. LESS: Allowance for loan and lease losses____________________________  3123       812                   4.b
     c. LESS: Allocated transfer risk reserve________________________________  3128         0                   4.c
     d. Loans and leases, net of unearned income, allowance, and reserve                       RCON
        (item 4.a minus 4.b and 4.c)_________________________________________________________  2125    100,354  4.d
 5.  Trading assets__________________________________________________________________________  3545          0  5.
 6.  Premises and fixed assets (including capitalized leases)________________________________  2145      1,446  6.
 7.  Other real estate owned (from Schedule RC-M)____________________________________________  2150          0  7.
 8.  Investments in unconsolidated subsidiaries and associated companies
     (from Schedule RC-M)____________________________________________________________________  2130          0  8.
 9.  Customers' liability to this bank on acceptances outstanding____________________________  2155          0  9.
10.  Intangible assets (from Schedule RC-M)__________________________________________________  2143          3  10.
11.  Other assets (from Schedule RC-F)_______________________________________________________  2160      1,824  11.
12.  Total assets (sum of items 1 through 11)________________________________________________  2170    156,381  12

(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.

THE STATE BANK OF THE ALLEGHENIES       Call Date:  09/30/1999       State #:          FFIEC 033
116 WEST RIVERSIDE DRIVE                Vendor ID:  D                 Cert #: 22817    RC-2
COVINGTON, VA 24426                     Transit #:  51404338
                                                                                         [10]


Schedule RC - Continued

                                                                                               Dollar Amounts in Thousands
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES
13.  Deposits:
     a. In domestic offices (sum of totals of columns A and C                                  RCON
        from Schedule RC-E)__________________________________________________  RCON            2200    138,117  13.a
        (1) Noninterest-bearing (1)__________________________________________  6631    9,372                    13.a.1
        (2) Interest-bearing_________________________________________________  6636  128,745                    13.a.2
     b. In foreign offices, Edge and Agreement subsidiaries, and IBFs
        (1) Noninterest-bearing____________________________________________________
        (2) Interest-bearing_______________________________________________________            RCON
14.  Federal funds purchased and securities sold under agreements to repurchase______________  2800          0  14
15.  a. Demand notes issued to the U.S. Treasury_____________________________________________  2840          0  15.a
     b. Trading liabilities__________________________________________________________________  3548          0  15.b
16.  Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases):
     a. With a remaining maturity of one year or less________________________________________  2332          0  16.a
     b. With a remaining maturity of more than one year through three years__________________  A547          0  16.b
     c. With a remaining maturity of more than three years___________________________________  A548          0  16.c
17.  Not applicable
18.  Bank's liability on acceptances executed and outstanding________________________________  2920          0  18.
19.  Subordinated notes and debentures (2)___________________________________________________  3200          0  19.
20.  Other liabilities (from Schedule RC-G)__________________________________________________  2930        915  20.
21.  Total liabilities (sum of items 13 through 20)__________________________________________  2948    139,032  21.
22.  Not applicable
EQUITY CAPITAL                                                                                 RCON
23.  Perpetual preferred stock and related surplus___________________________________________  3838          0  23.
24.  Common stock____________________________________________________________________________  3230        740  24.
25.  Surplus (exclude all surplus related to preferred stock)________________________________  3839      2,271  25.
25.  a. Undivided profits and capital reserves_______________________________________________  3632     14,928  26.a
     b. Net unrealized holding gains (losses) on available-for-sale securities_______________  8434       (590) 26.b
     c. Accumulated net gains (losses) on cash flow hedges___________________________________  4336          0  26.c
27.  Cumulative foreign currency translation adjustments_____________________________________
28.  Total equity capital (sum of items 23 through 27)_______________________________________  3210     17,349  28
29.  Total liabilities and equity capital (sum of items 21 and 28)___________________________  3300    156,381  29


Memorandum

To be reported only with the March Report of Condition.
1. Indicate in the box at the right the number of the statement below that best describes the
   most comprehensive level of auditing work performed for the bank by independent external             Number
   auditors as of any date during 1998_______________________________________________________  6724        N/A  M.1

1=Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank
2=Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)
3=Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)
4=Directors' examination of the bank performed by other external auditors
  (may be required by state chartering authority)
5=Review of the bank's financial statements by external auditors
6=Compilation of the bank's financial statements by external auditors
7=Other audit procedures (excluding tax preparation work)
8=No external audit work

(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Includes limited-life preferred stock and related surplus.

THE STATE BANK OF THE ALLEGHENIES      Call Date:   09/30/1999      State #:         FFIEC 033
116 WEST RIVERSIDE DRIVE               Vendor ID:   D               Cert#: 22817       RI-1
COVINGTON, VA 24426                    Transit #:   51404338
                                                                                         [3]
Consolidated Report of Income
for the period January 1, 1999 - September 30, 1999

All Report of Income schedules are to be reported on a calendar year-to-date basis in thousands of dollars.

Schedule RI - Income Statement
                                                                                                       I280<-
                                                                                  Dollar Amounts in Thousands
-------------------------------------------------------------------------------------------------------------
1. Interest income:
     a. Interest and fee income on loans (1):                                                   RAID
                                                                                                ----
          (1) Real estate loans_______________________________________________________________  4246    3,982 1.a.1
          (2) Installment loans_______________________________________________________________  4247    1,760 1.a.2
          (3) Credit cards and related plans__________________________________________________  4248        0 1.a.3
          (4) Commercial (time and demand) and all other loans________________________________  4249      795 1.a.4
     b. Income from lease financing receivable:
          (1) Taxable leases__________________________________________________________________  4505        0 1.b.1
          (2) Tax-exempt leases_______________________________________________________________  4307        0 1.b.2
     c. Interest income on balances due from depository institutions (2)______________________  4115        0 1.c
     d. Interest and dividend income on securities:
          (1) U.S. Treasury securities and U.S. Government agency obligations
              (including mortgage-backed securities issued
              or guaranteed by FNMA, FHLMC, or GNMA)__________________________________________  4027    1,490 1.d.1
          (2) Securities issued by states and political subdivisions in the U.S.:
               (a) Taxable securities_________________________________________________________  4506        0 1.d.2a
               (b) Tax-exempt securities______________________________________________________  4507      304 1.d.2b
          (3) Other domestic debt securities
              (including mortgage-backed securities not issued
              or guaranteed by FNMA, FHLMC, or GNMA)__________________________________________  3657        0 1.d.3
          (4) Foreign debt securities_________________________________________________________  3657        0 1.d.4
          (5) Equity securities (including investments in mutual funds________________________  3658        3 1.d.5
     e. Interest income from trading assets___________________________________________________  4069        0 1.e
     f. Interest income of federal funds sold and securities purchased under
        agreements to resell__________________________________________________________________  4020      277 1.f
     g. Total interest income (sum of items 1.a through 1.f)__________________________________  4107    8,611 1.g

(1) See instructions for loan classifications used in this schedule.
(2) Includes interest income on time certificates of deposit not held for trading.

THE STATE BANK OF THE ALLEGHENIES      Call Date:   09/30/1999      State #:         FFIEC 033
116 WEST RIVERSIDE DRIVE               Vendor ID:   D               Cert#: 22817       RI-2
COVINGTON, VA 24426                    Transit #:   51404338
                                                                                         [4]
Schedule RI - Continued
                                                                                            Dollar Amounts in Thousands
-----------------------------------------------------------------------------------------------------------------------
 2. Interest expense:
    a. Interest on deposits:
       (1) Transaction accounts (NOW accounts, ATS accounts, and telephone          PAID   Year-to-Date
           and preauthorized transfer accounts)________________________________    4508       855                       2.a.1
       (2) Nontransaction accounts:
           (a) Money market deposit accounts (MMDAs)___________________________    4509        83                       2.a.2a
           (b) Other savings deposits__________________________________________    4511       254                       2.a.2b
           (c) Time deposits of $100,000 or more_______________________________    A517       715                       2a.2c
           (d) Time deposits of less than $100,000_____________________________    A518     2,304                       2a.2d
    b. Expense of federal funds purchased and securities sold under agreements
       to repurchase___________________________________________________________    4180         0                       2.b
    c. Interest on demand notes issued to the U.S. Treasury, trading
       liabilities, and on other borrowed money________________________________    4185         0                       2.c
    d. Not applicable
    e. Interest on subordinated notes and debentures___________________________    4200         0                       2.e
    f. Total interest expense (sum of items 2.a through 2.e)___________________    4073     4,211         RIAD          2.f
 3. Net interest income (item 1.g minus 2.f)____________________________________________________________  4074    4,400 3.
 4. Provisions:
    a. Provision for credit losses______________________________________________________________________  4230        0 4.a
    b. Provision for allocated transfer risk____________________________________________________________  4243        0 4.b
 5. Noninterest income:
    a. Income from fiduciary activities________________________________________    4070         0                       5.a
    b. Service charges on deposit accounts_____________________________________    4080       282                       5.b
    c. Trading revenue (must equal Schedule RI, sum of Memorandum
       items 8.a through 8.d)__________________________________________________    A220         0                       5.c
    d.-e. Not applicable
    f. Other noninterest income:
       (1) Other fee income____________________________________________________    5407        71                       5.f.1
       (2) All other noninterest income*_______________________________________    5408         0                       5.f.2
    g. Total noninterest income (sum of Items 5.a through 5.f)__________________________________________  4079      353 5.g
 6.a. Realized gains (losses) on held-to-maturity securities____________________________________________  3521        0 6.a
   b. Realized gains (losses) on available-for-sale securities__________________________________________  3196        6 6.b
 7. Noninterest expense:
    a. Salaries and employee benefits__________________________________________    4135      877                        7.a
    b. Expenses of premises and fixed assets (net of rental income)
       (excluding salaries and employee benefits and mortgage interest)________    4217      240                        7.b
    c. Other noninterest expense*______________________________________________    4092      557                        7.c
    d. Total noninterest expense (sum of items 7.a through 7.c)_________________________________________  4093    1,674 7.d
 8. Income (loss) before income taxes and extraordinary items and other
    adjustments (item 3 plus or minus items 4.a, 4.b, 5.g, 6.a, 6.b, and 7.d)___________________________  4301    3,085 8.
 9. Applicable income taxes (on item 8)_________________________________________________________________  4302      944 9.
10. Income (loss before extraordinary items and other adjustments (item 8 minus 9)______________________  4300    2,141 10.
11. Extraordinary items and other adjustments, net of income taxes*_____________________________________  4320        0 11
12. Net income (loss) (sum of items 10 and 11)__________________________________________________________  4340    2,141 12.

    * Describe on Schedule RI-E Explanations.

Schedule RI-A- Changes in Equity Capital

Indicate decreases and losses in parentheses.

                                                                                                        I283
                                                                                 Dollar Amounts in Thousands
------------------------------------------------------------------------------------------------------------
                                                                                               RIAD
 1. Total equity capital originally reported in the December 31, 1998, Reports of
    Condition and Income__________________________________________________________________     3215   16,929  1.
 2. Equity capital adjustments from amended Reports of Income, net*_______________________     3216        0  2.
 3. Amended balance end of previous calendar year (sum of items 1 and 2)__________________     3217   16,929  3.
 4. Net income (loss) (must equal Schedule RI, item 12)___________________________________     4340    2,141  4.
 5. Sale, conversion, acquisition, or retirement of capital stock, net____________________     4346        0  5.
 6. Changes incident to business combinations, net________________________________________     4356        0  6.
 7. LESS: Cash dividends declared on preferred stock______________________________________     4470        0  7.
 8. LESS: Cash dividends declared on common stock_________________________________________     4460      711  8.
 9. Cumulative effect of changes in accounting principles from prior years* (see
    instructions for this schedule)_______________________________________________________     4411        0  9.
10. Corrections of material accounting errors from prior years* (see instructions
    for this schedule)____________________________________________________________________     4412        0  10.
11.a Change in net unrealized holding gains (losses) on available-for-sale securities_____     8433   (1,010) 11.a
11.b Change in accumulated net gains (losses) on cash flow hedges_________________________     4574        0  11.b
12. Other transactions with parent holding company* (not included
    in items 5,7, or 8 above)_____________________________________________________________     4415        0  12.
13. Total equity capital end of current period (sum of items 3 through 12)(must
    equal Schedule RC, item 28)___________________________________________________________     3210   17,349  13.

*Describe on Schedule RI-E Explanations.

THE STATE BANK OF THE ALLEGHENIES       Call Date:  06/30/1999       State #:          FFIEC 033
116 WEST RIVERSIDE DRIVE                Vendor ID:  D                 Cert #: 22817    RC-4
COVINGTON, VA 24426                     Transit #:  51404338
                                                                                              [12]
                                                                                                C210<

Schedule RC-B- Securities

Exclude assets held for trading.
                                                                                                         Dollar Amounts in Thousands
------------------------------------------------------------------------------------------------------------------------------------
                                                         ------Held-to-maturity------       ------Available-for-sale------
                                                           (Column A)      (Column B)          (Column C)        (Column D)
                                                       Amortized Cost      Fair Value      Amortized Cost     Fair Value(1)
                                                           RCON            RCON            RCON               RCON
 1. U.S. Treasury securities_____________________________  0211     0      0213      0     1286       500     1287      501  1.
 2. U.S. Government agency obligations
    (exclude mortgage-backed securities:
    a. Issued by U.S. Government agencies (2)____________  1289     0      1290      0     1291         0     1293        0  2.a
    b. Issued by U.S. Government-sponsored
       agencies (3)______________________________________  1294     0      1295      0     1297    33,244     1298   32,530  2.b
 3. Securities issued by states and political
    subdivisions in the U.S.:
    a. General obligations_______________________________  1676     0      1677      0     1678     9,410     1679    9,251  3.a
    b. Revenue obligations_______________________________  1681     0      1686      0     1690       748     1691      727  3.b
    c. Industrial development and similar obligations____  1694     0      1695      0     1696         0     1697        0  3.c
 4. Mortgage-backed securities (MBS):
    a. Pass-through securities:
       (1) Guaranteed by GNMA____________________________  1698     0      1699      0     1701         0     1702        0  4.a.(1)
       (2) Issued by FNMA and FHLMC______________________  1703     0      1705      0     1706         0     1707        0  4.a.(2)
       (3) Other pass-through securities_________________  1709     0      1710      0     1711         0     1713        0  4.a.(3)
    b. Other mortgage-backed securities (include
       (CMCs, REMICs and stripped MBS):
       (1) Issued or guaranteed by FNMA,
           FHLMC, or GNMA________________________________  1714     0      1715      0     1716         0     1717        0  4.b(1)
       (2) Collateralized by MBS issued or guaranteed
           by FNMA, FHLMC, or GNMA_______________________  1718     0      1719      0     1731         0     1732        0  4.b.(2)
       (3) All other mortgage-backed securities__________  1733     0      1734      0     1735         0     1736        0  4.b.(3)
 5. Other debt securities:
    a. Other domestic debt securities____________________  1737     0      1738      0     1739         0     1741        0  5.a
    b. Foreign debt securities___________________________  1742     0      1743      0     1744         0     1746        0  5.b
 6. Equity securities:
    a. Investments in mutual funds and
       other equity securities with
       readily determinable fair values____________________________________________________A510         0     A511        0  6.a
    b. All other equity securities(1)______________________________________________________1752        90     1753       90  6.b
 7. Total (sum of items 1 through 6) (total of
    column A must equal Schedule RC, item 2.a)
    (total of column D must equal Schedule RC,
    item 2.b)____________________________________________  1754     0      1771     0      1772    43,992     1773   43,099  7

(1) Includes equity securities without readily determinable fair values at historical cost in item 6.b, column D.
(2) Includes Small Business Administration 'Guaranteed Loan Pool Certificates,' U.S. Maritime Administration obligations, and Export-Import Bank participation certificates.
(3) Includes obligations (other than mortgage-backed securities) issued by the Farm Credit System, the Federal Home Loan Bank System, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Financing Corporation, Resolution Funding Corporation, the Student Loan Marketing Association, and the Tennessee Valley Authority.

THE STATE BANK OF THE ALLEGHENIES       Call Date:  09/30/1999       State #:          FFIEC 033
116 WEST RIVERSIDE DRIVE                Vendor ID:  D                 Cert #: 22817    RC-5
COVINGTON, VA 24426                     Transit #:  51404338
                                                                                              [13]
                                                                                                                              C212<-
Schedule RC-B- Continued

Memoranda                                                                                                Dollar Amounts in Thousands
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         RCON
 1. Pledged securities(1)______________________________________________________________________________  0416      4,587   M.1
 2. Maturity and repricing data for debt securities (1)(2) (excluding those in nonaccrual status):
    a. Securities issued by the U.S. Treasury, U.S. Government agencies, and states and political subdivisions in the U.S.: other non-mortgage debt securities; and
       mortgage-pass through securities other than those backed by closed-end first lien 1-4 family residential mortgages with a remaining maturity or repricing frequency of: (3,4)
       (1) Three months or less________________________________________________________________________  A549      1,128   M.2.a1
       (2) Over three months through 12 months_________________________________________________________  A550        622   M.2.a2
       (3) Over one year through three years___________________________________________________________  A551      7,203   M.2.a3
       (4) Over three years through five years_________________________________________________________  A552     13,753   M.2.a4
       (5) Over five years through 15 years____________________________________________________________  A553     20,303   M.2.a5
       (6) Over 15 years_______________________________________________________________________________  A554          0   M.2.a6
    b. Mortgage pass-through securities backed by closed-end first lien 1-4 family residential mortgages with a remaining maturity or repricing frequency of: (3,5)
       (1) Three months or less________________________________________________________________________  A555          0   M.2.b1
       (2) Over three months through 12 months_________________________________________________________  A556          0   M.2.b2
       (3) Over one year through three years___________________________________________________________  A557          0   M.2.b3
       (4) Over three years through five years_________________________________________________________  A558          0   M.2.b4
       (5) Over five years through 15 years____________________________________________________________  A559          0   M.2.b5
       (6) Over 15 years_______________________________________________________________________________  A560          0   M.2.b6
    c. Other mortgage-backed securities (include CMOs, REMICs, and stripped MBS;
       exclude mortgage pass-through securities) with an expected average life of: (6)
       (1) Three years or less_________________________________________________________________________  A561          0   M.2.c1
       (2) Over three years____________________________________________________________________________  A562          0   M.2.c2
    d. Debt securities with a REMAINING MATURITY of one
       year or less (included in Memorandum items 2.a through 2.c above)_______________________________  A248      1,749   M.2.d
 3.-6. Not applicable.
 7. Amortized cost of held-to-maturity securities sold or transferred to available-for-sale or trading securities during the calendar year-to-date (report the amortized cost at date of sale
    or transfer)_______________________________________________________________________________________  1778          0   M.7
 8. Not applicable
 9. Structured notes (included in the held-to-maturity and available-for-sale accounts in accounts in Schedule RC-B, items 2,3, and 5):
    a. Amortized cost__________________________________________________________________________________  8782          0   M.9.a
    b. Fair value______________________________________________________________________________________  8783          0   M.9.b

(1) Includes held-to-maturity securities at amortized cost and available-for-sale securities at fair value.
(2) Exclude equity securities, e.g., investments in mutual funds, Federal Reserve stock, common stock, and preferred stock.
(3) Report fixed rate debt securities by remaining maturing and floating rate debt securities by repricing frequency.
(4) Sum of Memorandum items 2.a.(1) through 2.a.(6) plus any nonaccrual debt securities in the categories of debt securities reported in Memorandum item 2.a that are included in Schedule RC-N, item 6, column C, must equal Schedule RC-B, sum of items 1, 2, 3 and 5, columns A and D, plus mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-B, item 4.a, columns A and D.
(5) Sum of Memorandum items 2.b.(1) through 2.b.(6) plus any nonaccrual mortgage pass-through securities backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-N, item 6, column C, must equal Schedule RC-B, item 4.a, sum of columns A and D, less the amount of mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-B, item 4.a, columns A and D.
(6) Sum of Memorandum items 2.c.(1) and 2.c.(2) plus any nonaccrual "Other mortgage-backed securities" included in Schedule RC-N, item 6, column C, must equal Schedule RC-B,l item 4.b, sum of columns A and D.

THE STATE BANK OF THE ALLEGHENIES      Call Date:   09/30/1999      State #:         FFIEC 033
116 WEST RIVERSIDE DRIVE               Vendor ID:   D               Cert#: 22817       RC-6
COVINGTON, VA 24426                    Transit #:   51404338
                                                                                        [14]
Schedule RC-C - Loans and Lease Financing Receivables

Part I. Loans and Leases

Do not deduct the allowance for loan and lease losses from amounts reported in this schedule. Report total loans and leases, net of unearned
income. Exclude assets held for trading and commercial paper.                                                    C215 <-
                                                                                             Dollar Amounts in Thousands
------------------------------------------------------------------------------------------------------------------------
 1. Loans secured by real estate:                                                                     RCON
    a. Construction and land development_____________________________________________________________ 1415      294  1.a
    b. Secured by farmland (including farm residential and other improvements)_______________________ 1420        0  1.b
    c. Secured by 1-4 family residential properties:
       (1) Revolving, open-end loans secured by 1-4 family residential properties and extended
           under lines of credit_____________________________________________________________________ 1797    4,734  1.c.1
       (2) All other loans secured by 1-4 family residential properties:
           (a) Secured by first liens________________________________________________________________ 5367   59,573  1.c.2a
           (b) Secured by junior liens_______________________________________________________________ 5368      143  1.c.2b
    d. Secured by multifamily (5 or more) residential properties_____________________________________ 1460        0  1.d
    e. Secured by nonfarm nonresidential properties__________________________________________________ 1480        0  1.e
 2. Loans to depository institutions:
    a. To commercial banks in the U.S.:
       (1) To U.S. branches and agencies of foreign banks____________________________________________ 1506        0  2.a1
       (2) To other commercial banks in the U.S._____________________________________________________ 1507        0  2.a2
    b. To other depository institutions in the U.S.__________________________________________________ 1517        0  2.b
    c. To banks in foreign countries:
       (1) To foreign branches of other U.S. banks___________________________________________________ 1513        0  2.c1
       (2) To other banks in foreign countries_______________________________________________________ 1516        0  2.c2
 3. Loans to finance agricultural production and other loans to farmers______________________________ 1590        0  3.
 4. Commercial and industrial loans:
    a. To U.S. addresses (domicile)__________________________________________________________________ 1763   11,400  4.a
    b. To non-U.S. addressees (domicile)_____________________________________________________________ 1764        0  4.b
 5. Acceptances of other banks_______________________________________________________________________ 1755        0  5.
 6. Loans to individuals for household, family, and other personal expenditures (i.e., consumer loans)(includes purchased paper):
    a. Credit cards and related plans (includes check credit and other revolving credit plans)_______ 2008        0  6.a
    b. Other (includes single payment, installment, and all student loans)___________________________ 2011   27,795  6.b
 7. Loans to foreign government and official institutions (including foreign central banks)__________ 2081        0  7.
 8. Obligations (other than securities and leases) of states and political subdivisions in the U.S.__ 2107        0  8.
 9. Other Loans:
    a. Loans for purchasing or carrying securities (secured and unsecured)___________________________ 1545        0  9.a
    b. All other loans (excludes consumer loans)_____________________________________________________ 1564       19  9.b
10. Lease financing receivables (net of unearned income)_____________________________________________ 2165        0 10.
11. LESS: Any unearned income on loans reflected in items 1-9 above__________________________________ 2123    2,792 11.
12. Total loans and leases, net of unearned income (sum of items 1 through 10 minus item 11)
    (must equal Schedule RC, item 4.a)_______________________________________________________________ 2122  101,166 12.


THE STATE BANK OF THE ALLEGHENIES      Call Date:   09/30/1999      State #:         FFIEC033
116 WEST RIVERSIDE DRIVE               Vendor ID:   D               Cert#: 22817       RC-7
COVINGTON, VA 24426                    Transit #:   51404338
                                                                                        [15]
Schedule RC-C - Continued

Part I. Continued

Memoranda                                                                                         Dollar Amounts in Thousands
-----------------------------------------------------------------------------------------------------------------------------
1. Not applicable
2. Loan (1) and leases restructured and in compliance with modified terms (included in
   Schedule RC-C. part I. above and not reported as past due or nonaccrual in
   Schedule RC-N, Memorandum item 1):                                                                            RCN
   a. Real estate loans________________________________________________________________________________________  1617       0 M.2.a
   b. All other loans and lease financing receivables (exclude loans to individuals for
      household, family, and other personal expenditures)______________________________________________________  8691       0 M.2.b
3. Maturity and repricing data for loans and leases (excluding those in nonaccrual status):
   a. Closed-end loans secured by first liens on 1-4 family residential properties(reported in Schedule RC-C, part I, item 1.c.(2).(a)) with a remaining maturity or repricing frequency of: (2,3)
      (1) Three months or less_________________________________________________________________________________  A564   1,340 M.3.a1
      (2) Over three months through 12 months__________________________________________________________________  A565   4,174 M.3.a2
      (3) Over one year through three years____________________________________________________________________  A566  19,796 M.3.a3
      (4) Over three years to through five years_______________________________________________________________  A567  30,117 M.3.a4
      (5) Over five years through 15 years_____________________________________________________________________  A568   4,042 M.3.a5
      (6) Over 15 years________________________________________________________________________________________  A569     104 M.3.a6
   b. All loans and leases (reported in Schedule RC-C, part I, items 1 through 10) EXCLUDING closed-end loans secured by first liens on 1-4 family residential properties (reported in Schedule RC-C, part I, item 1.c.(2).(a)) with a remaining maturity or repricing frequency of: (2,4)
      (1) Three months or less_________________________________________________________________________________  A570   8,929 M.3.b1
      (2) Over three months through 12 months__________________________________________________________________  A571   3,853 M.3.b2
      (3) Over one year through three years____________________________________________________________________  A572  13,987 M.3.b3
      (4) Over three years through five years__________________________________________________________________  A573  14,572 M.3.b4
      (5) Over five years through 15 years_____________________________________________________________________  A574   3,044 M.3.b5
      (6) Over 15 years________________________________________________________________________________________  A575       0 M.3.b6
   c. Loans and leases (reported in Schedule RC-C, part I, items 1 through 10)
      with a REMAINING MATURITY of one year or less____________________________________________________________  A247   8,048 M.3.c
   d. Loans secured by nonfarm nonresidential properties (reported in Schedule RC-C, part I, items 1.e)
      with a REMAINING MATURITY of over five years_____________________________________________________________  A577       0 M.3.d
   e. Commercial and industrial loans (reported in Schedule RC-C, part I, item 4)
      with a REMAINING MATURITY of over three years____________________________________________________________  A578   1,512 M.3.e
4. Loans to finance commercial real estate, construction, and land development activities
   (not secured by real estate) included in Schedule RC-C, part I, items 4 and 9.b, page RC-6(5)_______________  2746       0 M.4
5. Loans and leases held for sale (included in Schedule RC-C, part I, above)___________________________________  5369       0 M.5
6. Adjustable rate closed-end loans secured by first liens on 1-4 family residential properties
   (included in Schedule RC-C, part I, item 1.c(2)(a), page RC-6)______________________________________________  5370  56,023 M.6

(1) See instructions for loan classifications used in Memorandum item 2.
(2) Report fixed rate loans and leases by remaining maturity and floating rate loans by repricing frequency.
(3) Sum of Memorandum items 3.a.(1)through 3.a.(6) plus total nonaccrual closed-end loans secured by first liens on 1-4 family residential properties included in Schedule RC-N, Memorandum item 4.c.(2), column C, must equal total closed-end loans secured by first liens on 1-4 family residential properties from Schedule RC-C, part I, item 1.c.(2)(a).
(4) Sum of Memorandum items 3.b.(1) through 3.b.(6), plus total nonaccrual loans and leases from Schedule RC-N, sum of items 1 through 5, column C, minus nonaccrual closed-end loans secured by first liens on 1-4 family residential properties included in Schedule RC-N, Memorandum item 4.c.(2), column C, must equal total loans and leases from Schedule RC-C , Part 1, sum of items 1 through 10, minus total closed-end loans secured by first liens on 1-4 family residential properties in domestic offices from Schedule RC-C, part I, item 1.c.(2)(a).
(5) Exclude loans secured by real estate that are included in Schedule RC-C, part I, items 1.a through 1.e.

THE STATE BANK OF THE ALLEGHENIES      Call Date:   09/30/1999      State #:         FFIEC 033
116 WEST RIVERSIDE DRIVE               Vendor ID:   D               Cert#: 22817       RC-16
COVINGTON, VA 24426                    Transit #:   51404338
                                                                                        [24]
Schedule RC-N - Past Due and Nonaccrual Loans(1), Leases, and Other Assets

The FFIEC regards the information reported in all of Memorandum item 1, in items 1 through 7, column A, and in Memorandum items 2 through 4, column A, as confidential.
                                                                                                                             C270 <-
                                                                                                         Dollar Amounts in Thousands
------------------------------------------------------------------------------------------------------------------------------------
                                                                              --(Column A)--     --(Column B)--     --(Column C)--
                                                                                 Past due          Past due 90        Nonaccrual
                                                                              30 through 89       days or more
                                                                              days and still       and still
                                                                                 accruing           accruing
                                                                          RCON                RCON              RCON
                                                                          ----                ----              ----
1. Real estate loans____________________________________________________  1210       1,254    1211      0       1212       0 1.
2. Installment loans____________________________________________________  1214         931    1215      0       1216       0 2.
3. Credit cards and related plans_______________________________________  1218           0    1219      0       1220       0 3.
4. Commercial (time and demand) and all other loans_____________________  1222          27    1223      0       1224       0 4.
5. Lease financial receivables__________________________________________  1226           0    1227      0       1228       0 5.
6. Debt securities and other assets (exclude other real estate owned
   and other repossessed assets)________________________________________  3505           0    3506      0       3507       0 6.

====================================================================================================================================
Amounts reported in items 1 through 5 above include guaranteed and unguaranteed portions of past due and nonaccrual loans and leases. Report in item 7 below certain guaranteed loans and leases that have already been included in the amounts reported in items 1 through 5.
                                                                          RCON                RCON              RCON
                                                                          ----                ----              ----
7. Loans and leases reported in items 1 through 5 above which
   are wholly or partially guaranteed by the U.S. Government____________  5612           0    5613      0       5614       0 7.
   a. Guaranteed portion of loans and leases included in item 7
      above_____________________________________________________________  5615           0    5616      0       5617       0 7.a

                                                                                                                            C273 <-
Memoranda                                                                                               Dollar Amounts in Thousands
------------------------------------------------------------------------------------------------------------------------------------
1. Restructed loans and leases included in Schedule RC-N,
   items 1 through 5, above (and not reported in Schedule RC-C,           RCON                RCON              RCON
   Part I, Memoradum item 2)                                              1658           0    1659      0       1661       0 M.1
2. To be completed by banks with loans to finance agricultural production and other loans to farmers (Schedule RC-C, part I, item 3) exceeding five percent of total loans:
   Agricultural loans included in Schedule RC-N, items 1
   through 4, above_____________________________________________________  1230         N/A    1231    N/A       1232     N/A M.2
3. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate)
   included in Schedule RC-N, items 2 through 4, above__________________  5421           0    5422      0       5423       0 M.3
4. Real estate loans (sum of Memorandum items 4.a through 4.e must equal Schedule RC-N, item 1, above):
   a. Construction and land development_________________________________  5424           0    5425      0       5426       0 M.4a
   b. Secured by farmland_______________________________________________  5427           0    5428      0       5429       0 M.4b
   c. Secured by 1-4 family residential properties:
      (1) Revolving, open-end loans secured by 1-4 family
          residential properties and extended under lines of credit_____  5430           0    5431      0       5432       0 M.4c(1)
      (2) All other loans secured by 1-4 family residential
          properties____________________________________________________  5433       1,254    5434      0       5435       0 M.4c(2)
   d. Secured by multifamily (5 or more) residential properties_________  5436           0    5437      0       5438       0 M.4d
   e. Secured by nonfarm nonresidential properties______________________  5439           0    5440      0       5441       0 M.4e

(1) See instructions for loan classifications used in this schedule.

THE STATE BANK OF THE ALLEGHENIES      Call Date:   09/30/1999      State #:         FFIEC 033
116 WEST RIVERSIDE DRIVE               Vendor ID:   D               Cert#: 22817       RI-4
COVINGTON, VA 24426                    Transit #:   51404338
                                                                                        [6]
Schedule RI-B - Charge-offs and Recoveries on Loans and Leases and Changes in Allowance for Credit Losses

Part I. Charge-offs and Recoveries on Loans and Leases (1)

Part I excludes charge-offs and recoveries through the
allocated transfer risk reserve.
                                                                                                                             I286 <-
                                                                                             Dollar Amounts in Thousands
------------------------------------------------------------------------------------------------------------------------
                                                                                               --Calendar year-to-date--
                                                                                             (Column A)         (Column B)
                                                                                    RIAD   Charge-offs   RIAD  Recoveries
                                                                                    ----   -----------   ----  ----------
1. Real estate loans______________________________________________________________  4256            0    4257           0 1.
2. Installment loans______________________________________________________________  4258           68    4259          17 2.
3. Credit cards and related plans_________________________________________________  4262            0    4263           0 3.
4. Commercial (time and demand) and all other loans_______________________________  4264            0    4265           0 4.
5. Lease financial receivables____________________________________________________  4266            0    4267           0 5.
6. Total (sum of items 1 through 5)_______________________________________________  4635           68    4605          17 6.

Memoranda
                                                                                             Dollar Amounts in Thousands
------------------------------------------------------------------------------------------------------------------------
1. Loans to foreign governments and official institutions include in part I,
   items 1 through 4 above________________________________________________________  4643            0    4627           0 M.1
2. To be completed by banks with loans to finance agricultural production and other loans to farmers (Schedule RC-C, part I, item 3) exceeding five percent of total loans.
   Agricultural loans included in part I, items through 4, above__________________  4268          N/A    4269         N/A M.2
3. Not applicable.
4. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RI-B, part I,
   items 2 through 4, above_______________________________________________________  5443            0    5444           0 M.4
5. Real estate loans (sum of memorandum items 5.a through 5.e must equal
   Schedule RI-B, part I, item 1, above):
   a. Construction and land development___________________________________________  5445            0    5446           0 M.5.a
   b. Secured by farmland_________________________________________________________  5447            0    5448           0 M.5.b
   c. Secured by 1-4 family residential properties:
      (1) Revolving, open-end loans secured by 1-4 family residential properties
          and extended under lines of credit______________________________________  5449            0    5450           0 M.5.c1
      (2) All other loans secured by 1-4 family residential properties____________  5451            0    5452           0 M.5.c2
   d. Secured by multifamily (5 and more) residential properties__________________  5453            0    5454           0 M.5.d
   e. Secured by nonfarm nonresidential properties________________________________  5455            0    5456           0 M.5.e

(1) See instructions for loan classification used in this schedule.

                            STATEMENT OF CASH FLOWS
                                  (unaudited)
                           State Bank of Alleghenies
                           Covington, Virginia 24426
                           (in Thousands of Dollars)


                             Fiscal Year to Date Nine Months Ending September 30

                                                   1999       1998       1997
                                                 ------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                        $2,141    $ 2,018     $2,034
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
CASH PROVIDED BY OPERATING ACTIVITIES:
Depreciation                                         113        122        113
Amortization on securities, net of accretion          54         42         34
Loss Sale of securities                                0          0          0
Provision for deferred taxes                           0          0          0
Provision for possible loan losses                     0          0          0
NET CHANGE IN:
Accrued interest receivable
and other assets                                     345        121         18
Accrued interest payable and
other liabilities                                   (342)       (52)       (27)
                                                 ------------------------------
Net cash provided by operating activities                   $ 2,251     $2,172
                                                 ------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of investment securities                     9,574    $ 8,218     11,522
Purchase of investment securities                (14,486)   (11,978)    (8,197)
Net change in customer loans                      (3,117)    (5,691)    (9,080)
Capital expenditures                                 (11)       (61)      (195)
                                                 ------------------------------
Net cash used in investing activities             (8,040)    (9,512)    (5,950)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits                             6,120      6,413      3,428
Issuance of common stock                               0          0          0
Dividends paid                                      (710)      (622)      (532)
                                                 ------------------------------
Net cash provided by financing activities          5,410      5,791      2,896
                                                 ------------------------------
Increase in cash & due from banks                   (319)    (1,470)      (882)
Cash & due from banks-beginning                    9,974     10,952      8,718
                                                 ------------------------------
Cash & due from banks-ending                     $ 9,655    $ 9,482     $7,836
                                                 ==============================

SUPPLEMENTAL DISCLOSURES OF CASH
FLOW INFORMATION:
Cash payments for:
Interest paid to depositors                      $ 4,211    $ 4,312     $3,905
Income taxes                                     $   944    $   867     $  859

SUPPLEMENTAL SCHEDULE OF NON-CASH
INVESTING & FINANCING ACTIVITIES
Other real estate acquired in the
settlement of loan                               $     0    $     0     $    0

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Earnings Performance
--------------------

Net income for the first nine months of 1999 was $2,141,000 or $0.72 per share up from $2,018,000 or $0.68 per share for the first nine months of 1998. This decrease was attributable to the fluctuation of net interest income as described below.

Net income for the third quarter of 1999 was $723,000 as compared to $640,000 for the same period of 1998.

Earnings  per  share  are  computed  on  the  weighted   average  common  shares
outstanding of 2,960,00 for 1999 and for 1998

Net Interest Income
-------------------

Net interest income for the nine months ended September 30, 1999 amounted to $4,440,000 up 6.05% from the $4,149,000 level recorded for the same period for 1998. The net interest differential for this period (the difference between the tax equivalent yield on interest-bearing assets and the rate paid on interest-bearing liabilities) increased by 9 basis points from 3.81% in 1998 to 3.90% in 1999 due to market conditions.

The difference in the net interest income for the three months ended September 30, 1999, compared to the same period in 1998 was attributable to similar factors as mentioned above.


Non-Interest Income and Expenses
--------------------------------

Non-interest income and non-interest expenses were relatively stable during the three and nine month periods ended September 30, 1999 and 1998.


Loans, Investments and Deposits
-------------------------------

Loans, investments and deposits registered changing levels of 3.21%, (7.90%) and 4.64% respectively as of September 30, 1999, compared to December 31, 1998. The increase in loans and investments was predominately funded by the increase in deposits of $6,120,000.


Allowance for Loan Losses
-------------------------

The balance of the allowance for loan losses reflects an amount which in management's opinion is adequate to provide for potential loan losses. Management's determination of the proper level of the allowance for loan losses is based on existing credit policies and commitments, actual loan loss experience relative to the size and characteristics of the loan portfolio, changes in composition and inherent risk of the loan portfolio, anticipated impacts of economic policies and conditions and review of specific problem loans.

The allowance for loan losses on September 30, 1999 was $812,000, a decrease from the $863,000 on December 31, 1998. This decrease is due to recovery of previously charged-off loans and current periods' provision being less than loans charged-off during the same period. The ratio of allowance for loan losses to net loans was .81% on September 30, 1999, as compared to .90% on September 30, 1998. The ratio of loans past due 90 days or more to net loans on September 30, 1999 was zero as compared to zero as of September 30, 1998. The ratio of net charge-offs year to date to net loans was .05% on September 30, 1999, as compared to .11% net charge-off as of September 30, 1998.


Capital Resources
-----------------

Total Stockholder's equity or capital, including allowance for loan losses of $812,000 amounted to $18,161,000 on September 30, 1999. This reflects an increase of $369,000 over the December 31, 1998 level. The equity to asset ratio as of September 30, 1999 of 11.61% represents what management believes to be an adequate level to support asset growth over the next two to three years.

There were no material commitments for capital expenditures as of September 30, 1999.

Liquidity and Interest Sensitivity
----------------------------------

The concept of liquidity involves the ability of an enterprise to maintain sufficient cash resources to meet its needs and obligations on a timely basis. For banks, liquidity requires the maintenance of an ability to meet the day-to-day demands of deposit customers. At the same time, banks must be prepared to fulfill the needs of credit customers for loans of all types. Banks liquidity should also be considered in terms of the nature and mix of the institution's sources and uses of funds. Also related is the concept of interest rate sensitivity, which is the degree to which earning assets and interest-bearing liabilities are responsive to changes in interest rates.

The deposit base is made up of core deposits with $16,192,000 or $11.72% of total deposits composed of certificates of deposit larger than $100,000 in size. However, over the past several years, the deposit base has become somewhat more rate sensitive and volatile. Accordingly, State Bank has made changes in its strategy in order to maintain adequate liquidity and repricing opportunities such as requiring real estate mortgage rates to be adjusted every 3 to 5 years. As of September 30, 1999, federal funds and investment securities maturing within one year amounted to $4,850,000 or 3.51% of deposits. In addition, $20,956,000 of investment securities or 15.17% of deposits, mature in the 1-5 year range.

The policy of State Bank of the Alleghenies is to maintain the relationship between rate sensitive assets and rate sensitive liabilities which will best maximize profits and maintain future profit levels in keeping with the trend and expectation of interest rates.

                           PART II. OTHER INFORMATION

Item 6         Exhibits and reports on form 8-K
               a) Exhibits -None
               b) There were no reports on Form 8-K filed for the three
                  months ended September 30, 1999.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  STATE BANK OF THE ALLEGHENIES
                                                  (registrant)


Date: October 19, 1999                            /s/ Don E. Stone, Jr.
                                                  ----------------------
                                                  Don E. Stone, Jr.
                                                  (President & CEO)

                                                                      Appendix V









                            =========================


                Article 15 of the Virginia Stock Corporation Act
                         Relating to Dissenters' Rights


                            =========================

                                                                      APPENDIX V


                                   ARTICLE 15.

                               DISSENTERS' RIGHTS


         ss.13.1-729.  Definitions.--In this article:

         "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

         "Dissenter" means a shareholder who is entitled to dissent from corporate action under ss. 13.1-730 and who exercises that right when and in the manner required by ss.13.1-732 through ss.13.1-739.

         "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

         "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

         "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

         "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

         "Shareholder" means the record shareholder or the beneficial shareholder.

         ss.13.1-730. Right to Dissent.--A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

         1. Consummation of a plan of merger to which the corporation is a party
(i) if shareholder approval is required for the merger by ss.13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under ss.13.1-719;

         2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

         C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Securities System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

         1. The articles of incorporation of the corporation issuing such shares provide otherwise;

         2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

                a. Cash;

                b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

                  c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

         3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in ss.13.1-725.

         D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

         1. The proposed corporate action is abandoned or rescinded;

         2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

         3. His demand for payment is withdrawn with the written consent of the corporation.

         ss.13.1-731. Dissent by Nominees and Beneficial Owners.--A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

         1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         ss.13.1-732. Notice of Dissenters' Rights.--A. If proposed corporate action creating dissenters' rights under ss. 13.1-730 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

         B. If corporate action creating dissenters' rights under ss.13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in ss.13.1-734.

         ss.13.1-733. Notice of Intent to Demand Payment.--A. If proposed corporate action creating dissenters' rights under ss.13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

         B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

         ss.13.1-734. Dissenters' Notice.--A. If proposed corporate action creating dissenters' rights under ss.13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of ss.13.1-733.

         B. The dissenters' notice shall:

         1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

         2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

         4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

         5. Be accompanied by a copy of this article.

         ss.13.1-735. Duty to Demand Payment.--A. A shareholder sent a dissenters' notice described in ss.13.1-734 shall demand payment, certify that he acquired beneficial-ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to paragraph 3 of subsection B of ss. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

         B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

         C. A shareholder who does not demand payment and deposits his share certificates where required each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         ss.13.1-736. Share Restrictions.--A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

         B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

         ss.13.1-737. Payment.--A. Except as provided in ss.13.1-738, within thirty days after receipt of a payment demand made pursuant to ss.13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

         B. The payment shall be accompanied by:

         1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

         2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

         3. A statement of the dissenters' right to demand payment under ss.13.1-739; and

         4. A copy of this article.

         ss.13.1-738. After-Acquired Shares.--A. A corporation may elect to withhold payment required by ss. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

         B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount of each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under ss.13.1-739.

         ss.13.1-739. Procedure if Shareholder Dissatisfied with Payment or Offer.--A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate (less any payment under ss. 13.1-737), or reject the corporation's offer under ss. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under ss.13.1-737 or offered under ss. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

         B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         ss.13.1-740. Court Action.--A. If a demand for payment under ss.13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth were the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

         E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         F. Each dissenter made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under ss.13.1-738.

         ss.13.1-741. Court Costs and Counsel Fees.--A. The court in an appraisal proceeding commenced under ss.13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under ss.13.1-739.

         B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

         1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ss. 13.1-732 through ss. 1 3.1-739; or

         2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

         C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         D. In a proceeding commenced under subsection A of ss. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceedings, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

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